1149740

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051187

REGISTRANT'S NAME Telefónica Móviles Perú Holdings, S.A.A

*CURRENT ADDRESS Av. Juan de Arona 786
San Isidro, Lima
Perú

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

FILE NO. 82- 5734 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien

DATE : ~~12/11/01~~
2/26/02

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5134

November 14, 2001

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information: English summaries preceding original Spanish versions of the following documents:

1. The Board of Directors of Telefónica Móviles Perú Holding S.A.A. approved the consolidated and unconsolidated Financial Statements of the Company corresponding to the third quarter 2001.

2. Financial Reported dated September 30, 2001 for Telefónica Móviles Perú Holding S.A.A. and subsidiaries.

3. Significant Events dated November 5, 2001.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE [illegible]
75[illegible] PA[illegible]

[illegible]IN

17-[illegible] [illegible]-CHOME
MINATO-KU, TO[illegible] [illegible]7-0052

3A CHATER ROAD
HONG KONG

REC'D S.E.C.
NOV 28 2001
070

File No. 82-5134

November 28, 2001

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information: English summaries preceding original Spanish versions of the following documents:

1. A letter to the CONASEV dated November 23 relating Essential Facts.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary for Telefónica Móviles Perú Holding S.A.A.

Letter to the CONASEV dated November 23, 2001 relating the following:

-Mr. Alfonso Bustamante y Bustamante was appointed President of the Board of Directors. Mr. Félix Ivorra Cano was appointed Vice President. Mr. Víctor Carlos Schwartzmann Larco was appointed Secretary.

-The General Shareholders meeting will be held on December 26, 2001 and January 3 and 7, 2002.

Telefónica

CONASEV
AREA TRAMITE DOCUMENTARIO
01 NOV 23 16:48
RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

GGR-135-A-377-2001
Lima, 23 de noviembre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES – CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, hacemos de su conocimiento que con fecha 22 de noviembre pasado el Directorio de **Telefónica Móviles Perú Holding S.A.A.** adoptó los siguientes acuerdos que constituyen Hechos de Importancia:

1) Designó como Presidente del Directorio al señor Alfonso Bustamante y Bustamante; como Vicepresidente de dicho órgano al señor Félix Ivorra Cano, y como Secretario, al señor Víctor Carlos Schwartzmann Larco.

2) Acordó convocar a Junta General de Accionistas para los días 26 de diciembre de 2001 y 3 y 7 de enero de 2002 en primera, segunda y tercera citación, respectivamente, las que, en su caso, se realizarán en la Av. Arequipa 1155, Santa Beatriz, Lima, a las 9:30 horas. A tales efectos, el Directorio estableció como fechas de corte y registro para la asistencia a la referida Junta los días 11 y 14 de diciembre, respectivamente.

   La agenda a tratar será pronunciarse sobre el capital social resultante de la operación de reorganización múltiple, como consecuencia del ejercicio del derecho de separación y de ajustes producidos por la aplicación de la relación de canje y el tratamiento a fracciones, así como la modificación correspondiente al estatuto social.

Sin otro particular, quedamos de ustedes.

VÍCTOR C. SCHWARTZMANN LARCO
Representante

English Summary #1

The Board of Directors of Telefónica Móviles Perú Holding S.A.A. approved the consolidated and unconsolidated Financial Statements of the Company corresponding to the third quarter 2001.

Telefónica

01 NOV 20 AM 8:27

CARGO
01 OCT 30 18:31
RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-349-2001
Lima, 30 de octubre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que, en su sesión realizada en la fecha, el Directorio de **Telefónica Móviles Perú Holding S.A.A.** aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al tercer trimestre de 2001 –adjuntos a la presente- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan, lo que constituye **Hecho de Importancia.**

Sin otro particular, queda de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LARCO
Representante

English Summary #2

Financial Reported dated September 30, 2001 for Telefónica Móviles Perú Holding S.A.A. and subsidiaries, including:

-Balance Sheet, Income Statement, Statements of Cash Flow, Statement of changes in Shareholders Equity, Company's general information and any additional information.

Telefónica

Telefónica Moviles Perú Holding S.A.A.

0 2 9 3 4 4

2001 OCT 30 PM 6 43

01 NOV 20 AM 8:27

Lima, 29 de octubre de 2001

Señores:
Bolsa de Valores de Lima
Presente.-

De nuestra consideración:

En cumplimiento a lo dispuesto por la Resolución CONASEV N° 103-99-EF/94.10 estamos acompañando a la presente la siguiente información no auditada al 30 de setiembre 2001 de **Telefónica Moviles Perú Holding S.A.A. y Subsidiarias.**

- Balance General, Estado de Resultados, Estado de Flujo de Efectivo, Estado de Cambios en el Patrimonio Neto, datos generales de la empresa e información adicional.
- Diskette conteniendo las Notas a los Estados Financieros y archivos en texto correspondientes a los Estados Financieros.

Sin otro particular, quedamos de ustedes.

Atentamente,

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

Telefónica

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

ESTADOS FINANCIEROS Y NOTAS

AL 30 DE SETIEMBRE 2001
Y AL 31 DE DICIEMBRE DE 2000

Balance General
Estado de Ganancias y Perdidas
Estado de Cambios en el Patrimonio Neto
Estado de Flujos de Efectivo

IMPORTANTE: Digitar las cifras en MILES de soles. La COMPROBACION del Bce. y del EGP debe quedar en cero.

COMPAÑIA TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA — Codigo (no llenar)

FORMATO 12: EE.FF. ajustados al 30-Sep-01

DIVERSAS No Auditado	30-Sep-01	30-Sep-00
BALANCE GENERAL		
ACTIVOS	1 579 070	1
Activo Corriente	256 009	1
Caja y Bancos	25	1
Cuentas por Cobrar	92 538	0
Valores Negociables	0	0
Inventarios	32 882	0
Gastos Pag por Anticipado	12 533	0
Otros Activos Corrientes	118 031	0
Ctas por Cobrar a LP	0	0
Inv en Valores, Net de Prov		0
Activo Fijo Neto	1 296 373	0
Otras Ctas del Activo	26 688	0
PASIVOS	703 396	0
Pasivo Corriente	231 224	0
Préstamos Bancarios	0	0
Ctas por Pagar	119 930	0
Parte Corriente Deuda L.P.	6	0
Otros Pasivos Corrientes	111 288	0
Deudas a L.P.	472 172	0
Provision para Benef Sociales	0	0
Ganancias Diferidas	0	0

	30-Sep-01	30-Sep-00
Contingencias	0	0
Otras cuentas del Pasivo	0	0
PATRIMONIO	876 674	1
Capital Social	354 630	1
Cap Adicional	491 131	0
Reservas	0	0
Resultados Acumulados	29 913	0
Otros	0	0
ESTADO DE GANANCIAS Y PERDIDAS		
VENTAS NETAS	659 739	0
COSTO DE VENTAS	0	0
UTILIDAD BRUTA	659 739	0
Otros Ing Operacionales		0
Gastos Administ y de Vtas	585 470	0
UT DE OPERACIONES	74 269	0
Otros Ingresos y Egresos	(20 112)	0
RESULT DEL EJERC	54 157	0
IR, Deducciones y Particip	24 244	0
Part Extraord, Neto del IR		
UTILIDAD NETA	29 913	0

NOTAS:

Comprobación Balance	0	0	Comprobación EGP	0	0

AUDITORES EXTERNOS: MEDINA, ZALDIVAR Y ASOCIADOS S. CIV. R. L.

Los Totales y la Comprobación del Bce. y EGP se recalculan automáticamente.

Ajustados al 30-Sep-01

FUNCIONARIO RESPONSABLE: JULIO VOYSEST FLORES
CARGO: CONTADOR

FIRMA (sólo en la impresión)

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones	Observaciones
RPJ :	OE1181	Ingresar a 6 digitos	
Ejercicio:	2001	Ingresar 4 digitos como maximo	
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC	
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre	
Denominacion de la empresa:	TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA	Ingresar con letras MAYUSCULAS	
CIIU :	6420	Ingresar 4 digitos como maximo	
E-mail 1 :	jgvoysest@tp.com.pe	Ejemplo: postmast@conasevnet.gob.pe	
E-mail 2 :	pencinas@tp.com.pe	Ejemplo: suarez@conasevnet.gob.pe	
Pagina Web :	www.telefónica.com.pe	Ejemplo: www.conasevnet.gob.pe	
Factor de Reexpresion del Balance General :	0994	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	
Factor de Reexpresion del Estado de Ganancias y Perdidas:	0994	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
Balance General
Al 30 de Setiembre del año 2001 y 31 de Diciembre del año 2000
(En miles de nuevos soles)

Codigo	Activo	Al 30 de Setiembre 2001	Al 31 de Diciembre 2000
	Activo Corriente		
D0101	Caja y Bancos	25	1
D0102	Valores Negociables	0	0
D0103	Cuentas por Cobrar Comerciales	92 538	0
D0104	Cuentas por Cobrar a Vinculadas	94 198	0
D0105	Otras Cuentas por Cobrar	23 833	0
D0106	Existencias	32 882	0
D0107	Gastos Pagados por Anticipado	12 533	0
D01ST	**Total Activo Corriente**	**256 009**	**1**
D0201	Cuentas por cobrar a largo plazo	0	0
D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0
D0203	Otras Cuentas por Cobrar a Largo Plazo	0	0
D0204	Inversiones Permanentes	0	0
D0205	Inmuebles Maq. y Equipo (neto de deprec.acum.)	1 296 373	0
D0206	Activo Intangible Neto	26 688	0
D0207	Impuesto a la Renta y Particip. Diferidos Activo	0	0
D0208	Otros Activos	0	0
D020T	**Total Activo**	**1 579 070**	**1**

Pasivo y Patrimonio	Al 30 de Setiembre 2001	Al 31 de Diciembre 2000	Codigo
Pasivo Corriente			
Sobregiros y Pagarés Bancarios	0	0	1D0301
Cuentas por Pagar Comerciales	119 930	0	1D0302
Cuentas por Pagar a Vinculadas	0	0	1D0303
Otras Cuentas por Pagar	111 288	0	1D0304
Parte Corriente de las Deudas a Largo Plazo	6	0	1D0305
Total Pasivo Corriente	**231 224**	**0**	1D03ST
Deudas a largo plazo	472 172	0	1D0401
Cuentas por pagar a vinculadas	0	0	1D0402
Ingresos Diferidos	0	0	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	1D0404
Total Pasivo	**703 396**	**0**	1D040T
Contingencias (Solo debe mostrarse cuando exista)	0	0	1D0501
Interes minoritario	0	0	1D0502
Patrimonio Neto			
Capital	354 630	1	1D0701
Capital adicional	491 131	0	1D0702
Acciones de Inversión	0	0	1D0703
Excedente de Revaluación	0	0	1D0704
Reservas Legales	0	0	1D0705
Otras Reservas	0	0	1D0706
Resultados Acumulados	29 913	0	1D0707
Total Patrimonio Neto	**875 674**	**1**	1D07ST
Total Pasivo y Patrimonio Neto	**1 579 070**	**1**	1D070T

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
Estado de Ganancias y Pérdidas
Por los periodos terminados el 30 de Setiembre de 2001 y 2000
(En miles de nuevos soles)

Codigo		Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2001	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2000	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2001	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2000
2D0101	Ventas Netas (ingresos operacionales)	213 702	0	659 739	0
2D0102	Otros Ingresos Operacionales	0	0	0	0
2D01ST	**Total de Ingresos Brutos**	**213 702**	**0**	**659 739**	**0**
2D0201	Costo de Ventas	0	0	0	0
2D02ST	**Utilidad Bruta**	**213 702**	**0**	**659 739**	**0**
	Gastos Operacionales				
2D0301	Gastos de Administración	-189 643	0	-585 470	0
2D0302	Gastos de Ventas		0	0	0
2D03ST	**Utilidad Operativa**	**24 059**	**0**	**74 269**	**0**
	Otros Ingresos (gastos)				
2D0401	Ingresos Financieros	90	0	248	0
2D0402	Gastos Financieros	-9 816	0	-30 405	0
2D0403	Otros Ingresos	0	0	3 392	0
2D0404	Otros Gastos	-70	0	0	0
2D0405	Resultado por Exposición a la Inflación	2 300	0	6 653	0
					0
2D04ST	**Resultado antes de Partidas Extraordinarias, Participaciones y del Impuesto a la Renta**	**16 563**	**0**	**54 157**	**0**
2D0501	Participaciones	-1 788	0	-6 553	0
2D0502	Impuesto a la Renta	-4 826	0	-17 691	0
					0
2D05ST	**Resultado antes de partidas extraordinarias**	**9 949**	**0**	**29 913**	**0**
2D0601	Ingresos Extraordinarios	0	0	0	0
2D0602	Gastos Extraordinarios	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**	**9 949**	**0**	**29 913**	**0**
2D0701	Interés Minoritario				
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**	**9 949**	**0**	**29 913**	**0**
2D0801	Dividendos de acciones Preferentes				
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas**	**9 949**	**0**	**29 913**	**0**
2D0901	**Utilidad (pérdida) básica por acción común**	0,027886	0,000000	0,083844	0,000000
2D0902	**Utilidad (pérdida) básica por acción de inversión**	0,000000	0,000000	0,000000	0,000000
2D0903	**Utilidad (pérdida) diluida por acción común**	0,027886	0,000000	0,083844	0,000000
2D0904	**Utilidad (pérdida) diluida por acción de inversión**	0,000000	0,000000	0,000000	0,000000

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
Estado de Flujos de Efectivo
Por los periodos terminados el 30 de setiembre de 2001 y 30 de setiembre de 2000
(En miles de nuevos soles)

Código de Cuenta		Del 1 de Enero de 2001 al 30 de Setiembre de 2001	Del 1 de Enero de 2000 al 30 de Setiembre de 2000
	ACTIVIDADES DE OPERACIÓN		
3D0101	Cobranza de venta de bienes o servicios e ingresos operacionales	460 670	0
3D0102	Cobranza de regalías, honorarios, comisiones y otros	0	0
3D0103	Cobranza de intereses y dividendos recibidos	0	0
3D0104	Otros cobros de efectivo relativos a la actividad	0	0
	Menos:		
3D0105	Pago a proveedores de bienes y servicios	0	0
3D0105	Pago de remuneraciones y beneficios sociales	0	0
3D0106	Pago de tributos	0	0
3D0107	Pago de intereses y rendimientos	0	0
3D0108	Otros Pagos de efectivo relativos a la actividad	-448 823	0
3D01ST	**Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**	**11 847**	**0**
	ACTIVIDADES DE INVERSIÓN		
3D0201	Cobranza de venta de valores e inversiones permanentes	0	0
3D0202	Cobranza de venta de inmuebles, maquinaria y equipo	0	0
3D0203	Cobranza de venta de activos intangibles	0	0
3D0204	Otros cobros de efectivo relativos a la actividad	0	0
	Menos:		
3D0205	Pagos por compra de valores e inversiones permanentes	0	0
3D0206	Pagos por compra de inmuebles, maquinaria y equipo	-64 871	0
3D0207	Pagos por compra de activos intangibles	0	0
3D0208	Otros pagos de efectivo relativos a la actividad	0	0
3D02ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**	**-64 871**	**0**
	ACTIVIDADES DE FINANCIAMIENTO		
3D0301	Cobranza de emisión de acciones o nuevos aportes	0	0
3D0302	Cobranza de recursos obtenidos por emisión de valores u otras obligac. largo plazo	0	0
3D0303	Otros cobros de efectivo relativos a la actividad	756 916	0
	Menos:		
3D0304	Pagos de amortización o cancelación de valores u otras obligaciones de largo plazo	0	0
3D0305	Pago de dividendos y otras distribuciones	0	0
3D0306	Otros pagos de efectivo relativos a la actividad.	-703 886	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**	**53 030**	**0**
3D0401	**Aumento (Dism) Neto de Efectivo y Equivalente de Efectivo**	6	0
3D0402	**Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio**	1	1
3D0403	Resultado por Exposición a la Inflación	18	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**	**25**	**1**
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
3D05ST	Utilidad (Pérdida) neta del Ejercicio	29 913	0
	Más :		
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
3D0602	Depreciación y amortización del período	140 992	0
3D0604	Provisiones Diversas	12 261	0
3D0605	Pérdida en venta de inmuebles, maquinaria y Equipo	0	0
3D0606	Pérdida en venta de valores e inversiones permanentes	0	0
3D0607	Pérdida por activos monetarios no corrientes	0	0
3D0608	Otros	0	0
	Menos:		
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		0
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo		0

JULIO VOYSEST FLORES
C.P.C. 260

...RES GUTIÉRREZ
...neral

3D0703	Utilidad en venta de valores e inversiones permanentes		0
3D0704	Resultado por Exposición a la Inflación	-6 653	0
3D0705	Ganancia por pasivos monetarios no corrientes		0
			0
	Cargos y Abonos por cambios netos en el Activo y Pasivo		
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	-40 968	0
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	0
3D0804	(Aumento) Disminución en Existencias	27 852	0
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	-9 342	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	-41 209	0
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	-100 999	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**	11 847	0

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados el 30 de setiembre de 2001 y 30 de setiembre de 2000
(En miles de nuevos soles)

odigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Total
4D0101	**Saldos al 1ero. de Enero de 2000**	0	0	0	0	0	0	0	0
4D0102	1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
4D0104	3. Dividendos y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
4D0106	5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
4D0107	6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
4D0108	7. Revaluación de activos	0	0	0	0	0	0	0	0
4D0109	8. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
4D0110	9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
4D0111	10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	0
4D0112	11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0
D01ST	**Saldos al 30 de Setiembre de 2000**	0	0	0	0	0	0	0	0
D0201	**Saldos al 1ero. de Enero de 2001**	1	0	0	0	0	0	0	1
D0202	1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
D0203	2. Distribuciones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
D0204	3. Dividendos y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0
D0205	4. Nuevos aportes de accionistas	354 629	491 131	0	0	0	0	0	845 760
D0206	5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
D0207	6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
D0208	7. Revaluación de activos	0	0	0	0	0	0	0	0
D0209	8. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
D0210	9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
D0211	10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	29 913	29 913
D0212	11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0
D02ST	**Saldos al 30 de Setiembre de 2001**	354 630	491 131	0	0	0	0	29 913	875 674

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
Totales Adicionales

Codigo	Descripcion	Observaciones	2001
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar sin decimales	356770987
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (en Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	100
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T050	PROVISION PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar sin decimales	127743
T060	PROVISION PARA DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar sin decimales	0
T070	PROVISION PARA FLUCTUACION DE INVERSIONES (En miles de Soles)	Ingresar sin decimales	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar sin decimales	22444
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	64871
T110	DEPRECIACION DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	133654
T120	REVALUACION DE ACTIVOS (En miles de Soles)	Ingresar sin decimales	0

JULIO VORSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Setiembre	Al 31 de Diciembre
Total Activo IGUAL a:	1 579 070	1
- Total Pasivo+Patrimonio	1 579 070	1
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2001	Consistencia	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2000	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2001	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2000	Consistencia
Rubros que deben ser POSITIVOS								
Ventas Netas	213 702		0		659 739		0	
Otros Ingresos Operacionales	0		0		0		0	
Ingresos Financieros	90		0		248		0	
Otros Ingresos	0		0		3 392		0	
Ingresos Extraordinarios	0		0		0		0	
Rubros que deben ser NEGATIVOS								
Costo de Ventas	0		0		0		0	
Gastos de Administración	-189 643		0		-585 470		0	
Gastos de Venta	0		0		0		0	
Gastos Financieros	-9 816		0		-30 405		0	
Otros Gastos	-70		0		0		0	
Gastos Extraordinarios	0		0		0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversión	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	1	0	0	0	0	0	0
Saldos del Balance General del periodo anterior	1	0	0	0	0	0	0
Consistencia :==>							
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	354 630	491 131	0	0	0	0	29 913
Saldos del Balance General del periodo actual	354 630	491 131	0	0	0	0	29 913
Consistencia :==>							

	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2001	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2000
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	29 913	0
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Pérdidas	29 913	0
Consistencia :==>		**ERROR revise**

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual IGUAL a:	1
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	1
Consistencia :==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	25
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	25
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2001 al 30 de Setiembre de 2001	Del 1 de Enero de 2000 al 30 de Setiembre de 2000
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	29 913	0
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	29 913	0
Consistencia :==>		**ERROR revise**
	Del 1 de Enero de 2001 al 30 de Setiembre de 2001	**Del 1 de Enero de 2000 al 30 de Setiembre de 2000**
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	11 847	0
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	11 847	0
Consistencia :==>	**ERROR revise**	

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

NOTAS A LOS ESTADOS FINANCIEROS

AL 30 DE SETIEMBRE DE 2001

(Expresados en miles de nuevos soles,
excepto cuando se indique lo contrario)

1. ACTIVIDAD ECONOMICA

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000 por Telefónica del Perú S.A.A. y Telefónica Soluciones Globales Holding S.A.C. La compañía tiene por objeto principal adquirir y ser titular de acciones, participaciones y otros titulos de sociedades u otras entidades cualquiera que sea su objeto u actividad.

La subsidiaria tiene como actividad principal el brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite, y en general, toda clase de servicios de telecomunicaciones. A continuación se presenta el saldo de la subsidiaria al 30 de setiembre de 2001 con indicación de la participación que Telefónica Móviles Perú Holding S.A.A. tiene en ella directa o indirectamente a dicha fecha, así como información relevante al respecto.

Entidad	Porcentaje de participacion	Total Activos	Total Pasivos	Total Patrimonio
Telefonica Moviles S.A.C.	99.99	1,578,978	702,713	876,265

2. PRINCIPALES PRINCIPIOS Y PRACTICAS DE CONTABILIDAD

Los principales principios y prácticas contables utilizados en la preparación de los estados financieros de la Compañía se describen a continuación:

a) Bases de presentación -
Los estados financieros adjuntos han sido preparados a partir de los registros de contabilidad de la Compañía, los cuales se llevan en términos monetarios nominales de la fecha de las transacciones. Las cifras presentadas han sido ajustadas para reflejar la variación del Indice de Precios al por Mayor a Nivel Nacional. El resultado neto por exposición a la inflación resultante de dicho ajuste es reflejado en el estado de ganancias y pérdidas. La variación de los precios según dicho índice fue de -0.56 por ciento por el periodo de nueve meses terminado el 30 de setiembre de 2001 (3.84 por ciento en el año 2000).

JULIO [illegible] FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

La preparación de los estados financieros requiere que la gerencia realice estimaciones que afectan las cifras reportadas de activos y pasivos, la revelación de contingencias activas y pasivas a la fecha de los estados financieros, y las revelaciones de hechos importantes incluidos en las notas a los estados financieros, así como las cifras reportadas de ingresos y gastos durante el período corriente. Los resultados finales podrán diferir de dichas estimaciones. Las estimaciones más significativas en relación con los estados financieros adjuntos se refieren a la provisión para cuentas de cobranza dudosa, la vida util del activo fijo, las obras en curso, la vida útil de los intangibles y la estimación de los ingresos devengados. Estos criterios están de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

b) Activos y pasivos en moneda extranjera -

Los activos y pasivos en moneda extranjera están expresados en moneda nacional al tipo de cambio de la fecha del balance general. Las ganancias y pérdidas relacionadas con las transacciones en moneda extranjera se registran en el estado de ganancias y pérdidas.

c) Cuentas por cobrar comerciales -

Las cuentas por cobrar son expresadas a su valor nominal, después de la provisión para cuenta de cobranza dudosa. Las cuentas por cobrar comerciales por los servicios que brinda la Subsisiaria se facturan mensualmente en función a un sistema cíclico. Los servicios no facturados desde el día de cierre de la facturación hasta el último día del mes se incluyen en la facturación cíclica siguiente, efectuándose la correspondiente provisión mensual de acuerdo con el método de lo devengado.

d) Provisión de cobranza dudosa -

La provisión para cuentas de cobranza dudosa se determina sobre las deudas vencidas con una antigüedad mayor a 120 días desde la fecha de facturación y se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de dicha provisión.

e) Instrumentos financieros -

Los activos y pasivos financieros presentados en el balance corresponden a caja y bancos, cuentas por cobrar comerciales y otras cuentas por pagar y por cobrar y deuda a largo plazo. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, dividendos, las

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio, se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

f) *Existencias –*

Las existencias, están valuadas al costo o al valor neto de realización, el menor, después de la provisión para las existencias obsoletas. El valor neto de realización es el precio de venta en el curso normal del negocio, menos los costos para poner las existencias en condición de venta y los gastos de comercialización y distribución. El costo se determina sobre la base de un promedio ponderado. Las existencias obsoletas y no realizables han sido castigadas en su totalidad.

g) *Inmuebles, Maquinaria y equipo -*

El rubro maquinaria y equipo se presenta al costo. El mantenimiento y las reparaciones menores son cargados a gastos según se incurren. Las mejoras y renovaciones de importancia son capitalizadas.

Los gastos de nómina y de gestión relacionados directamente con la construcción de planta telefónica son capitalizados como parte del costo de los activos con los que se relacionan.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios	33
Planta telefónica	2, 10, 15 y 20
Muebles y enseres	10
Equipo	5 y 10

La vida útil y el método de depreciación se revisan periódicamente para asegurar que el método y el período de la depreciación sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo.

Las obras en curso representan la planta e inmuebles en construcción y se registran al costo. Esto incluye el costo de construcción, planta y equipo y otros costos directos. Las construcciones en proceso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

JULIO VOYSEST FLORES
C.P.C. 16260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

h) *Arrendamiento financiero -*

La Compañía reconoce los arrendamientos financieros registrando al inicio de los contratos activos y pasivos en el balance general, por un importe igual al valor razonable de la propiedad arrendada o, si es menor, al valor presente de las cuotas de arrendamiento. Al calcular el valor presente de las cuotas de arrendamiento, el factor de descuento utilizado es la tasa de interés implícita en el contrato de arrendamiento, cuando es factible determinarla; de lo contrario, se utiliza la tasa a la cual la Compañía se financia en el mercado. Los costos directos iniciales se consideran como parte del activo. Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los períodos que dure el arrendamiento para generar un tipo de interés sobre el saldo en deuda del pasivo para cada período.

El arrendamiento financiero genera gastos de depreciación por el activo, así como gastos financieros para cada período contable. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables que posee la Compañía.

i) *Intangibles -*

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la empresa y su costo pueda ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización. Los intangibles se amortizan bajo el método de la línea recta, sobre la base de su vida útil estimada, que es de 5 años. El período de amortización y el método de amortización se revisan al final de cada año.

j) *Software -*

Los costos de adquisición de nuevos softwares se capitalizan y clasifican como un intangible si estos costos no son parte integrante del hardware relacionado. El software es amortizado bajo el método de línea recta en un período de 5 años.

k) *Reconocimiento de ingresos Costos y gastos -*

Los ingresos por servicios de telefonía son reconocidos en el período en que se brinda el servicio, medidos principalmente por los minutos de tráfico procesados.

Los ingresos y cuota de conexión se reconocen en el momento en que se firma el respectivo contrato.

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

Los costos y gastos se reconocen a medida que devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

l) Estados financieros al 31 de diciembre de 2000 -

Las cifras correspondientes a los estados financieros del año 2000 han sido ajustadas al nivel de los precios al por mayor del 30 de setiembre de 2001.

m) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y la participación de los trabajadores son determinados de acuerdo con las disposiciones tributarias y legales aplicables en el Perú y equivalen al 30 y 10 por ciento, respectivamente, de la utilidad tributaria. Asimismo, se reconoce el impuesto a la renta y la participación de los trabajadores diferidos siguiendo el método del pasivo. De acuerdo con el método del pasivo:

- *Se reconoce el activo y pasivo diferidos relacionados con los efectos tributarios futuros de las diferencias temporales.*

- *La valuación de los activos y pasivos corrientes y diferidos se basa en las normas tributarias vigentes; los efectos de futuros cambios en las normas tributarias o tasas no se anticipan.*

- *El activo diferido se reduce, si es necesario, por los importes de beneficios tributarios que, de acuerdo con evidencia disponible, se estima que podría no ser realizable.*

Las diferencias temporales son las diferencias entre la base de reporte financiero y tributario de un activo o pasivo que en un momento futuro serán revertidas, resultando en un ingreso o gasto por impuesto a la renta y participación de los trabajadores.

Las diferencias temporales normalmente son gravables o deducibles, cuando el activo relacionado es recuperado o el pasivo relacionado es liquidado.

El activo o pasivo diferido por impuesto a la renta y participación de los trabajadores representa el importe de impuesto y participación de los trabajadores a recuperar o pagar en años futuros.

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

El impuesto corriente y el impuesto diferido se cargan o acreditan directamente al patrimonio neto si el impuesto se relaciona con partidas acreditadas o cargadas directamente al patrimonio neto, en el período corriente o en períodos anteriores.

n) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros. Estos se revelan en notas a los estados financieros a menos que la posibilidad de que se desembolse un flujo económico no sea remota.

Un activo contingente no se reconoce en los estados financieros, pero se revela cuando su grado de contingencia es probable.

3. *TRANSACCIONES EN MONEDA EXTRANJERA*

Las operaciones en moneda extranjera se efectúan a las tasas de cambio del mercado libre. Al 30 de setiembre de 2001 el tipo de cambio promedio ponderado del mercado libre para las transacciones en dólares estadounidenses era de S/.3.482 para la compra y S/.3.484 para la venta. (S/.3.523 y S/.3.527 al 31 de diciembre de 2000, respectivamente).

Al 30 de setiembre de 2001 y 31 de diciembre de 2000, la Compañía tenía los siguientes activos y pasivos:

	30-Set-01 US$(000)	31-Dic-00 US$(000)
Activo		
Cuentas por cobrar comerciales, netas	26,575	-
Cuentas por cobrar a Telefonica del Perú S.A.A.	216,661	-
	243,236	-
Pasivo		
Cuentas por pagar comerciales	47,990	-
Cuentas por pagar a largo plazo	135,528	-
	183,518	-
Posición activa neta	59,718	-

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

4. CAJA Y BANCOS

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Banco moneda nacional	1	1
Fondo fijo moneda nacional	24	-
	25	1

5. CUENTAS POR COBRAR COMERCIALES, NETAS

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Clientes	164 947	-
Distribuidores	44 118	-
Interconexión a terceros	11 216	-
	220 281	-
Provisión para cuentas de cobranza dudosa	(127 743)	-
	92 538	-

6. CUENTAS POR COBRAR A TELEFONICA DEL PERU

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Telefónica del Perú S.A.A.	94 198	-
	94 198	-

7. OTRAS CUENTAS POR COBRAR

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Cuentas por cobrar agencias	5 252	-
Reclamos a terceros	3 082	-
Crédito fiscal	2 913	-
Otros	12 586	-
	23 833	-

8. EXISTENCIAS

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Terminales digitales	28 517	-
Terminales analógicos	1 422	-
Beepers y otros	2 943	-
	32 882	-

JULIO VOYSEST FLORES
C.P.C. 18260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

9. GASTOS PAGADOS POR ANTICIPADO

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Impuesto diferido	1 676	-
Participacion diferida	621	-
Canon diferido	3 461	-
Entregas a rendir cuenta	240	-
Otras cargas diferidas	6535	-
	12 533	-

10. INMUEBLE, PLANTA Y EQUIPOS

(a) A continuación se presenta la composición del rubro:

COSTO	01-Ene-01	Adiciones	Transferencias	Retiros	Reclasificacion	Traslados	30-Sep-01
Terrenos	15 250	-	4 219	-	-	(885)	18 58
Edificios	49 964	-	32 827	-	-	3 378	86 16
Planta telefónica	1 607 696	13 552	-	-	-	(2 493)	1 618 75
Equipos diversos	726	-	-	-	-	-	72
Equipo informático	10 218	-	-	-	-	-	10 21
Muebles y enseres	492	-	-	-	-	-	49
Obras en curso	84 603	51 319	(37 046)	-	-	-	98 87
	1 768 949	64 871	-	-	-	-	1 833 82

DEPRECIACIÓN ACUMULADA

A continuación se presenta la composición del rubro:

	Tasa %	01-Ene-01	Adiciones	Transferencias	Retiros	Reclasificacion	Traslados	30-Sep-01
Edificios	3%	4 094	1 658	-	-	65	134	5 95
Planta telefónica	5%, 6.7%, 10%	395 237	131 206	-	-	(3 327)	(75)	523 04
Equipos diversos	10%	127	52	-	-	34	(3)	21
Equipos informáticos	20%	6 922	704	-	-	493	(22)	8 09
Muebles y enseres	10%	89	34	-	-	28	(3)	14
		406 469	133 654	-	-	(2 707)	31	537 44

(b) Los activos de la Compañía están asegurados dentro de las pólizas adquiridas por Telefónica del Perú S.A.A. Con Wiese Aetna Compañía de Seguros y Reaseguros.

11. OTROS ACTIVOS

A continuación se presenta la composición del rubro:

COSTO	01-Ene-01	Adiciones	Transferencias	Retiros	Reclasificacion	Traslados	30-Sep-01
Software	49 132	-	-	-	-	-	49 13
	49 132	-	-	-	-	-	49 13

AMORTIZACION ACUMULADA

	01-Ene-01	Adiciones	Transferencias	Retiros	Reclasificacion	Traslados	30-Sep-01
Software	12 398	7 339	-	-	2 707	-	22 44
	12 398	7 339	-	-	2 707	-	22 44

JULIO VOYSEST FLORES
C.P.C. 19260

AVIER MANZANARES GUTIÉRREZ
Gerente General

12. CUENTAS POR PAGAR COMERCIALES

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Motorola del Peru S.A.	28 405	-
Teleatento del Perú S.A.C.	5 194	-
Telefonica Mobile Solutions del Peru	7 553	-
Brightstar Perú S.R.L	8 689	-
Cellstar del Perú S.A.	6 615	-
LG Electronics, INC.	13 210	-
Telefónica Gestión de Servicios Compartidos S.A.C.	8 246	-
IBM del Perú S.A.C	5 313	-
Samtronics Perú S.A.	3 997	-
Otros	17 439	-
Facturas por recibir	8 945	-
Provision por Inversiones	6 324	-
	119 930	-

Este rubro se compone de cuentas por pagar a proveedores nacionales y extranjeros, tienen vencimientos corrientes y no generan intereses.

13. OTRAS CUENTAS POR PAGAR

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Transferencia de capacidad técnica y de gestión	46 628	-
Remuneraciones, vacaciones, y participaciones por pagar	7 617	-
Impuesto a la renta por pagar	6 780	-
Operadoras locales	10 869	-
Comisiones y otros	2 378	-
Ingreso Diferido	11 763	-
Otros	25 167	-
	111 202	-

14. DEUDA A LARGO PLAZO

A continuación se presenta la composición del rubro:

	30-Sep-01	31-Dic-00
Parte corriente		
Deuda arrendamiento financiero	6	-
	6	-
Parte no corriente		
Deuda con Telefónica del Perú S.A.A. (Nota 15)	435 500	-
Deuda arrendamiento financiero (Nota 16)	36 672	-
	472 172	-

JULIO VOYSEST ZÖLLNER
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

15. ***DEUDA FINANCIERA CON TELEFONICA DEL PERU***

La deuda Financiera corresponde a la deuda a largo plazo transferida por Telefónica del Perú S.A.A. a Telefonica Moviles S.A.C. en enero de 2000, como resultado de la transferencia del bloque patrimonial. En noviembre del 2000, Telefonica Moviles S.A.C. ha firmado un contrato de Reconocimiento de Deuda y Compromiso de pago con Telefonica del Perú S.A.A., el cual estipula que la vigencia es de 2 años a partir de la firma del mismo y es prorrogable automática y sucesivamente por períodos de un año.

16. ***ARRENDAMIENTO FINANCIERO***

La propiedad arrendada por la Compañía corresponde a un edificio. Las obligaciones más significativas asumidas bajo términos de arrendamiento, diferentes de pagos de alquileres, son el mantenimiento del edificio, seguros y servicios públicos. El plazo del contrato de arrendamiento celebrado con Credileasing S.A. es de 120 meses contados a partir del 1ro de enero de 2001, asimismo los pagos se efectuan a partir del 1° de junio de 2001.

17. ***SITUACION TRIBUTARIA***

La Compañía está sujeta al régimen tributario peruano. La tasa del impuesto a la renta en el 2000 es de 30 por ciento sobre la utilidad gravable, incluyendo el resultado por exposición a la inflación. En diciembre de 2000, se aprobaron ciertas modificaciones a la tasa del impuesto estableciéndose que ésta será de 27 por ciento a partir del año 2002. Para el año 2001, se ha establecido que la tasa puede disminuir en 10 puntos porcentuales si se realiza una reinversión de las utilidades

Las autoridades tributarias tienen la facultad de revisar y de ser aplicable, corregir el impuesto a la renta calculado por la Compañía en los cuatro años posteriores a la presentación de la declaración de impuestos. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas por los años 2000 y 1999 están sujetas a fiscalización por parte de la Administración tributaria. Debido a las posibles interpretaciones que las autoridades puedan dar a las normas legales vigentes, no es posible determinar a la fecha si de las revisiones que se realicen resultarán o no pasivos para la Compañía, por lo que cualquier eventual mayor impuesto o recargo que pudiera resultar de las revisiones fiscales sería aplicado a los resultados del año en el que se determine. Sin embargo, en opinión de la Gerencia de la Compañía, cualquier eventual liquidación adicional del impuesto no sería significativa para los estados financieros al 31 de diciembre de 2000.

JULIO VOYSEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIÉRREZ
Gerente General

18. *PATRIMONIO NETO*

El capital social esta representado por 356,770,987 acciones comunes integramente suscritas y pagadas cuyo valor nominal es S/.1.00 cada una.

A continuación se presenta la composición accionaria al 30 de setiembre de 2001:

Acciones	***% Participacion***	***No de acciones***
Clase A	39	*138,765,603*
Clase B	61	*218,005,384*
Total	*100*	*356,770,.987*

JULIO VOYVEST FLORES
C.P.C. 10260

JAVIER MANZANARES GUTIERREZ
Gerente General

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiarias

Julio – Setiembre 2001

Declaración de responsabilidad:

El presente documento contiene información veraz y suficiente sobre el desarrollo del negocio de Telefónica Móviles Perú Holding S.A.A. y subsidiarias para el tercer trimestre terminado el 30 de setiembre de 2001. El firmante se hace responsable por los daños que pueda generar la falta de veracidad o insuficiencia de los contenidos, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

JAVIER MANZANARES GUTIÉRREZ
Gerente General

Lima, 30 de octubre de 2001

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde julio de 2001

Junta de Accionistas

En sesión del 25 de setiembre, el Directorio decidió convocar a Juntas Especiales de Accionistas de Clases B y C y a Junta General de Accionistas para los días 5 , 9 y 14 de noviembre de 2001 en primera, segunda y tercera citación, respectivamente.

La agenda a tratar en las indicadas Juntas Especiales de Accionistas será la unificación de las clases de acciones y conformidad respecto de la propuesta de modificación del Estatuto Social en forma previa a la Junta General. Por su parte, la Junta General de Accionistas tendrá como agenda pronunciarse sobre la modificación del Estatuto Social, la elección de directores titulares y alternos y determinación de su retribución anual, así como la aprobación de la política de pago de dividendos.

JAVIER MANZANARES GUTIÉRREZ
Gerente General

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. y SUBSIDIARIAS

Discusión y análisis de los resultados del tercer trimestre finalizado el 30 de setiembre del 2001

El 1ro de enero de 2001, el Grupo Telefónica del Perú hizo efectivo el proceso de segregación de los negocios de Servicios Móviles, Data y Guías Telefónicas. En virtud de este proceso que se inició en noviembre del 2000, se crearon las compañías Telefónica Móviles Perú Holding S.A.A. y Telefónica Data Perú S.A.A. a través de un proceso de escisión, mientras que en diciembre de 2000 se creó una compañía nueva, Telefónica Publicidad e Información Perú S.A.C. en vía de reorganización simple.

En este sentido, para favorecer una comparación de los resultados obtenidos por Telefónica Móviles Perú Holding S.A.A. respecto a lo acontecido en el mismo periodo del año anterior, se ha procedido a elaborar cuentas de resultados pro forma para los trimestres del año 2000.

Resultados del Ejercicio

Los ingresos operativos alcanzaron S/. 214 millones en el presente trimestre, lo que representó un incremento de 5.2% comparado a los S/. 203 millones en el 3T00. Dicho aumento es un reflejo del incremento de 20.8% en la base de clientes que alcanzó 1'028,262 en el presente período, mientras que el mix de planta pre-pago alcanzó 80% en el 3T01. El incremento de 26% en los ingresos por interconexión compensó la disminución de las tarifas por tráfico saliente. A nivel acumulado, los ingresos operativos registraron un crecimiento de 4.0%, alcanzando S/. 660 millones debido también al crecimiento en la base de suscriptores y al crecimiento de los ingresos por interconexión que aumentan 21%.

Por otro lado, los gastos operativos se incrementaron 5.3%, pasando de S/. 180 millones en el 3T00 a S/. 190 millones en el 3T01. Este incremento se explica por el aumento de los gastos de interconexión y fidelización de clientes (incluidos en el costo de ventas) y por una mayor depreciación. Dichos aumentos fueron compensados en parte por la reducción de los servicios prestados por terceros. Los gastos de interconexión aumentaron en S/. 11 millones debido a cambios realizados en el marco regulatorio referidos a los cargos por interconexión. Igualmente, la depreciación creció S/. 11 millones por mayores activaciones de las obras en curso en el último trimestre del 2000 y nuevas adquisiones de activo fijo en lo que va del 2001. Por su parte, los servicios prestados por terceros cayeron S/. 18 millones motivados en su mayor parte por la disminución de alquiler de circuitos a Telefónica del Perú, por racionalización y optimización de la transmisión en la red y racionalización de gastos.

Por los mismos motivos expuestos anteriormente, los gastos acumulados mostraron un aumento de 13.6%, pasando de S/. 516 en el 9M00 a S/. 585 en el 3T01. Los gastos de interconexión crecieron S/. 37 millones, mientras que la depreciación creció S/. 43 millones. Por otro lado, los servicios prestados por terceros cayeron S/. 34 millones.

La mejora en el costo de adquisición por usuario permitió que el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzara S/. 72 millones en el 3T01, un crecimiento de 20.5% comparado al 3T00. De este modo, el margen EBITDA alcanzó 33.8% en el 3T01 frente a 29.5% en el 3T00. A pesar que los ingresos operativos acumulados caen 37.4%, es importante destacar el crecimiento registrado durante el presente trimestre, donde el resultado operativo creció 4.4% totalizando S/. 24 millones, clara señal que se está revirtiendo la tendencia.

En términos acumulados, el EBITDA sufrió una ligera reducción (-0.9%), terminando en S/. 215 millones, lo que da un margen EBITDA de 33% en los 9M01 frente al 34% en los 9M00. Debido al efecto de la depreciación y amortización, el resultado operativo cayó 37.4% y totalizó S/. 74 millones.

Dentro del resultado no operativo, los gastos financieros representaron S/. 10 millones en el 3T01 comparados a S/. 16 millones en el 3T00, debido principalmente a la amortización de la deuda. El resultado no operativo arrojó una pérdida de S/. 7 millones en el 3T01, menor a la pérdida de S/. 20 millones observada en el 3T00. En términos anuales, el resultado no operativo mostró una menor pérdida de S/. 20 millones comparada a la pérdida de S/. 43 millones en el año anterior.

GUTIÉRREZ
eneral

La utilidad neta del 3T01 fue de S/. 10 millones. Por otro lado, los resultados netos para los nueve meses cayeron 36.4%, de S/. 47 millones en 9M00 a S/. 30 millones en 9M01.

Balance General

La liquidez operativa (medida por el ratio de capital de trabajo sin caja ni pasivos financieros de corto plazo) se redujo de 1.6 veces en el 2T01 a 1.1 veces en el 3T01, debido a una disminución en el activo corriente producto de la caída en las cuentas por cobrar a Telefónica del Perú (-S/. 67 millones). En cuanto al pasivo corriente, éste aumentó 14% (S/. 28 millones) sustentado en el incremento de las otras cuentas por pagar, principalmente por las provisiones por Management Fee (S/. 16 millones) y por los nuevos equipamientos de red (S/. 9 millones).

Por su parte, el activo fijo neto se mantuvo estable, aunque los otros activos se redujeron en 16% (-S/. 5 millones) respecto del 2T01. La cuenta de otros activos (licencia por software) no presentó nuevas adiciones durante el año. En cambio, en el activo fijo neto se han reconocido S/. 37 millones en adiciones durante el 3T01, contrarrestando el efecto de los S/. 43 millones por depreciación registrados en el mismo trimestre.

En cuanto a la deuda de largo plazo, Telefónica Móviles amortizó durante el trimestre US$ 35 millones (-22%) registrándose un saldo de deuda de S/. 472 millones al cierre del 3T01. Considerando el patrimonio de S/. 876 millones, el ratio de endeudamiento patrimonial (deuda / (deuda + patrimonio)) cayó de 41% en el 2T01 a 35% en el 3T01, producto de la amortización de la deuda antes comentada.

JAVIER MANZANARES GUTIERREZ
Gerente General

TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIAS
ESTADO DE RESULTADOS PRO-FORMA
AL 30 DE SETIEMBRE DE 2001
(Expresado en miles de nuevos soles)

	III Trim01		III Trim 00		Variación		9M01		9M00		Variación	
	S/.000	%	S/.000	%	S/.000	%	S/.000	%	S/.000	%	S/.000	%
INGRESOS DE OPERACIÓN	213 702	100	203 176	100	10 526	5,2	659 739	100	634 296	100	25 443	4,0
GASTOS DE OPERACIÓN	189 643	89	180 129	88	9 514	5,3	585 470	89	515 573	81	69 897	13,6
Gastos de Interconexión	16 946	8	6 292	5	10 654	169,3	55 203	8	18 136	0	37 067	204,4
Gastos de Personal	13 208	6	10 116	5	3 092	30,6	38 156	6	29 611	5	8 545	28,9
Gastos de Gestión	84 383	28	101 689	34	-17 306	(17,0)	267 438	29	285 020	30	-17 582	(6,2)
Materiales y suministros	28 647	13	28 201	14	446	1,6	90 805	14	75 023	12	15 782	21,0
Servicios prestados por terceros	55 033	14	73 400	19	-18 367	(25,0)	175 766	15	209 804	18	-34 038	(16,2)
Cargas diversas de gestión	703	0	88	0	615	698,9	867	0	193	0	674	349,2
Comision de gerenciamiento	15 522	7	13 037	7	2 485	19,1	46 270	7	44 332	7	1 938	4,4
Tributos	5 254	2	3 930	2	1 324	33,7	14 113	2	8 714	1	5 399	62,0
Canones	3 462	2	2 685	1	777	28,9	10 326	2	8 131	1	2 195	27,0
Provision por incobrabilidad	2 227	1	6 632	3	-4 405	(66,4)	10 327	2	27 089	4	-16 762	(61,9)
Depreciación y amortización	48 097	23	36 816	19	11 281	30,6	140 992	21	98 440	16	42 552	43,2
Otras Provisiones	1 325	1			1 325		3 368	1	0	0	3 368	
Trabajo para el inmovilizado	(781)	(0)	(1 068)	(1)	287	(26,9)	(2 988)	(0)	(3 900)	(1)	912	(23,4)
EBITDA	72 156	34	59 863	30	12 293	20,5	215 261	33	217 163	35	(1 902)	(0,9)
RESULTADO DE OPERACIÓN	24 059	11	23 047	12	1 012	4,4	74 269	11	118 723	19	(44 454)	(37,4)
Ingresos financieros	90	0	138	0	-48	(34,8)	248	0	287	0	-39	(13,6)
Gastos financieros	(9 816)	(5)	(15 889)	(8)	6 073	(38,2)	(30 405)	(5)	(48 165)	(8)	17 760	(36,9)
Otros ingresos y egresos, neto	(70)	(0)	(387)	0	317	(81,9)	3 392	1	(4 706)	(1)	8 098	(172,1)
Resultado por exposición a la inflación	2 300	1	(3 504)	(2)	5 804	(165,6)	6 653	1	9 328	2	(2 675)	(28,7)
UTILIDAD ANTES DE LA PART.DE LOS TRABAJADORES Y DEL IMP. RENTA	16 563	8	3 405	2	13 158	386,4	54 157	8	75 467	12	-21 310	(28,2)
Participación corriente	(1 936)	(1)	(459)	(0)	(1 477)	321,8	(6 881)	(1)	(7 679)	(1)	798	(10,4)
Participación diferida	148	0			148		328	0	0	0	328	
Impuesto a la renta corriente	(5 226)	(2)	(1 241)	(1)	(3 985)	321,1	(18 576)	(3)	(20 732)	(3)	2 156	(10,4)
Impuesto a la renta diferida	400	0					885	0	0	0	885	
UTILIDAD NETA	9 949	5	1 705	1	8 244	483,5	29 913	5	47 056	8	-17 143	(36,4)

JAVIER MANZANARES GUTIÉRREZ
Gerente G

TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIAS
BALANCE GENERAL
AL 30 DE SETIEMBRE DE 2001

(Expresado en miles de nuevos soles)

ACTIVO

	III Trim 01	II Trim 01	I Trim 01
ACTIVO CORRIENTE			
Caja y bancos	25	26	26
Cuentas por cobrar comerciales, netas	92 538	82 286	59 632
Cuentas por cobrar a Telefonica del Peru	94 198	161 418	123 756
Otras cuentas por cobrar	23 833	26 616	45 581
Existencias	32 882	43 059	47 603
Gastos pagados por anticipado	12 533	15 709	16 537
Total activo corriente	256 009	329 114	293 135
Inmueble, planta y equipo	1 833 820	1 797 134	1 781 697
Depreciación acumulada	(537 447)	(494 495)	(450 018)
	1 296 373	1 302 639	1 331 679
Otros activos ,neto	26 688	31 855	34 293
Total activo	1 579 070	1 663 608	1 659 107

PASIVO Y PATRIMONIO NETO

	III Trim 01	II Trim 01	I Trim 01
PASIVO CORRIENTE			
Cuentas por pagar comerciales	119 930	121 704	111 308
Otras cuentas por pagar	111 202	81 584	63 751
Porción corriente de la deuda a largo plazo	6	9	9
Compensación por tiempo de servicio	86	163	500
Total pasivo corriente	231 224	203 460	175 568
Deuda a largo plazo	472 172	594 436	629 992
PATRIMONIO NETO			
Capital social	354 630	354 625	354 670
Capital adicional	491 131	491 123	491 114
Resultado del ejercicio	29 913	19 964	7 763
Total patrimonio neto	875 674	865 712	853 547
Total pasivo y patrimonio neto	1 579 070	1 663 608	1 659 107

·AVIER MANZANARES GUTIÉRREZ
Gerente General

English Summary #3

Significant events dated November 5, 2001 which include the following information:

-The shareholders approved amendments to the bylaws, including combining various classes of shares and reducing the number of directors.

-The shareholders approved the appointment of seven directors and their respective alternates.

-The shareholders approved maintaining the payment of dividends as established by the founding Board of Directors.

Telefónica

01 NOV 20 AM 8:27
CONASEV
AREA TRAMITE DOCUMENTARIO

'01 NOV -5 16 55

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-354-2000
Lima, 5 de noviembre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES –CONASEV-
Presente.-

Ref.- HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo establecido en el artículo 28° de la Ley de Mercado de Valores y en el Reglamento de Hechos de Importancia e Información Reservada, **Telefónica Móviles Perú Holding S.A.A** cumple con poner en su conocimiento que en la fecha se llevó a cabo en primera convocatoria la Junta General de Accionistas de la Sociedad, la misma que adoptó los siguientes acuerdos que constituyen Hechos de Importancia:

1. Aprobó la modificación del Estatuto Social en los términos que constan del instrumento que se adjunta a la presente, el mismo que contempla, entre otros, la unificación de las diversas clases de acciones y la reducción del número de directores.

2. Aprobó establecer en seis el número de integrantes del Directorio y designó a los siguientes directores titulares y sus respectivos alternos:

   - Director titular señor Alfonso Bustamante y Bustamante y como su respectivo alterno, el señor Iván Ciganer Albeniz;
   - Director titular señor José Ramón Vela Martínez y como su respectivo alterno, el señor David Holgado Sánchez;
   - Director titular señor Félix Ivorra Cano y como su respectivo alterno, el señor Antonio Amadeo Melguizo Alvaro.
   - Director titular señor José Molés Valenzuela y como su respectivo alterno, el señor César Augusto Linares Rosas;

Telefónica

- Director titular señor Fernando Abella García y como su respectivo alterno, el señor Maurizio Falá; y,
- Director titular señor José Javier Manzanares Gutiérrez y como su respectivo alterno, el señor Séneca Gustavo de la Puente Estremadoyro.

3. Aprobó mantener la política de pago de dividendos establecida por los socios fundadores al momento de la constitución de la Sociedad, esto es, que se destine a dicho fin hasta el 50% de las utilidades netas de cada ejercicio y que dichos dividendos se paguen inclusive como dividendos provisionales o definitivos para cada ejercicio, conforme al siguiente calendario :

   - Pago del dividendo provisional : a partir del 1° de diciembre de cada ejercicio.
   - Pago del dividendo definitivo: con posterioridad a la celebración de la Junta General que lo declare y a partir del 1° de junio.

Cabe señalar que en aplicación de lo establecido en la Ley General de Sociedades, el 31 de octubre pasado y en la fecha se realizaron las Juntas Especiales de Accionistas de Clases A-1 y B respectivamente, las que aprobaron la propuesta de modificación del Estatuto Social en los mismos términos que lo hiciera posteriormente la Junta General de Accionistas. Por último, cumplimos con señalar que de acuerdo a la información proporcionada por Cavali ICLV S.A., a la fecha de corte prevista para la realización de la Junta Especial de Accionistas de Clase C – esto es, 19 de octubre pasado-, no se ha emitido acciones de Clase C, por lo que no cabe la realización de Junta Especial de Accionistas de dicha Clase, ni en primera, segunda o tercera citación.

Sin otro particular, quedamos de ustedes.

Atentamente.

GGR-135-A309

September 25, 2001

The Board of Directors of Telefónica Móviles Perú Holding S.A.A. has reached the following agreements:

- Call for Shareholders Meetings Classes B and C, and a Shareholders Meeting for November 5, 9 and 14 as first, second and third call, respectively. The said meetings will be held in Av. Arequipa 1155, Santa Beatriz, Lima, with the following schedule:
    - Special Shareholders Meeting Class C: 11:30 AM
    - Special Shareholders Meeting Class B: 12:00 M
    - Shareholders Meeting: 12:30 PM
- The Agenda for the Special Shareholders Meetings will be the unification of the shares classes and the approval of the company's by-laws modification before the Shareholders Meeting. Besides, the Shareholders Meeting will have to pronounce regarding the modification of the company's by-laws, the designation of the titular and alternate directors and their annual fee, as well as the approval of the policy for the payment of the dividends.
- Was agreed that the dates to record and register the assistance to the above mentioned Meetings will be October 19 and 24, respectively.
- According to the powers given by the Annual Shareholders Meeting, Medina, Zaldivar & Asociados S. Civil, member of Andersen Worldwide SC, was designated as external auditors for the present fiscal year.

Telefónica

CONASEV
AREA TRAMITE DOCUMENTARIO

'01 SEP 25 16 08

RECEPCION DE DOCUMENTO NO INDICA CONFORMIDAD

GGR-135-A-307-2001
Lima, 25 de septiembre de 2001

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES -CONASEV-
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en las Resoluciones CONASEV N° 307-95-EF/94.10 y N° 722-97-EF/94.10, hacemos de su conocimiento que en la fecha, el Directorio de **Telefónica Móviles Perú Holding S.A.** adoptó los siguientes acuerdos que constituyen Hechos de Importancia:

- Convocó a Juntas Especiales de Accionistas de Clases B y C y a Junta General de Accionistas para los días 5 , 9 y 14 de noviembre de 2001 en primera, segunda y tercera citación, respectivamente. Dichas Juntas de realizarán en la Av. Arequipa 1155, Santa Beatriz, Lima, en los siguientes horarios:

  Junta Especial de Accionistas de Clase C, a las 11:30 horas.
  Junta Especial de Accionistas de Clase B, a las 12:00 horas
  Junta General de Accionistas, a las 12:30

  La agenda a tratar en las indicadas Juntas Especiales de Accionistas será la unificación de las clases de acciones y conformidad respecto de la propuesta de modificación del Estatuto Social en forma previa a la Junta General. Por su parte, la Junta General de Accionistas tendrá como agenda pronunciarse sobre la modificación del Estatuto Social, la elección de directores titulares y alternos y determinación de su retribución anual, así como la aprobación de la política de pago de dividendos.

Telefonica

- Estableció como fechas de corte y registro para la asistencia a las referidas Juntas los días 19 y 24 de octubre, respectivamente.

- En ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Accionistas, designó a la firma Medina, Zaldivar & Asociados S. Civil, miembro de Andersen Worldwide SC, como auditor externo para el presente ejercicio económico.

Sin otro particular, quedamos de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LARCO
Representante

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212) 450-6095

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

June 8, 2001

Ms. Amy O'Brien
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding, S.A.A. — Application for Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**
File Number: 82-5134

Dear Ms. O'Brien:

On behalf of Telefónica Móviles Perú Holding, S.A.A. (the "**Company**") and in connection with the Company's application for exemption from Section 12(g) of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") a copy of a letter from Morgan Guaranty Trust Company of New York, as depositary for the American Depositary Shares of Telefónica del Perú S.A.A. ("**TdP**"), dated June 1, 2001, which describes the mechanics necessary for TdP shareholders to receive shares of the Company in the spin-off. These materials as well as the Information Statement, dated December 11, 2000, which was previously submitted to the Commission on March 13, 2001, are the only communications distributed by the Company to shareholders.

In addition, enclosed please find a copy of the Company's listing application, as presented to the *Bolsa de Valores de Lima* (the "**Lima Stock Exchange**"), which was already submitted for your review. Since no English translations, versions, or summaries were prepared, we hereby furnish a revised

description in English of the materials contained in the listing application pursuant to Rule 12g3-2(b)(4) and pursuant to our conversations with you.

The Company has informed us the shares have been approved for listing on the Lima Stock Exchange. The share distribution date for the spin-off is expected to take place on June 15, 2001.

If you have any questions, please do not hesitate to contact Maurice Blanco at (212) 450-4086 or the undersigned (212) 450-6095. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Manuel Garciadiaz

Enclosures

JPMorgan

To the Registered Holders of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs"), each ADS representing 10 class B shares of Telefónica del Perú S.A.A.:

Morgan Guaranty Trust Company of New York ("Morgan"), as Depositary for the ADSs has been notified by Telefónica del Perú S.A.A. ("TdP") that on December 22, 2000, TdP shareholders approved a proposal from the board of directors to spin-off its wireless and data businesses to existing shareholders, establishing two independent companies which will operate under the names Telefónica Móviles Perú Holding S.A.A. ("WirelessCo") and Telefónica Data Perú S.A.A. ("DataCo") (collectively, the "SpinCos"). In December 2000, TdP distributed to its shareholders an Information Statement describing the spin-offs and the SpinCos.

TdP has informed Morgan that the new SpinCos class B shares will be distributed through a pro rata transfer of shares in the SpinCos to eligible TdP shareholders on the basis of 0.1695457872 class B shares of WirelessCo and 0.0121298619 class B shares of DataCo for every one (1) class B share of TdP held. Accordingly, given the TdP ADR ratio of one (1) ADS: ten (10) TdP class B shares, holders of TdP ADRs will be entitled to receive 1.695457872 class B shares of WirelessCo and 0.121298619 class B shares of DataCo for each ADS held as of the ADR record date of June 15, 2001 (the "record date").

Neither of the SpinCos will establish an ADR facility for its class B shares. Morgan has been informed by TdP that each SpinCo has submitted an application, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an exemption from the registration requirements of Section 12(g) of the Exchange Act. Morgan has been informed that TdP may distribute the SpinCos class B shares to TdP ADR holders without registration under the Securities Act of 1933, as amended. To receive the SpinCos class B shares, ADR holders on the books of the Depositary on the record date, must direct Morgan, through its Custodian, Banco Wiese Sudameris, to deliver the SpinCos class B shares in Peru as instructed by such holder. Failure to provide such direction, through the delivery of the enclosed Form of Election, will be deemed to authorize Morgan, as such holder's agent, to sell the SpinCos class B shares and to distribute the net cash proceeds, if any, to the corresponding TdP ADR holders entitled thereto in accordance with the Deposit Agreement governing such ADSs.

ADR holders who do not have a securities account in Peru may be required to pay share transfer processing fees. Any such fees will be payable to the Custodian prior to the SpinCos class B shares being distributed to holders. Holders who do not have a securities account in Peru must call either Mr. Miguel Velez on 011.511.427.7711 or Ms. Pilar Gaspar on 011.511.427.1131, at Banco Wiese Sudameris, to obtain information on any such fees or to see if they qualify to open such an account. Neither Morgan nor its Custodian has any obligation to assist in the creation of any accounts in Peru or, except to the extent provided for above, in the delivery of the class B shares thereto. Morgan, through its Custodian, will endeavor to deliver SpinCos class B shares to holders electing to receive such shares until June 29, 2001. Any SpinCos class B shares remaining on deposit in the account of the Custodian after said date may be sold, if possible, and the net cash proceeds, if any, will be distributed to such TdP ADR holders entitled thereto.

Enclosed is a Form of Election, which must be properly executed and received by the Depositary on or before 3:00 p.m. (Eastern Standard Time) on June 25, 2001. If no Form of Election is received by such time or if a holder's Form of Election is not properly completed, the Depositary will endeavor to sell the SpinCos class B shares to which such holders are entitled and distribute the net cash proceeds thereof, if any, on behalf of such holders in accordance with the terms of the Deposit Agreement governing such ADSs as soon as practicable after receipt of the SpinCos class B shares. If you wish to receive your SpinCos entitlement in the form of cash, you need not return the Form of Election.

IMPORTANT INFORMATION REGARDING YOUR ELECTION:

- **SpinCos class B shares are NOT U.S. securities nor are they listed on any U.S. exchange, and they will trade in Peru in Peruvian Soles on the Lima Stock Exchange.**
- **SpinCos class B shares are quoted in Peruvian Soles and, as such, may not appear quoted in U.S. newspapers.**
- **SpinCos class B shares will pay future dividends, if any, in foreign currency and not in U.S. dollars. You will receive payments directly from Peru, or into your account in Peru, and will need to convert the foreign currency on your own and repatriate said funds into the U.S., should you so desire.**
- **SpinCos class B shares are NOT serviced by a U.S. transfer agent.**

- **If you do not have a securities account in Peru, or if you wish to receive your SpinCos class B shares in certificated form, you MUST call Banco Wiese Sudameris to obtain information on the share transfer processing fees. Your SpinCos class B shares will NOT be distributed to you until any such fees have been paid.**

If you are the registered holder of TdP ADSs, but not the beneficial owner (i.e., you are a nominee, custodian, or other intermediary), please make this information available to the beneficial owners immediately.

IMPORTANT NOTICE-Exchange of ADR certificates: As a result of the spin-off, TdP ADR holders will be required to exchange their existing ADSs for new ADSs, in book-entry form through the Direct Registration System ("DRS"), on the basis of 8.183252 new ADSs for every ten (10) ADSs surrendered. Fractional ADSs resulting from the conversion will be sold and the proceeds, if any, will be allocated in cash.

To receive evidence of your new ADSs, you must complete the enclosed Form of Election and deliver it with your TdP ADRs to Morgan. A statement reflecting your book-entry holdings of the new ADSs will thereafter be mailed to you. A book-entry statement will not be delivered to you unless you properly complete and deliver the enclosed Transmittal Form together with all of your existing ADRs. Please be advised that any future cash or stock distributions will not be paid on the existing outstanding TdP ADRs until exchanged and thus we suggest you exchange them promptly. There is no charge to exchange your existing ADRs.

You must deliver your ADR certificate(s) and a properly completed Transmittal Form in the enclosed BLUE envelope as follows:

By Mail:
Morgan Guaranty Trust
Company of New York
C/O EquiServe Corporate Reorganization
P.O. Box 9383
Boston, MA 02206-9958

By Overnight Courier:
Morgan Guaranty Trust
Company of New York
c/o Colbent Management
Corporate Reorganization
40 Campanelli Drive
Braintree, MA 02184

SPECIAL NOTE: ADR CERTIFICATE(S) MUST NOT BE RETURNED WITH YOUR FORM OF ELECTION. CERTIFICATES MUST BE RETURNED WITH THE ENCLOSED TRANSMITTAL FORM IN THE ENCLOSED BLUE ENVELOPE.

Under the Interest and Dividend Tax Compliance Act of 1983, as amended, payers must generally withhold 31 percent of interest, dividend, and certain other payments if U.S. resident payees fail to furnish payers with the correct taxpayers identification number ("TIN"). This is referred to as backup withholding and certain penalties may also apply if such number is not provided. The TIN for most individual taxpayers is that taxpayer's social security number. If your TIN does not appear in the box on the front of the Form of Election, then you must furnish it.

Questions may be directed to the J.P. Morgan Service Center at 781-575-4328. For worldwide ADR market information, please visit our web site at adr.com.

Morgan Guaranty Trust Company of New York,
Depositary

Dated: June XX, 2001

Attached is the application for Telefónica Móviles Perú Holding, S.A.A. (the "**Company**") to list its shares on the Lima Stock Exchange. The application includes the following information:

(1) Annex 1 provides the Balance Sheet of the Company as of November 17, 2000;

(2) Annex 2 provides the Certificate of Registration of the Company as filed with the Judicial Registry Office of Lima and Callao;

(3) Annex 3 provides the by-laws of the Company (including its corporate charter).

(4) Annex 4 presents the Contract for CAVALI (Peru's clearinghouse institution) to register the Company's shares in book-entry form;

(5) Annex 5 provides the list of shareholders who hold more than 5% of the Company's capital stock, and a list of directors and senior management of the Company;

(6) Annex 6 provides the list of all affiliates of the Company and their respective directors and management;

(7) Annex 7 provides a certificate by the Company to the Lima Stock Exchange, declaring that it is a corporation engaged in the cellular telephone business;

(8) Annex 8 provides a specimen certificate of the Company's shares;

(9) Annex 9 provides a certificate declaring that the Company's shares are free from liens or encumbrances; and

(10) Annex 10 provides the Resolution of CONASEV (the Peruvian Securities Commission) approving the registration of the shares of the Company.

Telefónica

01 JUN 11 AM 9:07

BOLSA DE VALORES DE LIMA
RECEPCION
HORA 9:20
V° B°

SUMILLA: **SOLICITA INSCRIPCIÓN DE ACCIONES EN EL REGISTRO DE VALORES DE LA BOLSA DE VALORES DE LIMA**

Señor Presidente de la Bolsa de Valores de Lima:

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., señalando domicilio para estos efectos en Avenida Arequipa 1155, Santa Beatriz, Lima (en adelante, la "Sociedad", debidamente representada por el señor Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad No.08234765, según poder que consta en la escritura pública de constitución social que se adjunta; a usted respetuosamente decimos:

Que, conforme consta en la escritura pública de constitución de la Sociedad, se adoptó la forma social de sociedad anónima abierta.

En tal sentido, de conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acordó inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.

Que, para la inscripción de las acciones en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), resulta suficiente haber efectuado previamente la inscripción de las mismas en la Rueda de Bolsa de la Bolsa de Valores de Lima.

POR TANTO:

A usted solicitamos admitir a trámite la presente solicitud y disponer el listado de las acciones de la Sociedad en el Registro de Valores de la Bolsa de Valores de Lima.

PRIMER OTROSI DECIMOS: Que la Sociedad es una subsidiaría de Telefónica del Perú S.A.A., la misma que controla el 99.999 por ciento del capital social.

SEGUNDO OTROSI DECIMOS: Cumplimos con adjuntar a la presente solicitud la siguiente documentación en tres (3) ejemplares:

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

Anexo 3: *Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:*

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

c. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

d. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

e. La designación de los representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado, así como la autorización para tramitar la presente solicitud.

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Anexo 8: Modelo del valor.

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

TERCER OTROSI DECIMOS: Que referente a los requisitos de estados financieros auditados y memoria anual correspondientes a los dos últimos ejercicios económicos – 1998 y 1999 --, éstos no resultan aplicables toda vez que la Sociedad se constituyó en octubre de 2000.

Lima, 7 de diciembre de 2000.

Sociedad será la siguiente:= = = = = = = = = = = = = = = = = =

Se destinará al pago de dividendos hasta el 50 (CINCUENTA) por ciento de las utilidades netas del ejercicio, pudiendo tales dividendos ser pagados en calidad de provisionales o de definitivos para cada ejercicio, conforme al siguiente calendario:= =

Pago del dividendo provisional: a partir del 1° de diciembre de cada ejercicio.= =

Pago del dividendo definitivo: con posterioridad a la celebración de la Junta que lo declare y a partir del 1° de junio.= =

En cada oportunidad, el Directorio fijará la fecha de corte que aplicará a efectos del pago de los dividendos.= = = = = = = =

La política de dividendos antes acordada podrá ser modificada por acuerdo de Junta de Accionistas.= = = = = = = = = = = = =

<u>CUARTA CLÁUSULA ADICIONAL</u>.- Los otorgantes, en su calidad de accionistas, eligen por unanimidad el primer Directorio de la Sociedad, que estará integrado por las siguientes personas: =

Alfonso Bustamante y Bustamante, identificado con Documento Nacional de Identidad N° 30849678, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quien lo presidirá;= =

José Ramón Vela Martínez, identificado con Documento Nacional de Identidad N° 41356876, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima; y,= = = = = = = = = = = =

José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con carné de extranjería N° N-87013, domiciliado para estos efectos en Dean Valdivia N° 250, San Isidro. = = =

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

QUINTA CLÁUSULA ADICIONAL.- Los otorgantes eligen por unanimidad como Gerente General de la Sociedad al señor José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con carné de extranjería N° N-87013, domiciliado para estos efectos en Dean Valdivia N° 250, San Isidro. = = =

Agregue usted, señor Notario, las cláusulas de ley, inserte los comprobantes de depósito en institución bancaria de las sumas pagadas por concepto de capital y pase los partes respectivos a los Registros Públicos.= = = = = = = = = = = = = = = = = = = =

Lima, 16 de noviembre de 2000. = = = = = = = = = = = = = = = = =

FIRMADO: José Ramón Vela Martínez.- Santiago Bamse Eduardo Jaime Antúnez De Mayolo Morelli.= = = = = = = = = = = = = = =

Autoriza la presente minuta el Doctor Luis Miguel Garcia Mori, Abogado - con Registro del Colegio de Abogados de Lima No.22792. =

I N S E R T O : BOLETA DE DEPOSITO BANCARIO = = = = = = = =

Deposito en Efectivo y/o Cheques Propio Banco = = = = = = = =

San Isidro, 11 de Septiembre de 2000 = = = = = = = = = = = = =

Número de cuenta: 0011-0686-39-0100025788 = = = = = = = = = =

Divisa: Nuevos Soles =

Titulares: TELEFONICA MOVILES PERU HOLDING S.A.A.= = = = = = =

Referencia: Depósito en efectivo.= = = = = = = = = = = = = = =

Total depósito S/. 1,000.00= = = = = = = = = = = = = = = = = =

Una firma ilegible.- Impresión de la Caja Registradora.= = = =

= =

C O N C L U S I O N : Formalizado el instrumento se instruyeron los otorgantes de su objeto por la lectura que de todo el hicieron, afirmandose y ratificandose en el contenido

otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio;= = = = = = = = = = =

El periodo del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases "A-1" y "C", o el 31 de diciembre de 2001, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su periodo mientras no se produzca nueva elección; = = = =

Producido el aumento de capital y emisión de acciones Clases "A-1" y "C", el Directorio - bajo responsabilidad - deberá convocar a Juntas Especiales para la designación de los miembros del Directorio, bajo los términos establecidos en el Artículo 27 del Estatuto Social; y= = = = = = = = = = = = = =

El Presidente del Directorio presidirá las Juntas Generales y los actos oficiales de la Sociedad.= = = = = = = = = = = = =

SEGUNDA.- Sin perjuicio de lo establecido en el artículo 5 del Estatuto, la Junta General de Accionistas podrá acordar, en el caso que el primer aumento de capital se produzca por efecto de fusión, reorganización simple o cualquier otro mecanismo de reorganización societaria, que la Sociedad emita acciones Clase "C" en favor de los accionistas que, por efecto de la reorganización, adquieran la calidad de trabajadores de la Sociedad.= =

PRIMERA CLÁUSULA ADICIONAL.- De conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acuerda inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.= = = = = = = = = =

Para dichos efectos, queda designado como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado de las acciones. los señores José Ramón Vela Martínez, con Documento Nacional de Identidad N°41356876; Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad N° 08234765;= = = = = = = = = = = = = =

José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° N-87013; Antonio Juan Francisco Villa Mardon, identificado con Documento Nacional de Identidad N° 10840875 y Oscar Orlando Portocarrero Quevedo, identificado con Documento Nacional de Identidad N° 08866447, todos ellos con domicilio para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quienes se encuentran facultados a presentar la solicitud de inscripción correspondiente ante la Bolsa de Valores de Lima y en general, toda la documentación que sea necesaria para dichos efectos.= =

SEGUNDA CLÁUSULA ADICIONAL.- Para efectos de la inscripción de las acciones Clases "A-1", "B" y "C" en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva CONASEV, la Sociedad quedará sometida a las normas y disposiciones de la Bolsa de Valores de Lima.= =

TERCERA CLÁUSULA ADICIONAL.- La política de dividendos de la

derechos. los relativos al cumplimiento de los estatutos y validez de los acuerdos, las impugnaciones y nulidad de acuerdos o actos de los órganos sociales, las impugnaciones de juntas generales de accionistas y cualquier otro que verse sobre materias relacionadas con las actividades de la Sociedad, fin u objeto social, ya sea durante el período social o durante la liquidación, serán sometidos a la decisión inapelable de un tribunal arbitral compuesto de tres miembros de los cuales uno será nombrado por cada una de las partes y el tercero será nombrado por los dos árbitros así designados.= = = = = = = = =

En caso hubiera más de un accionista o administrador con la misma diferencia o controversia contra la Sociedad, el segundo árbitro será designado por mayoría simple entre ellos y, de no ser posible, se recurrirá al Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.= =

Si no existiera acuerdo sobre la designación del tercer árbitro o si cualquiera de la partes no designase al suyo dentro de los diez días hábiles de ser requerida por la otra parte, el nombramiento correspondiente se hará a petición de cualquiera de las partes, por el Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima. = =

El arbitraje se llevará a cabo en la ciudad de Lima y no deberá exceder de 60 días hábiles contados desde la fecha de instalación del tribunal arbitral, pudiendo los árbitros prorrogar dicho plazo en una o más oportunidades.= = = = = = =

El arbitraje será de conciencia a no ser que cualquiera de las partes solicite que el arbitraje sea de derecho, caso en el

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

cual esta forma de arbitraje será obligatoria y los árbitros deberán ser abogados.= =

El pacto arbitral contenido en el presente artículo será plenamente eficaz aún cuando al momento de plantearse la controversia el accionista o administrador hubieren dejado de serlo, siempre que la controversia se origine en hechos vinculados a la relación entre el accionista o el administrador y la Sociedad, ocurridos en el tiempo en que aquéllos hubieren tenido la condición de tales= = = = = = = = = = = = = = = = =

Para cualquier intervención de los jueces y tribunales ordinarios dentro de la mecánica arbitral y la ejecución del laudo, el asunto será sometido a la jurisdicción de los jueces y tribunales del Distrito Judicial del Cercado de Lima. = = =

DISPOSICIÓN TRANSITORIA == = = = = = = = = = = = = = = = = = =

PRIMERA.- Lo dispuesto en los artículos 5 último párrafo, 9, 11, 25, 26, 27, 28, 35 primer acápite del literal d) y 38 literal b), del Estatuto entrará en vigencia en la misma fecha de la Junta General de Accionistas que apruebe el aumento de capital y consecuente emisión de las acciones de las Clases "A-1" y "C". Mientras tanto, resultará de aplicación lo dispuesto en los literales siguientes:= = = = = = = = = = = = = = = = =

El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto:= =

El Directorio estará conformado por 3 miembros;= = = = = = =

En el caso de ausencia o impedimento del director titular, éste podrá hacerse representar por otro director mediante poder

instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica.= = = = = = = = = = = = = =

Celebrar contratos, convenios y compromisos que tengan relación con las actividades de la Sociedad dentro de los límites que fije el Directorio.= =

Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran para preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.= =

Artículo 44°.- Los demás gerentes de la Sociedad tendrán las atribuciones que les confiera la ley, el Directorio y el Gerente General.= =

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TITULO IV =

ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES = = = = = = =

Artículo 45°.- El Directorio está obligado a formular luego de finalizado el ejercicio social los estados financieros, la propuesta de aplicación de utilidades y la memoria anual, con la antelación necesaria para ser sometidos, conforme a ley, a la consideración de la Junta Obligatoria Anual de Accionistas. De los documentos indicados en el párrafo anterior debe resultar con claridad y precisión la situación económica y financiera de la Sociedad, los resultados obtenidos en el ejercicio vencido y el estado de sus negocios.= = = = = = = =

TITULO V =

REORGANIZACIÓN DE LA SOCIEDAD == = = = = = = = = = = = = = = =

Artículo 46°.- La transformación, fusión, escisión y, en general, cualquier otra forma de reorganización de la Sociedad se sujetará a las disposiciones contenidas en los artículos 333° al 395 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TÍTULO VI =

DISOLUCIÓN, LIQUIDACIÓN Y EXTINCIÓN DE LA SOCIEDAD = = = = =

Artículo 47°.- La disolución, liquidación y extinción de la Sociedad se sujetará a las disposiciones contenidas en los artículos 407 al 422 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TITULO VII =

ARBITRAJE =

Artículo 48°.- Toda clase de controversias o desacuerdos entre los accionistas o los administradores y la Sociedad, incluyendo, sin que la enumeración siguiente tenga carácter limitativo, aquéllos que surjan entre éstos respecto de sus

Artículo 43°.- El Gerente General es el ejecutor de las disposiciones del Directorio y de la Junta General de Accionistas y está investido de la representación de la Sociedad. El Gerente General esta relevado de la representación judicial y procesal de la Sociedad. Las facultades generales y especiales de representación procesal señaladas en el código de la materia, desde su nombramiento serán asumidas por el o los gerentes o funcionarios o cualesquier otros representantes que el Directorio designe.= = = = = = = = = = = = = = = = = = = =

Sin perjuicio de los poderes que en cada caso otorgue el Directorio o la Junta General de Accionistas en favor del Gerente General, las principales atribuciones de este funcionario son las siguientes:= = = = = = = = = = = = = = = =

Organizar el régimen interno de la Sociedad y dirigir las operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio.= = = =

Inspeccionar los libros y operaciones de la Sociedad, llevar la correspondencia y cuidar de la organización, existencia, regularidad y veracidad de los libros de contabilidad. = = =

Delegar o sustituir, total o parcialmente, las facultades o atribuciones que le confiere este estatuto o que le hubieren sido delegadas por el Directorio, así como revocar la delegación o sustitución.= = = = = = = = = = = = = = = = = = = =

Expedir las declaraciones, constancias y certificaciones que sea necesario extender a nombre de la Sociedad, con salvedad de las señaladas en el artículo 31 y en el segundo párrafo de este artículo.= =

Procurar el manejo adecuado y ordenado de los gastos, cuidando

de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la Sociedad y de las cobranzas, inversiones y fondos disponibles.=

Proponer al Directorio la estructura orgánica de la Sociedad hasta el nivel de las Gerencias Centrales y otras áreas de la misma jerarquía, así como el nombramiento y remoción de los funcionarios a cargo de éstas.= = = = = = = = = = = = = = = = =

En el caso de que el Directorio designe Presidente Ejecutivo o el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente.= = = = = = = = = = = = = = = = = =

Nombrar, contratar, promover o despedir por sí mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerentes Centrales y funcionarios del mismo nivel.= =

Establecer la política de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel.= =

Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecido en la ley y en este estatuto, así como cumplir con los encargos que le confiera en cada caso el Directorio mediante el otorgamiento de poderes a su favor.= =

Dentro de los límites y en la forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en

sujeción a las formalidades previstas en el artículo 136 de la Ley General de Sociedades.= = = = = = = = = = = = = = = = = = =

Las actas de las sesiones del Directorio serán firmadas por quienes actuaron como Presidente y Secretario.= = = = = = = =

CAPITULO V =

DE LA PRESIDENCIA =

Artículo 37°.- El Presidente del Directorio es elegido entre los directores en la primera sesión del Directorio, luego de su elección e instalación.= = = = = = = = = = = = = = = = = = =

En caso que el Presidente dejase de ser director por cualquier causa, el Directorio en la siguiente sesión luego de producirse tal causa procederá a la elección de un nuevo Presidente cuyo mandato será por el resto del periodo.= = = = = = = = = = = =

Artículo 38°.- El Presidente del Directorio tiene las siguientes atribuciones:= = = = = = = = = = = = = = = = = = =

Ejercer las funciones de representación institucional. = = =

Presidir las Juntas Generales y Juntas Especiales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = = = = = = =

Convocar y presidir las sesiones del Directorio.= = = = = = =

Emitir voto dirimente en los casos en que se produzca empate en las votaciones del Directorio.= = = = = = = = = = = = = = = =

Ejercer cualquier otra facultad que el Directorio le delegue con las facultades y atribuciones que al efecto se le confieran en el poder específico que se le otorgue.= = = = = = = = = =

Artículo 39°.- El Directorio podrá designar uno o más vicepresidentes, quienes reemplazan al Presidente en caso de ausencia o impedimento, bastando su sola actuación en tal función para acreditar tal ausencia o impedimento. Para su

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actuación se respetará el orden en el que han sido elegidos.= En caso de ausencia o impedimento temporal del Presidente y de los vicepresidentes en una sesión de Directorio, éste elegirá de su seno a quien presidirá dicha sesión.= = = = = = = = = = =

Artículo 40°.- El cargo de Presidente del Directorio y de director es compatible con el de Gerente General. El Directorio podrá otorgar a su Presidente las facultades del Gerente General contempladas en el artículo 43° del estatuto, en cuyo caso podrá utilizar el título de Presidente Ejecutivo. = = =.

CAPITULO VII == =

DE LA GERENCIA =

Artículo 41° La Gerencia de la Sociedad estará a cargo de una o más personas naturales o jurídicas. En caso de designarse a más de un Gerente, el Directorio designará a un Gerente General, en quien recaerán todas las atribuciones y funciones previstas para el cargo en este estatuto y las demás que le otorgue el Directorio y la Junta General de Accionistas. El Gerente General podrá usar el título de Presidente Corporativo. El Directorio podrá nombrar un Gerente General suplente quien asumirá las funciones del Gerente General en caso de ausencia o impedimento de éste. Se presume de pleno derecho la ausencia o impedimento del Gerente General con la sola actuación del suplente.= =

Artículo 42°.- El Gerente General, si no es director, participa en las sesiones del Directorio con voz pero sin voto. Asimismo, tendrá derecho a asistir, con voz pero sin voto, a las Juntas Generales y Especiales de Accionistas, salvo que concurra en calidad de accionista o como representante de accionistas. =

en nombre y a favor de la Sociedad ; ordenar abonos, cargos y transferencias: contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica;= =

Designar los representantes, asesores externos, apoderados, agentes, contadores, auditores, comisionados y banqueros de que haya de servirse la Sociedad;= = = = = = = = = = = = = = = = = =

= =

Celebrar contratos de asociación en participación u otras modalidades de contratos asociativos o de asociación de capitales, bienes y servicios;= = = = = = = = = = = = = = = =

Constituir, reconocer, aceptar, renunciar, reducir y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías;= =

Aprobar el presupuesto anual de la Sociedad;= = = = = = = = =

Aprobar los estados financieros, liquidaciones, cuentas y memorias que debe presentarse a la Junta General;= = = = = = =

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NOTARIO PUBLICO DE LIMA

Ejercer las facultades que en su favor delegue válidamente la Junta General de Accionistas;= = = = = = = = = = = = = = = = =

Delegar o sustituir total o parcialmente sus facultades o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la Sociedad o en personas ajenas a la misma, asi como revocar la delegación o sustitución cuando lo estime conveniente.= = = = = = = = = = = = = = = = =

No puede ser objeto de delegación o sustitución la rendición de cuentas y la presentación de estados financieros a la Junta General, ni las facultades que ésta le conceda al Directorio, salvo que ello sea expresamente autorizado; y= = = = = = = =

Designar las comisiones o comités que sean necesarios para la buena marcha de la Sociedad, delegando en éstos las funciones y atribuciones que estime conveniente.= = = = = = = = = = = =

= = = = = = = = = = = = = = = = = = = =

Artículo 33°.- El Directorio se reúne por lo menos una vez al mes y cuantas veces lo requiera el interés de la Sociedad. = =

El Directorio establece las normas necesarias para la citación a sesión y para su desarrollo.= = = = = = = = = = = = = = = =

Artículo 34°.- El quórum para las sesiones del Directorio es de nueve (9) de sus miembros. Cada Director tiene un voto. =

Salvo por lo dispuesto en el artículo siguiente, los acuerdos del Directorio se adoptan por mayoría absoluta de los directores participantes por si mismos o por representantes. En caso de empate dirime el Presidente.= = = = = = = = = = = = =

Los acuerdos y resoluciones tomados fuera de sesión de directorio por unanimidad de sus miembros tienen la misma

validez que si hubieran sido adoptadas en sesión, siempre que se confirmen por escrito.= = = = = = = = = = = = = = = = = = = =

El directorio podrá sesionar en forma no presencial, a través de medios escritos, electrónicos o de otra naturaleza que permitan la comunicación y garanticen la autenticidad del acuerdo. Cualquier director puede oponerse a que se utilice este procedimiento y exigir la realización de una sesión presencial, siempre que la disconformidad sea formulada al menos con 48 horas de antelación a la fecha prevista para la celebración de la sesión no presencial.= = = = = = = = = = = =

Artículo 35°.- Los acuerdos relacionados con los asuntos que se enumeran a continuación deberán adoptarse por la decisión de por lo menos once (11) de los Directores: = = = = = = = = = =

La enajenación de los bienes muebles o inmuebles de la Sociedad que tengan un valor de mercado superior a US$ 15 000 000,00 (Quince millones de dólares). = = = = = = = = = = = = = = = = =

La concertación de cualquier tipo de operación con una misma persona natural o jurídica cuyo monto, aisladamente o en conjunto en un solo ejercicio, supere el quince por ciento (15%) del monto total de los ingresos brutos, ajustados por inflación, obtenidos por la Sociedad en el ejercicio anterior, o la cantidad de US$ 100 000 000,00 (Cien millones de dólares), la que resulte menor. No se aplicará lo establecido en este artículo a las operaciones económico - financieras y/o bancarias.= =

El aumento del capital de la Sociedad sin derecho de preferencia en favor de los socios conforme al artículo 259 de la Ley General de Sociedades, cuya ejecución se delegue en el

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Directorio de conformidad con lo dispuesto en el artículo 20ó° de la Ley General de Sociedades.= = = = = = = = = = = = = = = =

La realización de cualquier tipo de operación con las siguientes personas:= =

Los accionistas titulares de acciones "A-1" y sus filiales o subsidiarias. A estos efectos, se entenderá como filial o subsidiaria a la persona que, directa o indirectamente a través de uno o más intermediarios, controla, está controlada por, o está bajo control común de accionistas titulares de las acciones "A-1".= =

Los accionistas titulares de acciones que representan más del uno por ciento (1%) del capital social de la Sociedad; y, ==

Los directores de la Sociedad y las empresas en las cuales tengan una participación mayoritaria. = = = = = = = = = = = =

La designación de los auditores externos de la Sociedad cuando ello sea delegado por la Junta General.= = = = = = = = = = = =

Proponer a la Junta General el importe de los dividendos definitivos que deben distribuirse y acordar el reparto de dividendos a cuenta . La propuesta deberá pronunciarse sobre la procedencia o no de la distribución de dividendos en efectivo.

Artículo 36°.- Los acuerdos que adopte el Directorio se harán constar en actas extendidas en un libro especial legalizado conforme a ley, en hojas sueltas o en cualquier otra forma que permita la ley.= =

Excepcionalmente, cuando por cualquier circunstancia no pudiese asentarse según corresponda el acta de una sesión, se extenderá en documento especial, el que se transcribirá o insertará en su oportunidad al libro respectivo o donde corresponda. con

donación, prestación de servicios, suministro, comodato, fianza, arrendamiento, arrendamiento financiero, seguros, así como todo otro contrato, nominado o innominado, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos; y someter los asuntos que estime necesarios a arbitraje, celebrar convenios arbitrales o celebrar transacciones judiciales o extrajudiciales, de conformidad con las normas legales vigentes;= =

Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prórroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencias, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en general; =

Registrar, adquirir, transferir y celebrar contratos de licencia y sublicencia, así como cualquier otro tipo de contrato o convenio respecto o relativo a todo tipo de elementos de la propiedad industrial o intelectual;= = = = = =

Decidir la iniciación, continuación, abandono o transacción de procedimientos judiciales o administrativos disponiendo, ya sea dentro o fuera del proceso, el ejercicio de toda acción o excepción, incluyendo la prescripción, en cautela del patrimonio y los intereses de la Sociedad;= = = = = = = = = =

Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, comprar, ceder, vender, dar en garantía o disponer de cualquier otra manera de

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NOTARIO PUBLICO DE LIMA

las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la Sociedad intervenga en la constitución, modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones;= =

Acordar y disponer en función de los intereses sociales, la forma como se representan las acciones de la Sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hecha por clase de acciones y en la oportunidad que considere más conveniente para el interés social. La conversión resuelta por el Directorio se hará a cargo y costo de la Sociedad;= = = = = = = = = = = = = = = = =

Disponer la adquisición de acciones de propia emisión cuando lo considere conveniente a los intereses de la Sociedad y dentro de las autorizaciones y de los límites establecidos en las normas vigentes;= =

Realizar las gestiones y adoptar las medidas pertinentes para la oferta pública o privada de valores en el país o en el exterior, incluyendo los trámites necesarios ante las autoridades correspondientes y la inscripción de la Sociedad en bolsas u otros mercados de valores nacionales o extranjeros;=

Autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo,

161 de la Ley General de Sociedades, ya sea al momento de su elección o durante el ejercicio del cargo. = = = = = = = = = =

Artículo 30°.- Los directores pueden ser removidos en cualquier momento por la Junta General de Accionistas o por la Junta Especial de Accionistas que los eligió.= = = = = = = = =

La vacancia del cargo de director será cubierta por el director alterno, si éste hubiese sido elegido. El Directorio podrá cubrir la vacante en el supuesto que se produjera la de éste una vez que haya asumido el cargo de director titular o que no se hubiese elegido director alterno. Los directores así elegidos ejercerán sus funciones hasta que se complete el período correspondiente.= = = = = = = = = = = = = = = = = = =

Artículo 31°.- El Directorio elige entre los funcionarios de la Sociedad un Secretario y un Subsecretario, quien desempeña las funciones del primero en caso de su ausencia o impedimento. De no producirse tales nombramientos la Secretaría será ejercida por el Gerente General, en cuyo caso le corresponderá también ejercer la Secretaría prevista en el artículo 22 del Estatuto.= =

Corresponde al Secretario del Directorio ejercer la Secretaría de las Juntas Generales y Especiales, del Directorio y de todos aquellos comités u órganos colegiados de la Sociedad cuyos acuerdos deban constar en acta. En ejercicio de su función deberá llevar los correspondientes libros, hojas sueltas o los otros medios en que puedan constar dichas actas. Asimismo le compete la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las certificaciones u otros documentos que deban extenderse para el cumplimiento de los

fines sociales o a solicitud de parte legitima , así como expedir las constancias y certificaciones respecto del contenido de los libros y registros de la Sociedad.= = = = = =

Ejerce además las funciones que este estatuto, la Junta General o el Directorio le señalen.= = = = = = = = = = = = = = = = = =

Artículo 32°.- El Directorio tiene todas las facultades de gestión y de representación legal necesarias para la administración de la Sociedad dentro de su objeto, con la sola excepción de los asuntos que la ley o este estatuto atribuyan a la Junta General. =

Por lo tanto, sin que esta enumeración sea restrictiva sino meramente enunciativa, el Directorio tiene las siguientes facultades:= =

Dirigir todas las operaciones y los asuntos financieros de la Sociedad de conformidad con el estatuto y los acuerdos de las Juntas Generales, así como vigilar la marcha de la Sociedad y dictar los reglamentos internos que considere necesarios; = =

Establecer y modificar la estructura orgánica de la Sociedad, nombrar o remover al Gerente General, y en su caso a los demás gerentes de la Sociedad y funcionarios de similar nivel, fijando sus funciones, facultades y remuneraciones y otorgándoles los poderes con las atribuciones que considere convenientes, así como revocar tales poderes;= = = = = = = = =

Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a título oneroso o gratuito; en consecuencia podrá, entre otros, celebrar contratos de compraventa, concesión, mutuo, permuta,

Especial competente. =

Artículo 26°.- El Directorio convoca a Juntas Especiales de las clases de acciones cuando lo estime conveniente a los intereses de la Sociedad o lo solicite un número de accionistas que, en conjunto, representen no menos del 5% (CINCO POR CIENTO) del capital suscrito con derecho de voto de la respectiva clase. Si el Directorio convoca a Junta General de Accionistas para que apruebe una modificación del estatuto que afecte los derechos exclusivos de una clase especial de acciones será preciso el acuerdo de la mayoría de estas acciones adoptado con los requisitos previstos en el artículo 21° de este estatuto.= =

Las Juntas Especiales se sujetan a las normas establecidas en los artículos 12º al 24º del presente estatuto, según corresponda y en cuanto les sean aplicables. = = = = = = = =

CAPITULO IV =

DEL DIRECTORIO == =

Artículo 27°.- El Directorio de la Sociedad se compone de diecisiete (17) miembros elegidos en Juntas Especiales según lo dispuesto por los artículos 153 y 164 de la Ley General de Sociedades. Los directores se eligen conforme a lo siguiente:

Los accionistas de la Clase "A-1" eligen nueve (9) directores:

Los accionistas de la Clase "B" eligen siete (7) directores: y

Los accionistas de la Clase "C" eligen a un (1) director. =

El director de la Clase "C" se elegirá cuando se alcance una proporción accionaria no menor al 3% (TRES POR CIENTO) del capital suscrito. Una vez alcanzado el derecho a un director de la Clase "C", este derecho permanecerá vigente con

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prescindencia de las variaciones en su proporción del capital. Si no se alcanzara el 3% (TRES POR CIENTO) del capital en el momento de la elección se elegirá un director más de la Clase "B" completando éstos el número de 8.= = = = = = = = = = = = =

Se elegirá un director alterno por cada titular, el que desempeñará sus funciones en caso de ausencia o impedimento del director titular, bastando su sola presencia en la reunión de Directorio para que se presuma de pleno derecho tal ausencia o impedimento.= =

En el caso de preverse la ausencia o impedimento tanto del director titular como del director alterno, cualquiera de ellos podrá hacerse representar por otro director mediante poder otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio. En el supuesto que ambos se encontraran ausentes o impedidos y ambos dirigieran cartas a la Secretaría, se tomará como válida la suscrita por el director titular. =

Artículo 28°.- El Directorio es elegido por un término de tres años, pero los directores continuarán en sus cargos aunque hubiese concluido su período mientras no se produzca nueva elección. El período del Directorio termina en la misma oportunidad en que la Junta Obligatoria Anual resuelva sobre el balance de su último ejercicio, a efectos de lo cual el Directorio debe convocar a las respectivas Juntas Especiales de Accionistas para que elijan a los Directores en la misma fecha. Los directores de la Sociedad son reelegibles.= = = = = = = =

Artículo 29°.- No puede ser director de la Sociedad quien se encuentre incurso en los impedimentos previstos por el artículo

realizó la Junta: la indicación de haberse realizado en primera, segunda o tercera convocatorias, el nombre de los accionistas presentes o de quien los representen, el número y clase de acciones de las que son titulares, el nombre de las personas que actuaron como Presidente y como Secretario; la forma y resultado de las votaciones; los acuerdos adoptados; y, en su caso, la indicación de las fechas y los periódicos en los que se publicaron los avisos de convocatoria o los comprobantes de haberse efectuado las publicaciones conforme a ley y a este estatuto. =

Los requisitos anteriormente mencionados que figuren en la lista de asistentes a que se refiere el artículo 23 de este estatuto podrán ser obviados si ésta forma parte del acta. =

El acta, incluido un resumen de las intervenciones de aquellos accionistas o sus representantes que hayan solicitado que quede constancia de las mismas, será redactada por el Secretario dentro de los cinco días siguientes a la celebración de la Junta General.= =

La redacción y aprobación del acta podrá efectuarse en la misma Junta o después de su celebración. Cuando el acta sea aprobada en la misma Junta se debe dejar expresa constancia de ello y cuando menos deberá ser firmada por el Presidente, el Secretario y un accionista o representante designado por la Junta para tal efecto. =

Cuando el acta no es aprobada en la misma Junta, ésta designará a no menos de dos accionistas o representantes para que conjuntamente con el Presidente y el Secretario la revisen y aprueben. Para su validez bastará que sea suscrita por el

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NOTARIO PUBLICO DE LIMA

Presidente, el Secretario y dos de los accionistas o representantes que se haya designado.= = = = = = = = = = = = =

Cuando alguna de las personas que deba aprobar el acta de la Junta no pueda o se niegue a cumplir con dicha obligación dentro del plazo de 10 días calendario de la celebración de la Junta, el Secretario o quien haga sus veces consignará al final del acta las razones expresadas para dicha imposibilidad o negativa y la suscribirá conjuntamente con las demás personas designadas al efecto.= =

Cuando por cualquier circunstancia no pudiese asentarse el acta de una Junta General se extenderá en documento especial que se transcribirá o insertará en su oportunidad al Libro, a las hojas sueltas o a cualquier otra forma que permita la ley, según proceda.= =

El acta tiene fuerza legal desde su aprobación. Podrá dispensarse la ejecución de acuerdos del trámite de aprobación del acta.= =

Las copias certificadas de parte o de toda el acta a que se refiere el artículo 137 de la Ley General de Sociedades, serán extendidas por el Gerente General.= = = = = = = = = = = = = =

CAPITULO III =

DE LAS JUNTAS ESPECIALES = = = = = = = = = = = = = = = = = = =

Artículo 25°.- Las Juntas Especiales se realizan por clases de acciones para elegir o remover a los respectivos directores de la Sociedad y aprobar previamente cualquier acuerdo de Junta General de Accionistas que afecte los derechos exclusivos de su clase. En estos casos, el acuerdo de Junta General no podrá adoptarse y ejecutarse sin la previa aprobación de la Junta

Sociedad, transformación. fusión, escisión. reorganización y disolución de la Sociedad, así como resolver sobre su liquidación, se requiere en primera convocatoria la concurrencia de accionistas que representen al menos cincuenta por ciento de las acciones suscritas con derecho a voto; en segunda convocatoria basta la concurrencia de al menos veinticinco por ciento de las acciones suscritas con derecho a voto: y. en tercera convocatoria bastará la concurrencia de accionistas que representen cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = = = = = = = =

En todos los casos los acuerdos deberán ser adoptados con el voto favorable de accionistas que representen la mayoría absoluta de las acciones suscritas con derecho a voto representadas en el Junta.= = = = = = = = = = = = = = = = = =

Artículo 22°.- La Junta General es presidida por el Presidente del Directorio. En su ausencia o impedimento la preside uno de los vicepresidentes, respetándose el orden en el que han sido elegidos o, en su defecto, el Director que designe el propio Directorio.= =

El Presidente tiene amplias facultades para disponer las medidas necesarias para el buen desarrollo de la Junta; le corresponde dirigir la reunión de forma que las deliberaciones se efectúen conforme a el orden del día y resolverá las dudas que se susciten sobre el contenido de la misma ; concederá en el momento que estime oportuno el uso de la palabra a los accionistas que lo soliciten y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido. que se dificulta la marcha de la reunión o que no se encuentra

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incluido en el orden del día; indicará cuando se ha de efectuar la votación de los acuerdos y proclamará los resultados de las votaciones. =

Actuará como Secretario, en todos los casos, el Secretario del Directorio y, en su ausencia, el Subsecretario del Directorio. En caso de ausencia o impedimento del Secretario y del Subsecretario desempeñará dicha función aquél de los accionistas concurrentes que la propia Junta designe a tal efecto.= =

Artículo 23°.- Antes de instalar la Junta y de entrar en el orden del día, el Secretario formará la lista de los asistentes expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurre, agrupándolas por clases. Al final de la lista se determina el número de acciones presentes o representadas y su porcentaje respecto del total de las mismas, con indicación del porcentaje de cada una de sus clases.= =

En las votaciones la aprobación de los asuntos sometidos a la Junta se podrá efectuar por asentimiento general o mediante mano alzada o por cualquier otra forma que señale en cada caso el Presidente, sin perjuicio en su caso de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas. = = = = ==

Artículo 24°.- Las sesiones de la Junta General y los acuerdos adoptados en ellas constarán en acta que se asentará en un Libro, en hojas sueltas o en cualquier otra forma que permita la ley.= =

En cada acta se hará constar el lugar, fecha y hora en que se

fijada para la celebración de la Junta General, sin considerar en dicho plazo las horas correspondientes a días inhábiles. =

Artículo 15°.- Será válido el poder de representacion con firma legalizada por u otorgado ante un Consul de la República de Perú, sin necesidad de posteriores trámites o certificaciones.

Artículo 16°.- La Junta General se reúne obligatoriamente cuando menos una vez al año dentro de los tres meses siguientes a la terminación del ejercicio económico y tiene por objeto :

Pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros del ejercicio anterior.= = = = = = = = = = = = = =

Resolver sobre la aplicación de las utilidades, si las hubiere.

Fijar la retribución del Directorio. = = = = = = = = = = = = =

Designar o delegar en el Directorio la designación de los auditores externos. La Sociedad tendrá auditoría anual a cargo de auditores externos escogidos que se encuentren hábiles e inscritos en el Registro Único de Sociedades de Auditoría. =

Artículo 17°.- Compete, asimismo, a la Junta General: = = =

Modificar el estatuto.= = = = = = = = = = = = = = = = = = = =

Aumentar o reducir el capital social ;= = = = = = = = = = = =

Emitir obligaciones;= =

Acordar la enajenación en un solo acto de activos cuyo valor contable exceda del cincuenta por ciento del capital de la Sociedad;= =

Disponer investigaciones y auditorías especiales. = = = = = =

Acordar la transformación, fusión, escisión, reorganización y disolución de la Sociedad, así como resolver sobre su

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liquidación:= =
Resolver en los casos en que la ley disponga su intervención y en cualquier otro que requiera el interés social.= = = = = = =
Artículo 18°.- Además de la Junta Obligatoria Anual prevista en el Artículo 16 del Estatuto, el Directorio convoca a Junta General cuando lo estime conveniente a los intereses de la Sociedad o lo soliciten notarialmente un número de accionistas que representen al menos el 5% de las acciones suscritas con derecho a voto y se haya expresado en la solicitud los asuntos a tratar en la Junta. En este último caso, el aviso de convocatoria debe ser publicado dentro de los 15 días siguientes a la recepción de la solicitud.= = = = = = = = = =
Artículo 19°.- La Junta puede delegar al Directorio sus facultades, salvo aquéllas que conforme a la Ley General de Sociedades sean indelegables.= = = = = = = = = = = = = = = =
Artículo 20°.- Para la celebración de las Juntas Generales. cuando no se trate de los asuntos mencionados en el artículo siguiente, se requiere en primera convocatoria la concurrencia de accionistas que representen cuando menos el cincuenta por ciento de las acciones suscritas con derecho a voto. En segunda convocatoria bastará la concurrencia de cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = =
Los acuerdos se adoptarán por mayoría absoluta de las acciones suscritas con derecho a voto representadas en la junta. = = =
Artículo 21°.- Cuando se trate de modificación del estatuto, aumento o reducción del capital social. emisión de obligaciones. enajenación en un solo acto de activo cuyo valor contable exceda del cincuenta por ciento del capital de la

salvo aquéllos vinculados a la creación y emisión de acciones y los que resulten de decisiones o resoluciones de la Sociedad. Tratándose de acciones representadas por certificados y en caso de deterioro, destrucción, extravío o sustracción de los mismos, se podrá emitir otros nuevos, debiendo el accionista satisfacer previamente todas las formalidades legales vigentes y asumir los costos y gastos correspondientes. = = = = = = =

TITULO III =

DEL RÉGIMEN DE LA SOCIEDAD = = = = = = = = = = = = = = = = = = =

CAPITULO I =

DE LOS ÓRGANOS DE LA SOCIEDAD = = = = = = = = = = = = = = = =

Artículo 11°.- El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto. Asimismo, forman parte del régimen de gobierno de la Sociedad las Juntas Especiales de Accionistas de las Clases "A-1", "B" y "C", cuando conforme a ley y al estatuto, proceda o se requiera su participación.= = = = = = =

CAPITULO II =

DE LA JUNTA GENERAL == =

Artículo 12°.- La Junta General de Accionistas es el órgano supremo de la Sociedad. Los accionistas de la Sociedad, indistintamente de la clase de acciones que posean, reunidos según las prescripciones de este capítulo, constituyen la Junta General. Todos los socios, inclusive los disidentes y los que no hayan participado en la reunión, están sometidos a los acuerdos adoptados por la Junta General.= = = = = = = = = = =

Artículo 13°.- En la Junta General sólo podrá tratarse los

asuntos contemplados en la convocatoria, la cual se efectuará mediante aviso publicado por lo menos una vez en el Diario Oficial El Peruano y en uno de los diarios de mayor circulación de Lima.= =

El aviso de convocatoria para la celebración de las Juntas Generales debe publicarse con anticipación no menor de 25 días calendarios. Podrá hacerse constar en el aviso la fecha en la que, si procediera, se reunirá la junta en segunda o en tercera convocatorias. Entre una y otra convocatoria no debe mediar menos de tres días ni más de diez días.= = = = = = = = = = = =

Si la Junta General debidamente convocada no se celebrara en primera o segunda convocatorias, ni se hubiera previsto en el aviso la fecha de la segunda o tercera según corresponda, ésta o éstas deberán ser anunciadas con los mismos requisitos de publicidad que la primera y con la indicación de que se trata de segunda o tercera convocatoria según corresponda. La Junta General en segunda convocatoria debe celebrarse dentro de los treinta días de la primera y la tercera convocatoria dentro de igual plazo de la segunda.= = = = = = = = = = = = = = = = = =

La Junta puede realizarse en lugar distinto del domicilio social si así lo acuerda el Directorio.= = = = = = = = = = = =

Artículo 14°.- Todo accionista podrá hacerse representar por otra persona, a cuyo efecto se deberá otorgar poder por escrito con firma legalizada ante notario público, el cual será otorgado con carácter especial para cada Junta, salvo el caso de poderes conferidos por escritura pública.= = = = = = = = =

Los poderes deberán registrarse ante la Secretaría del Directorio con una anticipación no menor de 24 horas a la hora

El primer aumento de capital social determina la obligación de la Sociedad de emitir acciones clase "A-1" y "C".= = = = = = =
Todas las clases de acciones gozan de los mismos derechos y obligaciones. salvo lo dispuesto en el artículo 27º del estatuto.= =
El ejercicio del derecho de preferencia para suscribir nuevas acciones se rige por el Artículo 208 de la Ley General de Sociedades y demás normas aplicables. La incorporación del derecho de suscripción preferente en títulos se rige por el artículo 209 y demás normas aplicables.= = = = = = = = = = = =
Las acciones Clase "C" corresponden a los aportes que individualmente realizan los trabajadores de la Sociedad. Son igualmente acciones de la Clase "C" las que resultan de canjear por las acciones de esta clase, las acciones de la Clase "B" que pertenezcan o adquieran individualmente de terceros los trabajadores de la Sociedad.= = = = = = = = = = = = = = = = = =

Artículo 6°.- Las acciones emitidas de la Sociedad, cualquiera que sea su clase, se representarán, ya sea provisional o definitivamente, mediante anotaciones en cuenta.= = = = = = =
El régimen de representación de acciones mediante anotaciones en cuenta se rige por la legislación pertinente del mercado de valores y disposiciones de la Ley General de Sociedades. = =

Artículo 7°.- Las acciones son nominativas e indivisibles. =
Cuando por herencia u otro título legal varias personas adquieran la propiedad común de una o más acciones. tales personas deberán designar por escrito un representante común para el ejercicio de sus derechos. La designación será válida mientras la revocatoria no sea comunicada a la Sociedad. La

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NOTARIO PUBLICO DE LIMA

designación y su revocatoria deberán ajustarse a lo dispuesto en el artículo 89 de la Ley General de Sociedades. Los copropietarios de acciones responden solidariamente de cuantas obligaciones deriven de su calidad de accionistas. = = = = =

Artículo 8°.- La Sociedad considerará propietario de cada acción a quien aparezca como tal en la matrícula de acciones. En esta matrícula se anotan también las transferencias, canjes, desdoblamientos, constitución de derechos y gravámenes sobre las mismas, limitaciones y convenios que versen sobre las acciones, con la amplitud y en la forma que establecen las disposiciones legales pertinentes.= = = = = = = = = = = = = =

Cuando se litigue la propiedad de acciones, la Sociedad admitirá el ejercicio del derecho de accionista a la persona que debe considerar como titular conforme a lo dispuesto en el párrafo anterior, salvo mandato judicial en contrario. = = =

Artículo 9°.- La transferencia de las acciones de la Clase "C" sólo opera entre trabajadores de la Sociedad o los herederos de éstos.= =

En caso de transferencia de las acciones Clase "C" a otras personas, éstas se convertirán en acciones Clase "B". = = = =

Artículo 10°.- Todo costo o gasto derivado de la transferencia de acciones, por cualquier título, será por cuenta de los accionistas titulares.= = = = = = = = = = = = = = = = = = = =

Tampoco serán de cargo o cuenta de la Sociedad los costos o gastos derivados de los canjes o desdoblamientos de acciones, de la constitución de derechos o gravámenes sobre las mismas o de cualquier otro acto susceptible de anotación e inscripción en la matrícula de acciones ni en cualquier otro registro.

convienen en constituir una sociedad anónima abierta que se denominará **"TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A."** (en adelante, la "Sociedad").= =

<u>Cláusula Segunda</u>.- La Sociedad se constituye con un capital inicial de S/.1.000.00 (Un mil y 00/100 Nuevos Soles), representado por 1.000 (Un mil) acciones de un valor nominal de S/.1.00 (Un y 00/100 Nuevo Sol) cada una.= = = = = = = = = = =

Dicho capital se encuentra suscrito y pagado de la siguiente manera:= =

TELEFÓNICA DEL PERÚ S.A.A. suscribe 999 (Novecientas noventa y nueve) acciones y paga la suma de S/.999,00 (Novecientos noventa y nueve y 00/100 Nuevos Soles), participación que representa el 99,999% (NOVENTINUEVE COMA NOVECIENTOS NOVENTINUEVE POR CIENTO) del capital social.= = = = = = = = =

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C. suscribe 1 (Una) acción y paga la suma de S/.1,00 (Un y 00/100 Nuevo Sol), participación que representa el 0,001% (CERO COMA CERO CERO UNO POR CIENTO) del capital social.= = = = = = = = = = = = = = = =

<u>Cláusula Tercera</u>.- La Sociedad se regirá por el siguiente Estatuto: =

TITULO I= =

DENOMINACIÓN, OBJETO, DOMICILIO Y DURACIÓN = = = = = = = = =

Artículo 1°.- La Sociedad se denomina " **TELEFÓNICA MÓVILES PERU HOLDING S.A.A.**". Es una sociedad anónima abierta que, como persona jurídica de derecho privado, se rige por el presente estatuto, la Ley General de Sociedades y por las demás disposiciones que resulten aplicables.= = = = = = = = = = = = =

Artículo 2°.- El objeto de la Sociedad es adquirir y ser

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titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.= =

Todas las actividades que integran el objeto social podrán desarrollarse tanto en el Perú como en el extranjero, pudiendo efectuarse directamente por la Sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial.= = = = = = = = = = =

La Sociedad podrá, asimismo, dedicarse a cualquier otra actividad comercial, siempre que lo apruebe el Directorio y coadyuve a la realización de los fines sociales. Igualmente, podrá realizar todos los actos que considere convenientes para el cumplimiento de su objeto social.= = = = = = = = = = = = =

Artículo 3°.- El domicilio de la Sociedad es la ciudad de Lima. Sin embargo, por acuerdo del Directorio se podrán establecer sucursales en cualquier lugar de la República o del extranjero. La creación, organización y cierre de agencias u oficinas será potestad de la gerencia.= = = = = = = = = = = =

Artículo 4°.- La duración de la Sociedad es indeterminada, y comenzará sus actividades en la fecha de otorgamiento de la escritura pública que la presente minuta origine.= = = = = = =

TITULO II =

DEL CAPITAL SOCIAL Y DE LAS ACCIONES = = = = = = = = = = = = =

Artículo 5.- El capital de la Sociedad es de S/.1.000,00 (Un mil y 00/100 Nuevos Soles) representado por 1.000 (MIL) acciones nominativas de S/.1.00 (UN NUEVO SOL) cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones de la Clase "B".= = = = = = = = = = =

NUMERO MINUTA K75612

CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

DENOMINADA

"TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A."

≈ ≈

En la ciudad de Lima. distrito de San Isidro, a los diecisiete (17) dias del mes de Noviembre del dos mil (2,000) ante mi **JAIME ALEJANDRO MURGUIA CAVERO**, Abogado Notario de esta capital. COMPARECEN: =

DON JOSE RAMON VELA MARTINEZ, quien manifiesta ser de nacionalidad peruana, de estado civil casado. de profesión ingeniero; identificado con Documento Nacional de Identidad No. 41356776. =

Quien procede en nombre y representación de **TELEFÓNICA DEL PERÚ S.A.A.**, con RUC N°10001749. inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao. =

DON SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI, quien manifiesta ser de nacionalidad peruana. de estado civil casado. de profesión economista: identificado con Libreta Electoral No. 08746612 y Libreta Militar No. 246588248.= = =

Quien procede en nombre y representación de **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**, con R.U.C. N° 46779139, inscrita en la Partida N° 1117056c del Registro de Personas

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161 de la Ley General de Sociedades, ya sea al momento de su elección o durante el ejercicio del cargo. = = = = = = = = = =

Artículo 30°.- Los directores pueden ser removidos en cualquier momento por la Junta General de Accionistas o por la Junta Especial de Accionistas que los eligió.= = = = = = = = =

La vacancia del cargo de director será cubierta por el director alterno, si éste hubiese sido elegido. El Directorio podrá cubrir la vacante en el supuesto que se produjera la de éste una vez que haya asumido el cargo de director titular o que no se hubiese elegido director alterno. Los directores así elegidos ejercerán sus funciones hasta que se complete el período correspondiente.= = = = = = = = = = = = = = = = = = = =

Artículo 31°.- El Directorio elige entre los funcionarios de la Sociedad un Secretario y un Subsecretario, quien desempeña las funciones del primero en caso de su ausencia o impedimento. De no producirse tales nombramientos la Secretaría será ejercida por el Gerente General, en cuyo caso le corresponderá también ejercer la Secretaría prevista en el artículo 22 del Estatuto.= =

Corresponde al Secretario del Directorio ejercer la Secretaría de las Juntas Generales y Especiales, del Directorio y de todos aquellos comités u órganos colegiados de la Sociedad cuyos acuerdos deban constar en acta. En ejercicio de su función deberá llevar los correspondientes libros, hojas sueltas o los otros medios en que puedan constar dichas actas. Asimismo le compete la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las certificaciones u otros documentos que deban extenderse para el cumplimiento de los

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

Jaime A. Murguía Cavero

NOTARIO ABOGADO DE LIMA

Av. RICARDO RIVERA NAVARRETE Nº 881
SAN ISIDRO - LIMA 27 - PERU
TELF.: 442-0300 FAX: 442-0850
e-mail: murgula@hamtech.com.pe

TESTIMONIO

DE LA ESCRITURA DE CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

OTORGADA POR TELEFONICA MOVILES PERU HOLDING S.A.A.

A FAVOR DE

LIMA, 17 DE NOVIEMBRE DEL 2,000

75612

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

c. La designación del señor ____________, para que formalice los acuerdos y realice el trámite de inscripción ante vuestra Institución y el Registro Público del Mercado de Valores que se encuentra a cargo de CONASEV;

d. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

e. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

f. La designación del señor ________________________, identificado con Documento Nacional de Identidad No.________________ y con domicilio en ___________________________, para actúe como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado.

OFICINA REGISTRAL DE LIMA Y CALLAO N° Partida: 11236211
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA MOVILES PERU HOLDING SAA

PRIMER DIRECTORIO :
PRIMERA DISPOSICION TRANSITORIA: El Directorio estará conformado por tres (03) miembros. En caso de ausencia o impedimento del Director titular, éste podrá hacerse representar por otro director mediante cualquier medio escrito, incluido el telefax, dirigido a la secretaria del Directorio. El periodo del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases A-1 y C o el 31/12/2001, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su período, mientras no se produzca nueva elección. Producido el aumento de capital y la emisión de acciones Clase A-1 y C el Directorio bajo responsabilidad deberá convocar a Juntas especiales para la designación de los miembros del Directorio bajo los términos del art 27 del estatuto

CUARTA CLAUSULA ADICIONAL: Presidente: ALFONSO BUSTAMANTE Y BUSTAMANTE Directores: JOSE RAMON VEGA MARTINEZ, JOSE JAVIER MANZANARES GUTIERREZ

GERENTE GENERAL: JOSE JAVIER MANZANARES GUTIERREZ

(PRIMERA CLAUSULA ADICIONAL) Se acuerda inscribir todas las acciones de la sociedad incluso las acciones Clase A-1 y C que se emitan como consecuencia del primer aumento en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado para su cotización en la Bolsa de Valores de Lima. Para dicho efecto quedan designados como Representantes de la sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado de las acciones: JOSE RAMON VEGA MARTINEZ , VICTOR CARLOS SCHWARTZMANN LARCO. JOSE JAVIER MANZANARES GUTIERREZ, ANTONIO JUAN FRANCISCO VILLA MARDON. OSCAR ORLANDO PORTOCARRERO QUEVEDO.

El titulo fue presentado el 22/[illegible] a las 14:56:21 horas, bajo el N° 2000-00214086 del Tomo Diario 0409. Derechos : S/. 170.00 con recibo N°000[illegible] con recibo N°00031864, LIMA. - 06/12/2000

Dra. DELIA IRENE AYALA VENTURA
Registrador Público (e)
O R L C.

Dra. CATALINA SHIROMA GOGA
Registrador Público
O.R.L.C.

sus acuerdos , en general el presidente del Directorio o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la sociedad o en personas ajenas a al misma, así como revocar la delegación o sustitución cuando lo estime conveniente.... Designar la comisiones o comités que sean necesarios para la buena marcha de la sociedad, delegando es éstos las funciones y atribuciones que estime conveniente".

Art 35 del estatuto Social.-Los acuerdos relacionados con los asuntos que se enumeran a continuación deberán adoptarse por la decisión de por lo menos once de los directores:

La enajenación de los bienes muebles o inmuebles de la sociedad que tengan un valor de mercado superior a US $15 000 000.00.

La concertación de cualquier tipo de operación con una misma persona natural o jurídica cuyo monto aisladamente o en conjunto en un sólo ejercicio supere el 15 % del monto total de los ingresos brutos, ajustados por inflación , obtenidos por la sociedad en el ejercicio anterior o la cantidad de US $100 000 000.00 la que resulte menor . No se aplicará lo establecido en este articulo a las operaciones económico financieras y bancarias. ....

RÉGIMEN DE LA GERENCIA : El Gerente es nombrado por el Directorio

Facultades : **Art. 43 del Estatuto Social.** El Gerente General está facultado para la ejecución de todo acto y/o contrato correspondiente al objeto de la sociedad, pudiendo así mismo realizar los siguientes actos: Organizar el Régimen interno de la sociedad y dirigir la operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio...Procurar el manejo adecuado y ordenado de los gastos, cuidando de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la sociedad y de la cobranza, inversiones y fondos disponibles... En caso de que el Directorio designe Presidente Ejecutivo o el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente. Nombrar, contratar, promover o despedir por si mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerente, a los funcionarios del mismo nivel. Establecer la política de personal y recursos humanos y aprobar la estructura de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel. Ejercen todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecidos en la Ley y en este estatuto, así como cumplir con los encargos que el confiere en cada caso el Directorio mediante el otorgamiento de poderes a su favor. Dentro de los límites y en forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contratar préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés , cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; obtener, recibir y endosar warrants y certificados de depósito y, en general realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro titulo valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica. Celebrar contratos, convenios y compromisos que tengan relación con las actividades de las sociedad dentro de los límites que fije el Directorio. Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran parta preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.

ESTADOS FINANCIEROS Y APLICACION DE UTILIDADES : Según los Arts. 221° y siguientes de la L.G.S.

RÉGIMEN PARA LA DISOLUCIÓN Y LIQUIDACIÓN DE LA SOCIEDAD : Según los Arts. 407° al 420° de la L.G.S.

CATALINA SHIROMA GOGA
Registrador Público
S. R. L. C.

fusion, escisión, reorganización y disolución de la sociedad y resolver sobre su liquidación y tomar decisiones que la ley o el estatuto señalen.

RÉGIMEN DEL DIRECTORIO : Se compone de 17 miembros. Elegidos en Juntas Especiales según los art 153 y 164 de la LGS. Los directores se eligen conforme a los siguiente: Los accionistas de la Clase A-1 eligen 9 directores, los accionistas de la Clase B eligen 7 directores y los accionistas de la Clase C eligen a 1 director. El director de la Clase C se elegirá cuando se alcance una proporción accionaria no menor al 3% del capital suscrito. Una vez alcanzado el derecho a un director de la Clase C, este derecho permanecerá vigente con prescindencia de las variaciones en la proporción del capital. Si no se alcanzara el 3% del capital en el momento de la elección se elegirá un director más de la Clase B, completando éstos el numero de 8. Se elegirá un Director alterno por cada titular. En caso de ausencia del director titular como del alterno, cualesquiera de ellos podrá hacerse representar por otro director mediante poder por cualquier medio escrito.
Su duracion es de 3 años.

El Quórum es de : 9 miembros .Sus acuerdos se adoptan por mayoria absoluta de los directores participantes . En caso de empate dirime el Presidente.

Facultades : **Art. 32 del Estatuto Social:** ...Celebrar contratos, convenios y compromisos de *toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes* muebles e inmuebles, ya sea a título oneroso o gratuito; en consecuencia podrá , entre otros, celebrar contratos de compraventa, concesión, mutuo, permuta, donación, prestación de servicios, suministro , comodato, fianza, arrendamiento, arrendamiento financiero, seguros , así como todo otro contrato, nominado o innominado, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos, y someter los asuntos que estime necesarios a arbitraje, celebrar convenios arbitrales o celebrar transacciones judiciales o extrajudiciales , de conformidad con las normas legales vigentes; Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prorroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencia, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en general; registrar, adquirir, transferir y celebrar contratos de licencia y sub licencia así como cualquier otro tipo de contrato o convenios respecto o relativo a todo tipo de elementos de la propiedad industrial intelectual; Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, poseer, comprar , ceder, vender, dar en garantía o disponer de cualquier otra manera de las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la sociedad intervenga en la constitución , modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones; Acordar y disponer en función de los intereses sociales, la forma como se representan las acciones de la sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hecha por clase de acciones ....Autorizar la colocación , retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer prestamos ; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo , en nombre y a favor de la sociedad; ordenar abonos , cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes , de créditos o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar prorrogar, descontar, negociar y protestar letras cambio y pagares, cartas de crédito o cartas ordenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros: obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deudas y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o juridica:...Constituir, reconocer , aceptar, renunciar y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías...Delegar o sustituir total o parcialmente sus facultades o la ejecución de

OFICINA REGISTRAL DE LIMA Y CALLAO — N° Partida: 11236211
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA MOVILES PERU HOLDING SAA

REGISTRO DE PERSONAS JURIDICAS
RUBRO : CONSTITUCION
A 00001

Por ESCRITURA PUBLICA del 17/11/2000 y ESCRITURA DE ACLARACION del 01/12/2000 otorgada ante NOTARIO MURGUIA CAVERO JAIME ALEJANDRO en la ciudad de LIMA

SOCIOS FUNDADORES Y APORTES :

1. TELEFONICA DEL PERU SAA, debidamente representada por JOSE RAMON VELA MARTINEZ, según partida 11015766 del registro de Personas Juridicas — suscribe 999 acciones
2. TELEFONICA SOLUCIONES GLOBALES HOLDING SAC, debidamente representada por SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI, según partida 11170566 del Registro de Personas Juridicas. — suscribe 1 acciones

OBJETO : **Adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualesquiera que sea su objeto o actividad. Todas las actividades que integran el objeto social podrán desarrollarse tanto en el Perú como en el extranjero. Pudiendo efectuarse directamente por la sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial . Asimismo podrá dedicarse a cualquier otra actividad comercial siempre que lo apruebe la Junta General y coadyuve a la realización de los fines sociales.**

Fecha de iniciación de las operaciones 17/11/2000
Duración: Indefinida
Domicilio : Lima

CAPITAL SOCIAL : S/. 1,000.00 Nuevos Soles dividido en 1,000 acciones nominativas de S/.1.00 nuevo (s) sol (es) cada una, pagado íntegramente y que corresponden en su totalidad a las acciones de la Clase B .
El primer aumento de capital social determina la obligación de la sociedad de emitir acciones Clase A-1 y C
Todas las clase de acciones gozan de los mismos derechos y obligaciones , salvo lo dispuesto en el art 27 del estatuto.

REGIMEN DE LA JUNTA GENERAL : El quórum y adopción de acuerdos : En 1ra convocatoria 50 % de las acciones suscritas con derecho a voto . En 2da convocatoria bastará la concurrencia de cualquier número de acciones suscritas con derecho a voto. Acuerdos por mayoría absoluta de las acciones suscritas con derecho a voto representadas en junta y de conformidad con el art 257 de la LGS

La Junta General Obligatoria se reunirá dentro del primer trimestre de cada año, con el fin de pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros del ejercicio anterior. Resolver sobre la aplicación de utilidades. Elegir cuando corresponda a los miembros del directorio y fijar su retribución. Designar o delegar en el directorio la designación de auditores externos , cuando corresponda . resolver sobre los demás asuntos que le sean propios conforme al estatuto y la convocatoria. La Junta General se reunirá con el objeto de remover a los miembros del Directorio y designar a sus reemplazantes, modificar el estatuto, aumentar o reducir el capital, emitir obligaciones, acordar la enajenación en un sólo acto de activos cuyo valor contable excedan el 50% del capital social disponer investigaciones y auditorías especiales Acordar la transformación,

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

Telefónica

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

BALANCE GENERAL DE APERTURA

(Al 17 de noviembre de 2000 y expresado en nuevos soles)

Activo	
Activo corriente	
Caja y bancos	1,000
Cuentas por cobrar	-
Total activo corriente	1,000
Inversión en subsidiaria	0
Inmuebles, mobiliario y equipo, neto	0
Total activo	1,000
Pasivo y patrimonio neto	
Pasivo corriente	
Préstamos bancarios	0
Cuentas por pagar comerciales	0
Tributos, remuneraciones y otras cuentas por pagar	0
Cuentas por pagar Principal, subsidiaria y afiliadas	0
Total pasivo corriente	0
Patrimonio neto	
Capital social	1,000
Reserva legal	0
Utilidad del ejercicio	0
Total Patrimonio Neto	1,000
Total pasivo y patrimonio neto	1,000

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

del mismo. sin modificación alguna. = = = = = = = = = = = = =

I N S E R T O : ARTICULO 74 DEL CODIGO PROCESAL CIVIL = = = =

FACULTADES GENERALES.- La representación judicial confiere al representante las atribuciones y potestades generales que corresponden al representado, salvo aquellas para las que la ley exige facultades expresas. La representación se entiende otorgada para todo el proceso, incluso para la ejecucion de la sentencia y el cobro de costas y costos, legitimando al representante para su intervencion en el proceso y realizacion de todos los actos del mismo, salvo aquellos que requieran la intervencion personal y directa del representado. = = = = = =

I N S E R T O : ARTICULO 75 DEL CODIGO PROCESAL CIVIL = = = =

FACULTADES ESPECIALES.- Se requiere el otorgamiento de facultades especiales para realizar todos los actos de disposicion de derechos sustantivos y para demandar, reconvenir, contestar demandas y reconvenciones, desistirse del proceso y de la pretension, allanarse a la pretensión, conciliar, transigir, someter a arbitraje las pretensiones controvertidas en el proceso, sustituir o delegar la representacion procesal y para los demas actos que exprese la ley. =

El otorgamiento de facultades especiales se rige por el principio de literalidad. No se presume la existencia de facultades especiales no conferidas explícitamente. = = = = ==

La presente escritura pública se inicia en la foja con número de serie 1076542 y termina en la foja con número de serie 1065734, de lo que doy fe.- FIRMADO: JOSE RAMON VELA MARTINEZ.- SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI.- SE

TERMINA DE FIRMAR HOY DIECISIETE DE NOVIEMBRE DEL DOS MIL.- Y DR. JAIME ALEJANDRO MURGUIA CAVERO, ABOGADO NOTARIO DE ESTA CAPITAL.-

CONCUERDA

CON EL ORIGINAL DE SU REFERENCIA, EXPIDIENDO ESTE ____ TESTIMONIO DE CONFORMIDAD CON LA LEY VENTISEIS MIL DOS

Lima 20 de Noviembre del 2000

2F.SGM

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

CONTRATO DE SERVICIOS PARA LA INSCRIPCION DE VALORES REPRESENTADOS POR ANOTACIONES EN CUENTA

Conste por el presente documento, el Contrato de Servicios que celebran de una parte **CAVALI ICLV S.A.**, con R.U.C. N° 34666962, y con domicilio en Pasaje Acuña 191, Lima, representada por su Apoderado, señor Víctor Manuel Sánchez Azañero, con Libreta Electoral Nro. 08736559, y por su apoderada, señora Magaly Martínez Matto, identificada con Libreta Electoral N° 09302145, según poderes inscritos en los asientos C00005 y C00006, respectivamente, de la Partida N° 11021533 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, a quien en adelante se le denominará **CAVALI**; y de la otra **TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.**, con R.U.C. N° 50080510, con domicilio en Avenida Arequipa 1155, Urbanización Santa Beatriz, Distrito de Lima, Provincia y Departamento de Lima, debidamente representada por su Gerente General, señor José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° N-87013, según poderes inscritos en la Partida N° 11236211 del Registro de Personas Jurídicas de Lima, a quien en adelante se denominará **EL EMISOR**, bajo los términos siguientes:

PRIMERA.- LAS PARTES

1.1.- **CAVALI** es una Institución de Compensación y Liquidación de Valores autorizada según Resolución CONASEV N° 358-97-EF/94.10, encargada de llevar el registro contable de valores representados por anotaciones en cuenta y que realiza, entre otras funciones, el efectuar la transferencia, compensación y liquidación de valores que deriven de su negociación en mecanismos centralizados de negociación y fuera de ellos, en virtud de lo dispuesto por el Decreto Legislativo N° 861, Ley del Mercado de Valores (en adelante la "LEY"), Reglamento de Instituciones de Compensación y Liquidación de Valores, aprobado por Resolución Conasev N° 031-99-EF/94.10 (en adelante el "Reglamento"), Reglamentos Internos y demás disposiciones.

1.2.- **EL EMISOR** es una sociedad anónima cuya escritura pública de constitución corre inscrita en la Partida Registral N° 11236211 del Libro de Sociedades Mercantiles del Registro de Personas Jurídicas de Lima.

A fines de este Contrato, **EL EMISOR** y **CAVALI** serán denominados conjuntamente las Partes y según el caso, individualmente cada uno de ellos, la "Parte".

a) Registro y transferencia contable de LOS VALORES;
b) Registro de constitución de derechos, cargas, gravámenes y todo acto o hecho que afecte la disponibilidad de LOS VALORES;
c) Procesamiento y registro de derechos y beneficios, actos societarios que afecten los valores y situaciones extraordinarias (art. 40 Resolución Conasev Nº 021-99-EF/94.10) de **EL EMISOR** y aquellos eventos vinculados a dicho registro, lo cual se efectuará observando lo dispuesto en el Anexo II;
d) Envío de información sobre LOS VALORES;
e) En caso **EL EMISOR** solicite por escrito, **CAVALI** le prestará el servicio de pago de intereses, amortización y redención del principal, o de ser el caso, el pago de dividendos en efectivo, lo cual se efectuará observando lo dispuesto en el Anexo III;
f) En caso **EL EMISOR** lo solicite por escrito, **CAVALI** le prestará el servicio denominado CAVALI EMISORAS, por el cual **CAVALI** conectará a **EL EMISOR** a su computador central a fin que este último tenga acceso en línea a información relativa a LOS VALORES, lo cual se efectuará observando lo dispuesto en el Anexo IV.

Todo lo cual se denomina de aquí en adelante "EL SERVICIO".

En tanto los Anexos a los cuales se hace referencia en este Contrato se encuentren suscritos por ambas Partes, los mismos formarán parte integrante del mismo.

TERCERA.- VIGENCIA DEL CONTRATO

Las partes acuerdan que las fechas de inicio y vencimiento del presente Contrato son las señaladas en el numeral 2 del Anexo I-A, del presente documento, según se trate de valores de renta variable o instrumentos de deuda.

CUARTA.- TRANSFERENCIA DE DATOS REGISTRADOS EN LA MATRÍCULA DE EL EMISOR

En caso se efectúe la transferencia de los datos del registro de LOS VALORES que lleva **EL EMISOR** a **CAVALI**, ésta se sujeta a las disposiciones contenidas en el numeral 3 del Anexo I-A del presente Contrato.

QUINTA.- CONTINUIDAD DEL SERVICIO

EL EMISOR declara conocer que la prestación de EL SERVICIO, se realiza a través de infraestructura y facilidades técnicas de los equipos y sistemas de telecomunicaciones existentes y disponibles al momento de la prestación de EL SERVICIO.

CAVALI velará por la prestación de EL SERVICIO en forma continua, durante el plazo de vigencia de este Contrato.

En consecuencia, en el supuesto que la infraestructura y facilidades técnicas de los equipos y servicios, así como sistemas de telecomunicación antes mencionados, no funcionaran adecuadamente durante la vigencia de este Contrato, **CAVALI** tomará las medidas necesarias para restablecer el servicio de acuerdo al plan de contingencia implementado para tal efecto.

EL EMISOR declara conocer que de acuerdo al artículo 229 de la LEY, **CAVALI** puede suspender el servicio previa autorización de la Comisión Nacional Supervisora de Empresas y Valores.

Asimismo, **CAVALI** queda exenta de toda responsabilidad frente a **EL EMISOR** si en un determinado momento o día EL SISTEMA no funciona o no realiza algunas de las operaciones, como consecuencia de desperfectos ocasionales del hardware y/o software o por la suspensión de EL SERVICIO, ocasionados por hechos fortuitos, imprevisibles o ajenos a la diligencia ordinaria que **CAVALI** está obligada a tener.

CAVALI declara que está cumpliendo con el cronograma de adecuación de los sistemas de procesamiento informático al año 2000, establecido por Resolución CONASEV No. 094-98-EF/94.10.

SEXTA.- RETRIBUCION DE LOS SERVICIOS PRESTADOS

La retribución por la prestación de EL SERVICIO, es por cada serie, clase o emisiones, según corresponda, de LOS VALORES y asciende a los montos tarifarios que se detallan en el Anexo V.

En consecuencia, queda establecido que los pagos por concepto de la inscripción de LOS VALORES, así como por el mantenimiento del sistema y los registros que se efectúen serán de cargo de **EL EMISOR**, de conformidad con el artículo 235° de la LEY.

Al importe de la retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**. El pago de la retribución se realizará a los quince (15) días calendarios de la fecha de emisión del documento de la factura correspondiente.

Los montos tarifarios que se detallan en el indicado Anexo V, serán modificados automáticamente con la publicación del dispositivo que apruebe nuevas retribuciones por EL SERVICIO que presta CAVALI, debiendo **EL EMISOR** abonar los nuevos importes en la oportunidad en que la respectiva Resolución entre en vigencia.

SETIMA.- INTERES

En el improbable caso de que **EL EMISOR** incumpla con la obligación descrita en la cláusula precedente, las partes acuerdan en forma expresa que **EL EMISOR** pagará a **CAVALI**, sobre el monto adeudado, un interés moratorio equivalente a la tasa máxima en moneda nacional que fija diariamente el Banco Central de Reserva del Perú, por cada día de retraso. Dicho interés será calculado desde el primer día posterior a la fecha de vencimiento de la factura correspondiente.

Asimismo, en virtud de lo dispuesto en el numeral 1 del artículo 1333° del Código Civil, se aplicará la mora automática, por lo que no será necesaria intimación y/o notificación para que se configure la mora.

OCTAVA.- INCUMPLIMIENTO

Sin perjuicio de lo señalado en la cláusula precedente, ante el incumplimiento de pago de la retribución señalada en la cláusula sexta por parte de **EL EMISOR**, **CAVALI** ejercitará lo siguiente:

a) Transcurridos quince (15) días calendarios del vencimiento de la factura correspondiente, requerirá a **EL EMISOR** el pago de la retribución mediante un aviso de cobranza. En este aviso de cobranza se informará el monto a cancelar que incluye los intereses de acuerdo a la cláusula sétima, y los gastos administrativos diarios equivalentes a 0.125% de la UIT vigente a la fecha del aviso de cobranza más el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, de acuerdo a un cronograma de pagos diario desde el mismo día de emisión del aviso de cobranza. En este aviso de cobranza se indicarán además las cuentas bancarias de **CAVALI** en las que se deberán efectuar los pagos.

b) Transcurridos treinta (30) días calendarios del vencimiento del respectiva factura, por vía notarial solicitará a **EL EMISOR** el pago de la retribución, así como los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

c) Transcurridos sesenta (60) días calendarios de emitida la respectiva factura, por vía notarial reiterará su solicitud de pago de la retribución a **EL EMISOR**, así como el pago de los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

d) Transcurridos sesenta (70) días calendarios de emitida la respectiva factura, comunicará el hecho a CONASEV de acuerdo a lo dispuesto en la cláusula siguiente.

NOVENA: SANCIONES

En caso que **EL EMISOR** incumpla la LEY, Reglamento, Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV o cualquiera de las prestaciones a su cargo asumidas en virtud del presente Contrato, **CAVALI** comunicará de tal hecho a la CONASEV a efectos que dicha entidad supervisora tome las medidas correctivas correspondientes e imponga las sanciones que le resulten aplicables a **EL EMISOR,** conforme a las normas vigentes que dicte la CONASEV.

DECIMA.- RESERVA DE LA INFORMACION

CAVALI se obliga a mantener bajo reserva la información contenida en su registro contable, guardando su confidencialidad de acuerdo a lo establecido en los artículos 45° y 232° de la LEY y en el artículo 54° del Reglamento.

Asimismo, **EL EMISOR** declara conocer el deber que la LEY impone a **CAVALI** de mantener reserva respecto a la información que aparece en sus registros.

En consecuencia, **EL EMISOR** se compromete a mantener en reserva la información a que se

refiere la indicada LEY y todos los demás datos e informaciones a los que **EL EMISOR** tiene acceso a través de EL SERVICIO.

La información y datos a los que accese **EL EMISOR** serán para uso propio, en el local señalado en el Anexo VI, y sólo dentro de los alcances de las instrucciones impartidas por los titulares de LOS VALORES.

En ese sentido y a fin de resguardar la confidencialidad de la indicada información, **EL EMISOR** designa, por este acto a las personas indicadas en el Anexo VI, como las únicas personas autorizadas a acceder a EL SERVICIO y por ende a recibir información respecto al registro contable, pudiendo el apoderado con poder suficiente de **EL EMISOR**, durante la vigencia el presente Contrato, sustituir a la persona indicada, comunicando inmediatamente el hecho a **CAVALI**.

En ese sentido **EL EMISOR** se responsabiliza frente a **CAVALI**, en forma expresa, incondicional e irrevocable por cualquier instrucción u orden que curse a **CAVALI** cualquiera de sus representantes autorizados, aún en el caso que las mismas no hubieren sido autorizadas por **EL EMISOR** o que fueran realizadas en exceso de las facultades conferidas a sus representantes y este hecho no hubiese sido informado por escrito a **CAVALI**, con anticipación, al momento en que las instrucciones u órdenes sean recibidas por **CAVALI**.

DECIMA PRIMERA.- OBLIGACIONES DE EL EMISOR

EL EMISOR goza de los derechos reconocidos en el Reglamento y Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV, y que **CAVALI** se obliga a poner en conocimiento de EL **EMISOR** en caso dicha norma no se publique en el diario oficial.

Asimismo, **EL EMISOR** se somete a todas las obligaciones que se establecen en las normas antes citadas siendo las principales las siguientes:

a) Entregar la información establecida y aquella que le fuera requerida por **CAVALI** en uso de sus atribuciones;
b) Confirmar a los participantes y a **CAVALI** sobre la autenticidad de los títulos y el estado de los valores a ser representados por anotaciones en cuenta, cuando éstos se lo soliciten;
c) Conciliar su información con la del registro contable a cargo de **CAVALI** cuando ésta última lo requiera;
d) Proveer oportunamente los recursos necesarios a **CAVALI** para que ésta cumpla con la entrega de dividendos, pago de intereses, amortización del principal o redención del mismo, u otros beneficios cuando le hubieren confiado tal responsabilidad;
e) *Comunicar a **CAVALI** inmediatamente de tomado conocimiento sobre cualquier acto que* afecte los valores inscritos en los registros de éstas, adjuntando la documentación sustentatoria;
f) Comunicar a **CAVALI** toda información que dispongan respecto de la identidad de sus accionistas o titulares de valores;
g) Cumplir con lo estipulado en el presente Contrato;

DECIMA SEGUNDA.- COMUNICACIONES A EL EMISOR

CAVALI, de acuerdo a lo dispuesto en el artículo 68 del Reglamento pondrá a disposición de **EL EMISOR** la información sobre las inscripciones efectuadas respecto de sus valores y los correspondientes titulares, a más tardar al día hábil siguiente de registradas. Sin perjuicio de ello **CAVALI** remitirá oportunamente la mencionada información al local de **EL EMISOR** señalado en el Anexo VI.

DECIMA TERCERA.- PREVALENCIA DEL CONTRATO

El presente Contrato contiene todos los acuerdos y estipulaciones a los que han arribado las partes y reemplaza y prevalece sobre cualquier negociación, oferta, acuerdo, entendimiento o convenio que las partes hayan sostenido, cursado o pactado respecto al objeto del presente Contrato, con anterioridad a la fecha de celebración del mismo.

Sin perjuicio de lo dispuesto en el párrafo anterior, en caso las partes acordaran alguna modificación al presente Contrato, ésta deberá constar por escrito en documento que debidamente suscrito por ambas partes, en dos originales de idéntico valor, será anexado al mismo formando parte integrante de él.

DECIMA CUARTA.- DOMICILIO

Las partes señalan como domicilio contractual los que aparecen en el encabezado del presente Contrato. Todas las comunicaciones y/o notificaciones judiciales o extrajudiciales se dirigirán válidamente a dichos domicilios, salvo que medie previo aviso comunicado por carta notarial con quince (15) días de anticipación indicando la variación del domicilio, en cuyo caso las comunicaciones y/o notificaciones deberán hacerse al nuevo domicilio.

DECIMA QUINTA.- ARBITRAJE

1. Todos los conflictos o controversias que pudieran surgir entre las Partes sobre la interpretación, ejecución, cumplimiento y cualquier aspecto relacionado a la existencia, validez, ineficacia o resolución del contrato deberán ser resueltos por éstas en Trato Directo dentro de un plazo de cinco (5) días hábiles contados a partir del momento en que una parte comunique a la otra, por escrito, la existencia de un conflicto o controversia (el "Plazo de Trato Directo").

El Plazo de Trato Directo podrá ser ampliado por cinco (5) días hábiles a fin de resolver sus discrepancias sin necesidad de recurrir a instancias superiores u otras instancias.

En el caso que las Partes, dentro del Plazo del Trato Directo, no resolvieran el conflicto o controversia suscitado deberán someter sus diferencias a arbitraje de derecho de acuerdo con lo pactado en el punto 2 de la presente cláusula.

2. El arbitraje estará a cargo de un arbitro, designado de común acuerdo por las Partes cuyo laudo será inapelable. El arbitraje será de derecho.

El arbitraje se realizará conforme al Reglamento de Arbitraje Nacional del Centro de Conciliación, Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

En defecto de acuerdo de las partes respecto de la designación del árbitro único, dentro de un plazo de (5) cinco días hábiles de recibida por una Parte la solicitud de la otra en el tal sentido, se constituirá un Tribunal Arbitral, de acuerdo al siguiente procedimiento:

a) El procedimiento arbitral será realizado por un Tribunal Arbitral conformado por tres miembros cuyo laudo será inapelable. El arbitraje será de derecho.

b) Cada una de las Partes designará un árbitro y los árbitros nombrados designarán, a su vez, a un tercer árbitro. En caso que una de las partes demore más de quince días hábiles, desde que haya sido requerida por escrito por la otra Parte para la designación del árbitro que le corresponde designar, éste será designado por el Centro de Conciliación y Arbitraje Nacional e

Internacional de la Cámara de Comercio de Lima, eligiéndolo de entre las personas que integran la relación de árbitros que dicha entidad tiene establecida. En este caso, se entenderá que la parte que no cumplió ha renunciado a su derecho a designar al árbitro que le corresponde.

c) El procedimiento, el plazo del arbitraje y demás disposiciones que sean necesarias para su ejecución, serán las establecidas en el Reglamento de Arbitraje Nacional del Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

d) En todo lo no previsto, así como en el caso que resulte desactivado el mencionado Centro de Arbitraje y Conciliación Nacional e Internacional de la Cámara de Comercio de Lima, se aplicarán las normas de la Ley General de Arbitraje, Ley No. 26572 o las disposiciones de aquella ley o norma que la sustituya.

DECIMA SEXTA.- COMPETENCIA

Las partes se someten expresamente a la competencia de los jueces y tribunales del distrito Judicial de Lima, para la ejecución forzada de las decisiones arbitrales adoptadas por el árbitro único o el Tribunal Arbitral que se constituya de acuerdo a la Cláusula precedente.

Se firman dos originales de igual tenor, en Lima a los __________ (___) días del mes de diciembre del año dos mil.

------------------ ------------------

CAVALI ICLV **EL EMISOR**

ш En caso se tratará de valores emitidos por una sociedad extranjera donde la legislación de su país señale que los valores se representan mediante títulos físicos, para efectos del presente Contrato se entenderá que el valor está anotado en cuenta.

ANEXO I-A

VALORES DE RENTA VARIABLE

I.- LOS VALORES

EL EMISOR es una entidad que, de acuerdo a la escritura pública de fecha 17 de noviembre de 2000, otorgada ante el Notario Público de Lima, Doctor Jaime Murguía Cavero, e inscrita en la Partida Nº 11236211 del Registro de Personas Jurídicas de Lima, tiene un capital social ascendente a la suma de S/. 1,000.00 (Mil y 00/100 Nuevos Soles), representado por 1000 acciones de un valor nominal de S/. 1.00 (Un y 00/100 Nuevo Sol) cada una íntegramente suscritas y totalmente pagadas, las cuales se representan por medio de certificado de acciones (en adelante LOS VALORES).

En el caso que parte de la emisión esté representado por títulos físicos, de acuerdo a lo dispuesto en el artículo 218 de la LEY es obligatorio que para su negociación los mismos se registren previamente en una institución de compensación y liquidación de valores, como es el caso de CAVALI, para ser representadas mediante anotación en cuenta.

En ese sentido, **EL EMISOR** declara conocer que para la negociación de LOS VALORES, éstos deberán ser desmaterializados previamente, para cuyo efecto, **EL EMISOR** se somete a los términos y condiciones del *procedimiento de desmaterialización* de valores detallado en el Sub Anexo I-A, que debidamente firmado por ambas partes forma parte integrante del presente documento.

II.- VIGENCIA

1. **En caso los valores se encuentren listados en Rueda de Bolsa de la Bolsa de Valores con anterioridad al 1 de mayo de 1997 es de aplicación lo siguiente:**

   a) A partir del 1 de Mayo de 1997, CAVALI asumió las funciones que tenía la Caja de Valores y Liquidaciones de la Bolsa de Valores de Lima, entre las que se encuentran prestar el servicio de registro de valores representados por anotación en cuenta, en aplicación a lo dispuesto por la Novena Disposición Transitoria de la LEY, razón por la cual a partir de dicha fecha **EL EMISOR** solicito los servicios de **CAVALI**.

En función de lo expuesto y en virtud del presente documento, **CAVALI** y **EL EMISOR** reconocen la relación contractual existente entre dichas instituciones desde el 1 de mayo de 1997 a la fecha de suscripción del contrato de servicios del cual forma parte el presente Anexo.

b) El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

2. En caso LOS VALORES esten en trámite de inscripción en Rueda de Bolsa de la Bolsa de Valores es de aplicación lo siguiente:

El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha en que la Bolsa de Valores informe a CAVALI que LOS VALORES han sido listados en Rueda de Bolsa, pactándose su vigencia por un plazo indefinido.

3.- En caso que LOS VALORES no se listen en la Rueda de la Bolsa de Valores es de aplicación lo siguiente:
El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

III.- TRANSFERENCIA DE LOS DATOS CONTENIDOS EN LA MATRÍCULA

3.1 EN CASO EXISTAN AFECTACIONES REGISTRADAS EN LA MATRÍCULA DE ACCIONES DEL EMISOR

EL EMISOR se obliga a informar a **CAVALI**, por escrito y medio magnético, según corresponda, sobre la constitución de derechos y gravámenes que afecten a LOS VALORES, que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se encuentren anotados en la matrícula de acciones llevada por **EL EMISOR**, a fin que **CAVALI** los inscriba en el registro contable, conforme al artículo 217 de la LEY.

En ese sentido, **EL EMISOR** entrega, a la suscripción de este documento, la relación de los derechos y gravámenes que recaen sobre LOS VALORES, que se detallan en el Sub Anexo I-B que firmado por ambas partes forma parte integrante del presente documento, así como copia legalizada de la documentación sustentatoria.

EL EMISOR se responsabiliza de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en su matrícula, y los documentos que presenta al a suscripción de este documento, así como que la constitución de los derechos y gravámenes que se detallan en el Sub Anexo I-B, han sido de acuerdo a las normas de la materia.

En el supuesto que **CAVALI** se viese obligada a asumir alguna responsabilidad o pago de carácter económico por cualquier causa derivada de la inscripción de los derechos y gravámenes que se detallan en el Sub Anexo I-B, **EL EMISOR** se obliga a sumir íntegramente tal reparación o pago, lo cual incluirá los gastos legales, judiciales o extrajudiciales en los que **CAVALI** pudiese haber incurrido.

EL EMISOR declara conocer que **CAVALI** no tiene responsabilidad alguna frente al acreedor o deudor prendario derivada de la constitución, ampliación o levantamiento de prendas conforme al este Contrato, debiendo informárselos a los mismos por escrito.

Sin perjuicio de lo señalado precedentemente, **EL EMISOR** de acuerdo al literal e) del artículo 39 del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación sustentatoria.

3.2 EN CASO NO EXISTAN AFECTACIONES REGISTRADOS EN LA MATRÍCULA DE ACCIONES DE EL EMISOR

EL EMISOR declara que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta, no se encuentran anotados en su matrícula de acciones, la constitución de derechos y gravámenes que afecten a LAS ACCIONES, responsabilizándose de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en dicha matrícula.

Sin perjuicio de lo señalado anteriormente, **EL EMISOR** de acuerdo al literal e) del artículo 39° del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación sustentatoria.

SUB ANEXO I-A

DESMATERIALIZACION DE VALORES

Desmaterialización es el proceso mediante el cual se cambia la representación de una emisión, serie o emisión de valores de títulos a anotaciones en cuenta, requiriéndose para ello el acuerdo de **EL EMISOR** o la solicitud del titular cuando dicha transformación sea necesaria para la negociación del valor en un mecanismo centralizado.

El procedimiento que se detalla a continuación se encuentra en orden de participación y en forma agrupada de acuerdo a las actividades que realizará cada participante:

a) **Titular**

- Solicita o da su aceptación al participante para la desmaterialización del título de su propiedad.

b) **Participante**

i. Registra la intención de su cliente de desmaterializar el título, mediante el ingreso de los datos del mismo en el sistema de **CAVALI**, en un archivo que tendrá la categoría de temporal (no ingresa saldos del valor en la cuenta del titular), asignando el sistema a cada título ingresado un numero de registro en forma automática.

ii. A fin que **EL EMISOR** certifique el registro realizado, el participante podrá:

iii. Remitir el título a **CAVALI** como máximo hasta las 17:30 horas del día siguiente de realizado el registro. En caso contrario **CAVALI** procederá a eliminar dicho registro del sistema.

iv. Remitir el título directamente al emisor dentro de las 24 horas siguientes de realizado el registro y solicitarle su conformidad.

v. Asimismo, deberá registrar en el sistema de **CAVALI** la modalidad escogida, a fin de informar sobre la forma de envío tanto a **CAVALI** como al emisor.

c) **CAVALI**

- Recibe los títulos enviados por los distintos participantes diariamente hasta las 17:30 horas y verifica los datos de los mismos con el registro realizado en el sistema.

- Remite al emisor diariamente los títulos recibidos, consignando en los mismo la expresión “inhabilitado” y solicita la respectiva confirmación de los registros realizados.
- Los certificados que lleguen hasta las 12:00 horas se enviaran a la emisora el mismo día.
- Los certificados que ingresen hasta las 17:30 horas se enviaran a la emisora al día siguiente.

d) **Emisor**

Si **EL EMISOR** cuenta con el sistema CAVALI EMISORAS :

- Recibe en tiempo real a través del sistema, los registros de las intenciones de desmaterialización.
- Espera recibir los títulos de los Participantes o de **CAVALI**.
- A partir del 1 de agosto de 1999 **EL EMISOR** dispone de tres días desde la recepción del título para evaluar los títulos recibidos, registrando en el sistema CAVALI EMISORAS su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta[1], y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para efectos del cambio de la forma de representación de valores a anotaciones en cuenta, **EL EMISOR** debe confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y anotación en el registro de **EL EMISOR** que el valor se encuentra inscrito en **CAVALI**.

[1] En caso se trate de valores sobre los cuales recae algún tipo de afectación (prendas, embargos o derecho de usufructo) **EL EMISOR** debe remitir a **CAVALI** copia notarialmente legalizada de la parte pertinente de la matricula de acciones, así como copia notarialmente legalizada del documento que sustente tal afectación (contrato de prenda, comunicación del titular, Oficio o Resolución que ordene el embargo).

Si **EL EMISOR** no cuenta con el sistema CAVALI EMISORAS :

- Recibe la carta solicitud de conformidad de desmaterialización de los participantes o de **CAVALI** con los títulos respectivos.
- Dispone de tres días desde la recepción del título para evaluar los títulos recibidos, comunicando en el formato correspondiente su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta, y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para los efectos del cambio de la forma de representación de valores a anotaciones en cuenta, los emisores deben confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y eliminación del titular en el registro **EL EMISOR**.

En caso **EL EMISOR** preste su conformidad sobre la validez del título por escrito o a través del servicio CAVALI EMISORES y en caso LOS VALORES se encuentren afectados, **EL EMISOR** deberá informar a **CAVALI**, sobre la constitución de derechos y gravámenes que afecten a dicho titulo. En este sentido, la emisora adjuntará copias notarialmente legalizadas de los respectivos contratos de constitución de gravámenes y los documentos sustentarios de los embargos, así como copia de la parte pertinente de la matrícula en la cual consten dichas afectaciones.

Asimismo, **EL EMISOR** asume la responsabilidad ante **CAVALI** por cualquier reclamo o denuncia que pudiera ser interpuesta contra **CAVALI** por terceros, en caso que la información y/o documentación remitida sobre la base de su conformidad o rechazo no sea exacta.

e) **CAVALI**

Cuando la conformidad o rechazo de la desmaterialización sea remitida por escrito (presentada en mesa de partes o vía fax), **CAVALI,** registrará en el sistema la instrucción comunicada por **EL EMISOR**, y procederá e remitir a **EL EMISOR**, de ser el caso, el informe de desmaterializaciones

registradas, el cual servirá de base para que **EL EMISOR** procederá a anular los títulos.

f) **Participante**

- Visualiza la conformidad o el rechazo de su solicitud en el sistema en tanto este haya sido registrado.

Del Registro

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, de la conformidad con la desmaterialización de los títulos, significará la desmaterialización del título y el ingreso del valor en la cuenta del titular.

Para todo efecto, la fecha de ingreso del valor en la cuenta del titular en **CAVALI**, será la fecha de registro de la conformidad, considerándose el valor como representado mediante títulos hasta que dicha conformidad no se registre.

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, del rechazo de la solicitud y el motivo del rechazo, implicará la eliminación del registro realizado en el archivo temporal.

SUB ANEXO I-B

GRAVAMENES, EMBARGOS Y OTRAS AFECTACIONES ANOTADAS EN LA MATRICULA DE ACCIONES LLEVADA POR EL EMISOR

TITULAR	PRENDA, EMBARGO, USUFRUCTO Y OTRAS AFECTACIO-NES	ACREEDOR	JUZGADO Y BENEFICIARIO	CANTIDAD DE VALORES AFECTADOS	INCLUYE BENEFICIOS SI/NO (DETALLE)

ANEXO II

ACTOS SOCIETARIOS QUE AFECTEN A LOS VALORES INSCRITOS EN EL REGISTRO CONTABLE Y REGISTRO DE SITUACIONES EXTRAORDINARIAS

I.- FUSIÓN, ESCISIÓN U OTRAS FORMAS DE REORGANIZACIÓN SOCIETARIA, UNIFICACIÓN DE SERIES Y REDUCCIÓN O AUMENTO DE CAPITAL, DE LOS VALORES INSCRITOS EN LOS REGISTROS DE CAVALI ICLV S.A.

Objetivo : Realizar los procesos corporativos de Fusión, Escisión u otras formas de reorganización societaria, Unificación de series y Reducción o Aumento de capital, de los valores inscritos en los registros de **CAVALI**.

1. **EL EMISOR**, debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso. Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para los procesos y el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. En los días previos a la fecha de canje **EL EMISOR** podrá solicitar la información que requiera para la conciliación de los registros.

4. A la fecha de canje **CAVALI** procede a realizar la actualización de los saldos con la información enviada por **EL EMISOR** y enviará a la misma la siguiente documentación, la que será confirmada o señalarán observaciones, al termino del plazo de 24 horas:

Proceso	**Listado**	**Código**
Fusión de Empresas	Fusión de Valores – Definitivo	CV0810R
Escisión	Escisión de Valores – Definitivo	CV3115R3
Cambio de Valor Nominal	Cambio de Valor Nominal - Total acciones por titular	CV1410R
Reducción de Capital	Fusión de Valores – Definitivo	CV0810R

II.- REPARTO DE BENEFICIOS EN ACCIONES

Objetivo :Registrar los derechos en acciones correspondientes a valores representados por anotación en cuenta en **CAVALI** por encargo de las emisoras.

1. **EL EMISOR** debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso.

Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el proceso, asimismo, el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. Al día siguiente **CAVALI** enviará a **EL EMISOR** la documentación correspondiente a la Fecha de Registro la misma que detallamos a continuación:

Listados	**Código**
Cálculo de Stock al último día de negociación con derecho	CV1610R
Cálculo de Stock al último día de negociación con derecho por participante	CV1605R
Informe de transferencia de inicio del mes hasta el último día de negociación con derecho	CV0505R
Operaciones de reporte culminadas desde el inicio del mes hasta el último día de negociación con derecho	CV0577R
Comitentes Reportados Reportantes **CAVALI**	OE1303R
Comitentes Reportados Reportantes Físicos	OE1307R
Informe de Bloqueos por Valor Acreedor.	CV1030R

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales, el tratamiento a seguir en el caso de que resulten fracciones de acciones correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

   EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

5. Luego de la Conciliación de los saldos entre **EL EMISOR** y **CAVALI**, esta ultima enviara a **EL EMISOR** el reparto preliminar

Listado	**Código**
Reparto de beneficios en acciones – Preliminar por titular	CV0410R

EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

6. Luego de confirmado el reparto preliminar por parte de **EL EMISOR**, **CAVALI** procesará el reparto definitivo a la fecha correspondiente y remitirá a **EL EMISOR** el siguiente listado para su debido control:

Listado	**Código**
Reparto de beneficios en acciones –	CV0410R

Definitivo por titular	

III.- CAMBIO DE REPRESENTACIÓN DE ANOTACIONES EN CUENTA A TÍTULOS FÍSICOS

Objetivo :Cambiar la forma de representación de los valores representados mediante anotación en cuenta a títulos físicos.

1. Existen dos supuestos para proceder con el procedimiento:

- Al ser informado **CAVALI** sobre el deslistado de LOS VALORES de la Bolsa de Valores, en aplicación de lo dispuesto en el artículo 45 del Reglamento, solicita a **EL EMISOR** confirme por escrito si los valores inscritos en el registro contable de **CAVALI**, también serán retirados.

- En el caso que los valores sean retirados de **CAVALI** a solicitud de **EL EMISOR**, se procederá con la exclusión a partir de la fecha de recepción de la comunicación que indica la carta.

2. **CAVALI** recibe la comunicación de **EL EMISOR** hasta la 17:15 p.m. del día, la misma que debe contar con los siguientes datos:
- Valor
- No. de acciones
- Fecha de Retiro
- Firma de la persona autorizada.

3. **CAVALI** verifica en el sistema, que los titulares tenga saldo disponible.
4. Retira del registro contable los valores de cada una de las cuentas de los titulares señalados en la solicitud.
5. Procede a enviar a **EL EMISOR** una comunicación con la información de los valores retirados del registro contable, así como un informe sobre los valores que se encontraban afectados.
6.- **EL EMISOR** recibe la información, la procesa y emite los correspondientes títulos.

IV.- SITUACIONES EXTRAORDINARIAS

Objetivo : Realizar, por encargo de **EL EMISOR**, el Proceso de Oferta Publica de Intercambio de Acciones.

Descripción *:*
CAVALI realiza las coordinaciones con las Entidades que intervienen en el proceso.

Coordinaciones Externas.- **CAVALI** hará las coordinaciones con las siguientes entidades:

- Coordinaciones con **EL EMISOR**.

- Coordinaciones con el Oferente.
- Coordinaciones con las Sociedades Agentes de Bolsa participantes.
- Coordinaciones con la Bolsa de Valores: Dirección de Mercados y Estudios Económicos.

El titular recibe la información relativa a la Oferta Publica de Intercambio, acepta las condiciones e informa a la Sociedad Agente de Bolsa su voluntad de participar en la misma.

El participante recibe la información y procede a realizar el traspaso de las acciones que se encuentran registradas por medio del Sistema por Anotación en Cuenta, a la Cuenta Custodio Especial, creada para este efecto. Asimismo, procede a llenar la carta de aceptación del titular, en la cual se debe consignar los datos solicitados por **EL EMISOR**, así como, de ser el caso el N° del traspaso antes mencionado.

Luego, el participante envía la información a **CAVALI**, adjuntando, de ser el caso, los títulos físicos.

Cabe señalar que, si la Carta de Aceptación tiene alguna falta no será recibida por **CAVALI**.

INICIO DE LA OFERTA

CAVALI entrega a los participantes Bursátiles el listado de sus accionistas registrados en sus respectivas cuentas matrices.

Recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información se encuentra debidamente consignada, procesará la información de la siguiente manera:

- *Acciones representadas por medio de Anotación en Cuenta.-* **CAVALI** recibirá las Cartas de Aceptación y procederá a confirmar el traspaso de las acciones en la cuenta especial, teniendo en cuenta los datos que aparecen en la pantalla, los cuales deben coincidir correctamente con los de la Carta.

- *Acciones representadas por medio de Títulos Físicos.-* **CAVALI** recibirá la información registrando los Títulos Físicos en el sistema bajo le código del titular consignado en la Carta de Aceptación. Este menú de Registros O.P.I. para Títulos Físicos consistencia si el título físico tiene alguna limitación para su negociación, llámese embargos, reporte o algún otro gravamen.

- *Las Acciones comprometidas en Operaciones de Reporte.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

- *Las Acciones con limitaciones para su negociación.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

Luego procede al sellado de las Cartas de Aceptación y todas sus copias en señal de conformidad.

CAVALI recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información no se encuentra debidamente consignada, procederá a devolver la información al Participante, haciéndole saber cual es el punto que deben corregir.

Al cierre del día **CAVALI** envía las cartas que corresponden a la Bolsa de Valores (Dirección de Mercados) adjuntando, a las mismas, los listados y el diskette, si fuera el caso, con la información recepcionada durante el día.

Asimismo, **CAVALI** remite la información en forma de listados al Emisor.

El Asistente en **CAVALI** *ordena la información en orden de Sociedad* Agente de Bolsa y en orden de fecha de recepción. Esta información debe estar separada en dos archivos diferentes, Físico y **CAVALI**, para permitir al operador del Area de Liquidaciones, liquidar las operaciones de adjudicación en forma correcta y ordenada.

DPTO. DE OPERACIONES DE MERCADEO

Durante los 4 últimos días de la Oferta el Operador de Compensación y Liquidación recibe la solicitud, de los Participantes, de retirar de la compensación operaciones con el fin da participar de la oferta. Se liquidan valores y se compensan fondos, dando disponibilidad a los compradores.

ULTIMO DÍA DE LA OFERTA

En el Departamento de Operaciones de Mercadeo, se realizan los traspasos de las acciones registradas en **CAVALI** y que pertenecían a Operaciones de Reporte, a la Cuenta Custodio Especial, luego de cumplir con las condiciones informadas a los participantes. Asimismo realiza el registro de los Títulos Físicos que se encontraban en operaciones de Reporte y han cumplido con las condiciones

CAVALI, luego de cerrar el ingreso de información diaria, procesará la información contenida en sus registros los cuales arrojarán los listados que serán entregados a Dirección de Mercados en la Bolsa de Valores, para su revisión.

ANEXO III

REPARTO DE DIVIDENDOS EN EFECTIVO, INTERESES, AMORTIZACION Y REDENCION DEL PRINCIPAL

Fecha de Corte, Registro y Entrega.-

Fecha de corte.- Ultimo día de negociación con derecho a suscripción de nuevos valores o algún otro derecho o beneficio a que se refiere la fecha de registro.

Fecha de Registro.- Fecha establecida por **EL EMISOR** para determinar a los titulares de los derechos o beneficios previamente acordados a ser entregados. No se aplica a Valores de Renta Fija.

Fecha de Entrega.- Fecha fijada por **EL EMISOR** como la fecha a partir de la cual pondrá a disposición de los titulares de las acciones, el derecho de suscripción de nuevos valores o algún otro derecho, Interés o beneficio previamente acordado.

Fecha de Vencimiento.- Fecha establecida por **EL EMISOR** para efectos del cálculo del interés y/o amortización a entregar.

I.- REPARTO DE BENEFICIOS EN EFECTIVO Y/O ENTREGA DE INTERESES EN EFECTIVO

Objetivo :Realizar la entrega de los Beneficios en Efectivo o de Intereses, según lo acordado por **EL EMISOR**, de acuerdo a lo previsto en la Resolución Conasev Nº 145-98-EF/94.10 y en la Resolución Nº 031-99-EF/94.10

Confirmación de saldos

1. Tratándose de dividendos, **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el reparto del beneficio en efectivo, asimismo, el criterio de redondeo y el lugar de pago, al término de las 24 horas de haber recibido la carta de factor remitida por **CAVALI**.

2. Tratándose de intereses, **EL EMISOR** comunica a **CAVALI** oportunamente la tasa a utilizar para el pago de intereses correspondiente a cada titular.

3. Tratándose de intereses y dividendos, para efectos de la conciliación de LOS VALORES anotados en los registros de **CAVALI, EL EMISOR** por escrito confirmará los saldos o, de ser el caso, informará a **CAVALI** sobre las diferencias existentes con respecto a dichos saldos.

Dicha comunicación, para el caso de dividendos, deberá ser remitida a **CAVALI**, como máximo cinco (5) días útiles antes de la fecha de entrega. Tratándose de intereses dicha comunicación deberá ser remitida a más tardar un día antes de la fecha de pago.

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales vigentes, el tratamiento a seguir en el caso de que resulten remanentes correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

Confirmación de Reparto

En caso, **EL EMISOR** opte por entregar los dividendos o intereses a través de **CAVALI** y luego de conciliar los registros, **EL EMISOR** recibirá la información acerca del reparto preliminar, la misma que será confirmada al termino de dos días útiles antes de la fecha de pago de los dividendos o un día antes del pago de intereses, según se trate.

5. Luego de confirmado el reparto preliminar por parte de **EL EMISOR,** en el día **CAVALI**, a fin hacer efectivo el pago de los intereses o dividendos según corresponda, le comunicará el monto a ser depositado en una determinada cuenta bancaria.

   Los Fondos correspondientes deben ser depositados de la siguiente manera:

   - Transferencia Interbancaria.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque del mismo Banco.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque de otro Banco.- Con 48 horas de anticipación.
   - En Efectivo o transferencia dentro de un mismo Banco.- con 24 horas de anticipación.

Toda demora en la entrega de fondos disponibles por parte de **EL EMISOR**, que retrase la entrega, es inmediatamente comunicada al mercado a través de una Circular a Participantes.

Asimismo, **CAVALI** devolverá a **EL EMISOR** los Cheques que al término de treinta días útiles no hallan sido recogidos y/o que sean devueltos por los participantes. Dicha comunicación será remitida en copia al representante de los obligacionistas de las emisiones o series, de ser el caso.

ANEXO IV

CAVALI EMISORAS

PRIMERA.- SERVICIO CAVALI EMISORAS

Las partes acuerdan que para la prestación del servicio denominado CAVALI EMISORAS, **CAVALI** conectará a **EL EMISOR**, a su computador central, a fin que este último acceda a través de terminarles a las opciones previstas en el Sub Anexo IV-A. La información a la que se tendrá acceso es sólo respecto de LOS VALORES.

Para tal efecto, **CAVALI** pondrá un conector en su computador central, a disposición de **EL EMISOR**, a través del cual éste podrá enlazarse a fin de acceder al servicio CAVALI EMISORAS en forma remota.

SEGUNDA.- ACCESO REMOTO

EL EMISOR es responsable de procurar, a su costo, el equipamiento e infraestructura de comunicaciones, lo cual incluye la respectiva licencia de uso de Sotfware emulador denominado "Reflection and Express Software", y lo que fuere necesario para el acceso al computador central de **CAVALI**, así como el mantenimiento y otros requerimientos para el adecuado funcionamiento del terminal.

Los requerimientos de equipamiento están descritos en el Sub Anexo IV-B (Equipamiento) que forma parte integrante del presente Contrato.

CAVALI, luego de instalado el servicio, capacitará a las personas que determine el departamento de valores de **EL EMISOR** mediante documento en comunicación de fecha cierta dirigida a la Gerencia de Operaciones. Cualquier capacitación adicional, será remunerada por **EL EMISOR**, de acuerdo al precio que pacten las partes, por escrito.

TERCERA.- CLAVES DE ACCESO

CAVALI entregará oportunamente con la debida reserva, las claves de acceso asignadas para poder acceder a CAVALI EMISORAS, tales como password y nombres de usuario, a las personas autorizadas por **EL EMISOR**, señaladas en el Anexo VI del Contrato.

Siendo el caso que el acceso al computador central de **CAVALI**, es para uso exclusivo de **EL EMISOR**, éste es responsable del correcto uso, custodia, seguridad, manejo y confidencialidad de sus claves de acceso.

En consecuencia, toda acción realizada haciendo uso de dicha clave de acceso, sin importar si es o no persona autorizada por **EL EMISOR**, será considerada sin excepción, como un acto realizado por **EL EMISOR**, siendo de su exclusiva responsabilidad las consecuencias que de ello se deriven.

El EMISOR es responsable exclusivo de la utilización de la información a la que tenga acceso a través y como consecuencia de su acceso a CAVALI EMISORAS. Es en especial, responsable de cualquier efecto derivado de actos y decisiones que realice o tome sobre la base de información recibida a través de dicho acceso.

El EMISOR deberá modificar periódicamente las claves de acceso desde sus propios equipos, en cualquier momento siendo de total responsabilidad de **EL EMISOR**, los daños y perjuicios propios y/o a terceros, que la inobservancia de esta obligación pudiera originar. Sin perjuicio de lo antes señalado, **EL EMISOR** podrá solicitar por escrito a **CAVALI**, con 24 horas de anticipación la modificación de sus claves de acceso, si ésta no pudiera realizarse desde sus propios equipos.

CUARTA.- INTANGIBILIDAD DE CAVALI EMISORAS

EL EMISOR declara conocer que el software CAVALI EMISORAS, no es de su propiedad, por lo que garantiza que no divulgará, distribuirá, traducirá, adaptará, reproducirá, alterará, modificará o variará, dicho software, siendo responsable frente al autor de la misma, por cualquier incumplimiento.

QUINTA.- RETRIBUCIÓN

Las partes acuerdan que, **EL EMISOR** pagará a **CAVALI**, durante los primeros quince (15) días calendarios posteriores a la emisión de la correspondiente factura, la retribución que oportunamente apruebe CONASEV por la prestación del servicio CAVALI EMISORAS. Dicha retribución se devengará desde la fecha en que **CAVALI** informe por escrito a **EL EMISOR** que el mismo se encuentra apto para el uso del servicio, documento que deberá ser insertado al presente documento formando parte integrante del mismo.

Al importe de la referida retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**.

Sub-Anexo IV-A

OPCIONES DEL SISTEMA CAVALI EMISORES

1. **Informes de Transferencia**

   a) Información de Transferencia de Operaciones Rueda/Reporte
   b) Información de Transferencia de Operaciones Renta Fija
   c) Información de Datos de Operaciones Rueda/Reporte
   d) Información de Datos de Operaciones Renta Fija
   e) Informe de Transferencia de Operaciones Modificadas Renta Fija
   f) Informe de Transferencia de Operaciones Culminadas Reporte
   g) Informe Mensual para SUNAT
   h) Archivo de Intercambio Operaciones Rueda/Reporte
   i) Archivo de Intercambio Datos Personales de Operaciones de Rueda/Reporte
   j) Otros item's asociados :
      - Archivo de intercambio de Datos Personales de Operaciones de Renta Fija
      - Archivo de intercambio de Operaciones Modificadas Rueda/Reporte
      - Archivo de intercambio de Operaciones Modificadas Renta Fija
      - Archivo de intercambio Mensual SUNAT
      - Listado de Operaciones de CPT-B A CPT-C
      - Archivo de intercambio de CPT-B A CPT-C

2. **Consultas**

   a) Movimientos y Saldos por Titular (fechas)
   b) Datos de titulares y operaciones
   c) Operaciones Liquidadas
   d) Administración de Listados

3. **Relación de Titulares y Saldos en Caja**

   a) Listado de titulares y saldos CAVALI
   b) Listado de Stock Mensuales
   c) Archivo Intercambio de Titulares y Saldos CAVALI
   d) Archivo de Intercambio Stock Mensuales

4. **Procesos de Beneficios (LIB/DIV)**

   a) Listado de Beneficios en acciones
   b) Listado de Beneficios en efectivo
   c) Archivo Intercambio de beneficios en acciones
   d) Archivo Intercambio de Beneficios en efectivo

5. **Procesos Especiales**

a) Listado de fusión de valor
b) Listado de Cambio de Valor Nominal de Valores
c) Listado de exclusiones de Valores
d) Listado de Escisión de Valores
e) Archivo de Intercambio de fusiones
f) Archivo de Intercambio de Cambio de Valor Nominal
g) Archivo de Intercambio de Exclusión de Valor
h) Archivo de Intercambio de Escisión de Valores

6. Anotación en Cuenta Voluntaria

a) Registro Confirmación y Consulta de Anotación en Cuenta Voluntaria
b) Listado de Anotaciones en cuenta
c) Archivo de intercambio de anotaciones en cuenta

7. Reversión de Anotación

a) Consulta de reversión de Anotación en Cuenta Voluntaria
b) Listado de Reversión de Valor
c) Archivo de Intercambio de Extrabursátiles

8. Transferencias Extrabursátiles

a) Listados de Extrabursátiles
b) Archivo de Intercambio de Extrabursátiles

9. Transferencias Fuera de Bolsa

a) Listado de Operaciones fuera de Bolsa
b) Archivo de intercambio de operaciones fuera de bolsa

10. Títulos/Acciones Bloqueadas

a) Consulta de títulos físicos bloqueados
b) Consulta de bloqueo de acciones desmaterializadas
c) Listado de títulos bloqueados
d) Archivo de intercambio de títulos bloqueados
e) Listado de acciones desmaterializadas bloqueadas
f) Archivo de intercambio de acciones desmaterializadas bloqueadas

11. **Utilitarios**
    a) Mail
    b) Cambio de password
    c) Administrador, Directorio, otros
    d) Transferencia Masiva de Archivos
    e) Administrador de Parámetros

12. **Fin de Sesión**

Sub- Anexo IV-B

EQUIPAMIENTO

REQUERIMIENTOS TECNICOS MINIMOS PARA LA IMPLEMENTACION DEL SISTEMA CAVALI	
REQUERIMIENTOS	**OBSERVACIONES**
PC 486 o posterior	
8 MB de memoria RAM	
Monitor a color VGA o posterior	
Windows 3.11 ó 95	SUPER VGA
Tarjeta de Red de 16 bit o 32 bit con sus respectivos drivers de fabricación.	
Linea Telefónica dedicada o conmutada (Se sugiere dedicada)	
50 MB de espacio libre en el disco duro	
Impresora paralela	

ANEXO V

RETRIBUCIONES

EL EMISOR pagará a CAVALI una remuneración de acuerdo a lo siguiente[2]:

No	Concepto	Monto
1.-	Inscripción de valores en el registro contable a solicitud del emisor	US$ 75.00
2.-	Registro de valores en el registro contable	US$ 0.80
3.-	Mantenimiento del valor e información a emisores a)Renta variable b)Instrumentos de deuda	 US$ 60.00* US$0.001%**

[2] Resolución CONASEV N°019-2000-EF/94.10

* Por emisión o clase

** Sobre el monto colocado con un mínimo de US$ 60.00 y un máximo de US$ 250.00

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo previsto en el literal j) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de vuestra institución, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. (en adelante, la "Sociedad") en vuestro registro de valores, cumplimos con alcanzarles la relación de accionistas que representan una participación superior al cinco por ciento del capital social, de los directores y de la plana gerencial de la Sociedad; asi como de las personas jurídicas integrantes de nuestro grupo económico.

1. Accionistas que representan una participación superior al cinco por ciento del capital social

El único accionista con participación mayor al cinco por ciento del capital de la Sociedad es TELEFONICA DEL PERU S.A.A.

2. Directorio de la Sociedad

Se encuentra conformado por los siguientes miembros:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• Alfonso Bustamante y Bustamante	Director	DNI 30849678
• José Ramón Vela Martínez	Director	DNI 41356876
• José Javier Manzanares Gutiérrez	Director	Carné de extranjería N-87013

3. Plana gerencial de la Sociedad

Se encuentra conformada por las siguientes personas:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• José Javier Manzanares Gutiérrez	Gerente General	Carné de extranjería N-87013

Telefónica

4. **Personas jurídicas integrantes del grupo económico**

El grupo económico al que pertenece la Sociedad se encuentra conformado por las siguientes personas jurídicas:

- Telefónica del Perú S.A.A.
- Telefónica Móviles S.A.C.
- Telefónica Multimedia S.A.C.
- Telefónica Servicios Integrados S.A.C.
- Telefónica Servicios Internet del Perú S.A.C.
- Telefónica Servicios Financieros S.A.C.
- Transporte Urgente de Mensajería S.A.C.
- Telefónica Servicios Comerciales S.A.C.
- Telefónica Soluciones Globales Holding S.A.C.
- Telefónica Servicios Digitales S.A.C.
- Servicios Editoriales del Perú S.A.C.
- Zeleris Perú S.A.C.
- Telefónica Perú Holding S.A.C.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

ANEXO I

LISTADO DE PERSONAS JURÍDICAS QUE CONFORMAN EL GRUPO ECONÓMICO

Razón Social	Inscripción en el RPMV
Telefónica del Perú S.A.A.	X
Telefónica Móviles S.A.C.	
Telefónica Multimedia S.A.C.	
Telefónica Servicios Integrados S.A.C.	
Telefónica Servicios Internet del Perú S.A.C.	
Telefónica Servicios Financieros S.A.C.	
Transporte Urgente de Mensajería S.A.C.	
Telefónica Servicios Comerciales S.A.C.	
Telefónica Soluciones Globales Holding S.A.C.	
Telefónica Servicios Digitales S.A.C.	
Servicios Editoriales del Perú S.A.C.	
Zeleris Perú S.A.C.	
Telefónica Perú Holding S.A.C.	

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA DEL PERÚ S.A.A.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 10001749
3.-	Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.-	Representante legal	: Vela Martinez José Ramón

5.- Accionistas con más del 5% del capital social :

- Telefónica, S.A.
- Telefónica Perú Holding S.A.C.
- Morgan Guaranty Trust of New York (depositario)

6.- Directorio

• Bustamante y Bustamente Alfonso	Presidente del Directorio	D.N.I. N° 30849678
• Viana-Baptista Antonio	Vice Presidente	Pasaporte N° E-009102
• Vela Martinez José Ramón	Director Gerente General	D.N.I. 41356876 E
• Aguirre Nogues Javier	Director titular	Pasaporte N° 9001110
• Benavides de la Quintana Alberto	Director titular	D.N.I. N° 07784590
• Colomer Guiu José Antonio	Director titular	Pasaporte N° 36914446
• Díaz Sánchez Jacinto	Director titular	Pasaporte N° 9201157
• Fournon González-Barcia Fernando	Director titular	Pasaporte N° RNE-VI94998-0
• Graña Miró Quesada José	Director titular	D.N.I. 08266298
• Hernández García Rafael	Director titular	Pasaporte 9801692
• Jalilie Awapara Alfredo	Director titular	D.N.I. 07228265
• Normand Sparks Enrique	Director titular	D.N.I. 08235764
• Piazza Tangüis Walter	Director titular	D.N.I. 07854450
• De la Puente Wiese Gonzalo	Director titular	D.N.I. 08264410
• Rodríguez Mariátegui Proaño Luis	Director titular	D.N.I. 09144124
• Romero Seminario Dionisio	Director titular	D.N.I. 07274369
• Vilarrubi Carrió Carles	Director titular	Pasaporte N° 8002266351

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA MULTIMEDIA S.A.C.**
1.-	CIIU	: 92136
2.-	R.U.C.	: 29000026
3.-	Dirección	: Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima
4.-	Representante legal	: Duncan Cary-Barnard Michael

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamente Alfonso	Director	D.N.I. N° 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Piña López Antonio	Director	Pasaporte N° 9500160
• Vilarrubi Carrió Carles	Director	Pasaporte 8002266351
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612

7.- Gerentes General:

- Duncan Cary-Barnard Michael L.E. N° 10803501

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 30499743
3.-	Dirección	: Av. Camino Real 390 Torre Central Piso 11, San Isidro, Lima
4.-	Representante legal	: Equiza Escudero Jesús

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

8.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Pareja Pallarés Cristina	Director	C.E. N° N-90447

9.- Gerente General:

- Equiza Escudero Jesús C.E. N° N-97536

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA SERVICIOS INTERNET DEL PERÚ S.A.C.**
1.- CIIU	: 64207
2.- R.U.C.	: 30753950
3.- Dirección	: Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima
4.- Representante legal	: Pérez Benítez Germán

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Villalobos Quintana Alfredo	Director	L.E. N° 07706450
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Equiza Escudero Jesús	Director	C.E.N° N-97536

7.- Gerente General:

• Pérez Benítez Germán	C.E. N° N-95692

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS FINANCIEROS S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 33346476
3.-	Dirección	: Los Sauces 374, of. 1002, Torre Roja, San Isidro
4.-	Representante legal	: Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente del Directorio	D.N.I. 08746612
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA MÓVILES S.A.C.**
1.- CIIU	: 64207
2.- R.U.C.	: 42465356
3.- Dirección	: Dean Valdivia 275, San Isidro
4.- Representante legal	: Manzanares Gutiérrez José Javier

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Presidente del Directorio	D.N.I. 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Mendoza Canales Hugo	Director	L.E. 07854771
• Portocarrero Quevedo Oscar	Director	L.E. 08866447

7.- Gerente General:

- Manzanares Gutiérrez José Javier C.E. N° N-87013

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.**

1.- CIIU : 641105

2.- R.U.C. : 38644572

3.- Dirección : Av. Arequipa 4005, Miraflores

4.- Representante legal : Martín Muñoz Francisco

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Mendoza Canales Hugo	Director	D.N.I 07854771
• Manzanares Gutiérrez José Javier	Director	C.E. N° N-87013
• García Vélez José Luis	Director	C.E. N° N-99623
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Martín Muñoz Francisco C.E. N° N-85213

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**

1.- CIIU : 67120

2.- R.U.C. : 46779139

3.- Dirección : Av. Arequipa 1155, Santa Beatriz, Lima

4.- Representante legal : Antúnez de Mayolo Morelli Santiago

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente Ejecutivo	D.N.I. 08746612
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Presidente Ejecutivo:

- Antúnez de Mayolo Morelli Santiago D.N.I. 08746612

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS COMERCIALES S.A.C.**
1.-	CIIU	: 74996
2.-	R.U.C.	: 45994066
3.-	Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.-	Representante legal	: García Vélez José Luis

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

- No ha sido designado

7.- Gerente General:

- García Vélez José Luis C.E. N° N-99623

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **SERVICIOS EDITORIALES DEL PERÚ S.A.C.**
1.-	CIIU	: 22156
2.-	R.U.C.	: 47535557
3.-	Dirección	: Humberto Torres Matos N° 145, Magdalena.
4.-	Representante legal	: Tomatis Chiappe Bruno

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Director	D.N.I. 30849678
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Meier Cornejo Ludwig	Director	L.E. 07856491
• Maroto Sanz Joaquin	Director	C.E. N° N-101347
• Piña López Antonio	Director	Pasaporte N° 9500160
• Duncan Cary-Barnard Michael	Director	L.E. N° 10803501

7.- Gerente General:

- Tomatis Chiappe Bruno D.N.I. 0825374

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS DIGITALES S.A.C.**
1.-	CIIU	: 74996
2.-	R.U.C.	: 46834097
3.-	Dirección	: Av. Primavera 653 San Borja, Lima
4.-	Representante legal	: Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.
- Com S.A.

6.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Equiza Escudero Jesús	Director	C.E. N° N-97536
• Schneider Shpilberg Ben	Director	D.N.I. 08219550
• Rodriguez Bustamante Julio Alfredo	Director	L.E. 07933913

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **ZELERIS PERÚ S.A.C.**

1.- CIIU :

2.- R.U.C. :

3.- Dirección :

4.- Representante legal : Hernández Garcia Rafael

5.- Accionistas con más del 5% del capital social :

- Telefónica Soluciones Globales Holding S.A.C.

6.- Directorio

• Hernández Garcia Rafael	Director	Pasaporte N° 9801692
• Mario Mendoza Canales Hugo	Director	D.N.I. 07854771
• Vila Boix Ángel	Director	Pasaporte N° 37371616C

7.- Gerente General:

- No ha sido designado

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA PERÚ HOLDING S.A.C.**
1.-	CIIU	: 749900
2.-	R.U.C.	: 20571900
3.-	Dirección	: Av. Arequipa 1155, piso 8, Santa Beatriz, Lima
4.-	Representante legal	: Normand Sparks Enrique

5.- Accionistas con más del 5% del capital social :

- Telefónica Internacional S.A.

6.- Directorio

• Viana-Baptista Antonio	Director	Pasaporte N° E-009102
• Perea Saénz de Buruaga Juan	Director	Pasaporte N° 504097946
• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Graña Miró Quesada José	Director	D.N.I. 08266298
• De la Puente Wiese Gonzalo	Director	D.N.I. 08264410

7.- Gerente General:

- Normand Sparks Enrique D.N.I. N° 08235764

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo estipulado en el literal l) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA MÓVILES PERU HOLDING S.A.A. en vuestro registro de valores, cumplimos con expresar los principales negocios y proyectos de dicha sociedad e información adicional que puede resultar relevante para los inversionistas.

Cabe destacar que la información contenida en el presente informe ha sido obtenida de los estatutos de la Sociedad y otros documentos internos de la misma.

INFORME SOBRE LOS PRINCIPALES NEGOCIOS DE TELEFÓNICA MÓVILES PERU HOLDING S.A.A.

TELEFÓNICA MÓVILES PERU HOLDING S.A.A., en adelante la Sociedad, es una sociedad anónima abierta dedicada a adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Como parte de su objeto social, pretende acceder a la tenencia de acciones de empresas de telefonía móvil en el Perú, y que pertenezcan al grupo Telefónica.

Finalmente, debemos indicar que a la fecha, no existen dividendos, u otros beneficios pendiente de entrega.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 8: Modelo del valor.

Telefónica

TELEFONICA MOVILES PERU HOLDING S.A.A.

Constituida por escritura pública de 17 de noviembre de 2000 ante el Notario Público doctor Jaime A. Murguia Cavero.
La Sociedad se encuentra inscrita en la partida 11236211 del Registro de Personas Juridicas de la Oficina Registral de Lima y Callao
Domicilio Ciudad de Lima - Duración indeterminada

CAPITAL SOCIAL S/.________________

CERTIFICADO DE ACCION COMUN CLASE "___"

POR ________________ ACCIONES CERTIFICADO N° ______

LIMA, ___ DE ___________ DE _____

TELEFONICA MOVILES PERU HOLDING S.A.A.

RECONOCE A FAVOR DE

LA PROPIEDAD DE

ACCIONES COMUNES DE LA CLASE "___" VALOR NOMINAL S/. ____
CADA UNA, INTEGRAMENTE SUSCRITAS Y TOTALMENTE PAGADAS

PRESIDENTE DEL DIRECTORIO

GERENTE GENERAL

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

DECLARACIÓN JURADA

Lima, 28 de noviembre de 2000

Señores
CAVALI I.C.L.V.S.A.
Presente.-

Estimado señores:

Actualmente Telefónica Móviles Perú Holding S.A.A se encuentra tramitando la suscripción del Contrato de Servicios de Inscripción de Valores con Cavali I.C.L.V. S.A., a efectos de listar las acciones de la sociedad en la Bolsa de Valores de Lima.

Por medio de la presente y de conformidad con lo establecido en el Anexo 1-A de dicho contrato, manifestamos que a la fecha de la presente, no se encuentran anotados en la matrícula de acciones de la sociedad la constitución de derechos o gravámenes que afecten las acciones materia del listado.

Sin otro particular,

Javier Manzanares Gutiérrez
Gerente General
Telefónica Móviles Perú Holding S.A.A.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

SUNAT
SUPERINTENDENCIA NACIONAL DE ADMINISTRACION TRIBUTARIA

CLAVE: 562014507

FORMULARIO 2216

COMPROBANTE DE INFORMACION REGISTRADA

LOTE : 106705

FOLIO : 54

A partir del 01/01/2001 su numero de RUC sera: 20500805103 RUC : 50080510

INFORMACION GENERAL

APELL.Y NOMBRES O RAZ.SOCIAL: TELEFONICA MOVILES PERU HOLDING S.A.A.
ESTADO DEL CONTRIBUYENTE : ACTIVO
CATEGORIA : RESTO
FECHA DE INSCRIPCION: 07/12/2000
DEPENDENCIA : 0023-I.R.LIMA-MEPECO
CONDICION DOMICILIO : PENDIENTE
FECHA DE BAJA : -

DATOS DEL CONTRIBUYENTE

TIPO DE CONTRIBUYENTE: 39-SOCIEDAD ANONIMA ABIERTA CARNET PATRONAL IPSS: - LIC.MUNICIPAL: -
NOMBRE COMERCIAL: TEL.MOV.PERU HOLDING SAA NUMERO DE FAX: - TELEFONOS: -
ACT.ECONOMICA PRINCIPAL: 67120-ACTIVIDADES BURSATILES FECHA DE INICIO DE ACTIVIDADES: 15/12/2000
SISTEMA DE EMISION DE COMPROBANTES DE PAGO: MANUAL/COMPUTARIZADO SISTEMA DE CONTABILIDAD: COMPUTARIZADO
ACTIVIDAD DE COMERCIO EXTERIOR: SIN ACTIVIDAD LIBRETA TRIBUTARIA: -
CODIGO DE PROFESION U OFICIO: - -
MONEDA EXTRANJERA: NO DECLARA EN MONEDA EXTRANJERA TIPO MONEDA EXTRANJERA: -

DOMICILIO FISCAL

DEPARTAMENTO: LIMA PROVINCIA: LIMA DISTRITO: LIMA
TIPO Y NOMBRE DE LA ZONA: URB. SANTA BEATRIZ TIPO Y NOMBRE DE LA VIA: AV. AREQUIPA NRO/KM/MZ:1155
INT/DPTO/LOTE: - OTRAS REFERENCIAS: - APARTADO POSTAL: -

DATOS DE LA EMPRESA

FECHA INSCRIPCION RR.PP.:06/12/2000 TOMO/FICHA: 11236211 FOLIO: - ASIENTO: - ORIGEN DE LA ENTIDAD: 1-NACIONAL

REGISTRO DE TRIBUTOS AFECTOS

TRIBUTO	AFECTO DESDE	BENEFICIOS CONVENIO	DESDE	HASTA	BASE LEGAL
IGV - OPER. INT. - CTA. PROPIA	15/12/2000				
RENTA-3RA. CATEGOR.-CTA. PROPIA	15/12/2000				
RENTA - NO DOMIC. - RETENCIONES	15/12/2000				

REPRESENTANTES LEGALES

TIPO Y NUMERO DE DOCUMENTO	APELLIDOS Y NOMBRES	FECHA DE NACIMIENTO	CARGO	FECHA DESDE
CARNET EXT. N-87013	MANZANARES GUTIERREZ JOSE JAVIER	28/07/1958	GERENTE GENERAL	06/12/2000

CONTRIBUYENTE, REPRESENTANTE LEGAL O PERSONA AUTORIZADA FECHA: 07/12/2000 DEPENDENCIA FECHA: 07/12/2000

DECLARO BAJO JURAMENTO QUE LOS DATOS REGISTRADOS EXPRESAN LA VERDAD

S U N A T
INTENDENCIA NACIONAL
División de Remuneración
SECCION REGISTRO
20 07 DIC 2000 2
RECIBIDO
Firma: Hora:

APELLIDOS Y NOMBRES FIRMA TIPO Y NRO. DE DOCUMENTO SELLO Y FIRMA DEL RESPONSABLE

CONASEV RESPONSABLE LEGAL Gerencia de Mercados y Emisores

CONASEV Gerencia de Mercados y Emisores

República del Perú

Resolución Gerencial Nº 003-2001-EF/94.45

Lima, 12 de enero de 2001

VISTOS:

El Expediente N° 2000/00598, así como el Informe N° 003-2001-EF/94.45.2 de fecha 12 de enero de 2001, de la Gerencia de Mercados y Emisores.

CONSIDERANDO:

Que, mediante Escritura Pública de fecha 17 de noviembre de 2000, extendida ante Notario Público de Lima doctor Jaime Alejandro Murguia Cavero, se constituye la empresa TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.;

Que, de acuerdo al artículo 5° del Estatuto Social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., el capital social es de un mil y 00/100 Nuevos Soles (S/.1 000,00) representado por mil (1000) acciones nominativas de un y 00/100 Nuevos Soles (S/. 1,00) cada una, integramente suscritas y pagadas, y que corresponde en su totalidad a las acciones clase "B";

Que, asimismo, conforme al artículo 5° del Estatuto Social TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., el primer aumento de capital social determina la obligación de la sociedad de emitir acciones clases "A-1" y "C";

Que, la Primera Cláusula Adicional del Estatuto Social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., y conforme a lo dispuesto en los artículos 252° de la Ley General de Sociedades, Ley N° 26887, y 26° de la Ley del Mercado de Valores, Decreto Legislativo N° 861, se acuerda inscribir todas las acciones de la sociedad, incluso las acciones clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, mediante escrito remitido con fecha 18 de diciembre de 2000, TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., solicitó a la Bolsa de Valores de Lima la inscripción en el Registro de Valores de la Bolsa de Valores de Lima, y en el Registro Público del Mercado de Valores, de sus acciones representativas del capital social clase "B", así como la inscripción de las acciones clases "A-1" y "C", a emitirse obligatoriamente producto de un primer aumento de capital;

Que, la Bolsa de Valores de Lima, mediante Carta GL-967/00, presentada con fecha 28 de diciembre de 2000, comunicó a CONASEV su decisión de admitir el listado de las acciones representativas del capital social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., elevando el expediente respectivo para los fines correspondientes;

Que, posteriormente mediante escrito remitido con fecha 11 de enero de 2001, TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. remite, entre otros, la información actualizada relativa a su grupo económico, solicitada por la Gerencia de Mercados y Emisores mediante Oficio N° 112-2001-EF/94.45, cumpliendo con lo requerido;

Que, mediante Junta General de Accionistas de las empresas Telefónica del Perú S.A.A., Telefónica Data Perú S.A.A., y TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A, de fecha 26 de diciembre de 2000, se aprobó el Proyecto de Reorganización Múltiple, de modo que la asignación al capital social de Telefónica Data Perú S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente al negocio de data en Telefónica del Perú S.A.A. ascenderá a veinticinco millones quinientos veintisiete mil doscientos noventicinco y 00/100 Nuevos Soles (S/.25 527 295,00), en tanto que la asignación al capital social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente a las inversiones en Telefónica Móviles S.A.C. ascenderá a trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve y 00/100 Nuevos Soles (S/.356 825 049,00);

Que, conforme al acuerdo de Junta General de Accionistas de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., mencionado en el considerando anterior, el capital social de la empresa aumentará a trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve y 00/100 Nuevos Soles (S/. 356 826 049,00) representado por trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve (356 826 049) acciones íntegramente suscritas y pagadas, representadas a través de acciones clases "A-1", "B" y "C";

Que, de acuerdo al artículo 5° del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución CONASEV N° 125-98-EF/94.10, en tanto no se presente la escritura pública del primer aumento de capital de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. a la Bolsa de Valores de Lima y a CONASEV, sólo será factible la inscripción de las acciones representativas del capital social clase "B" de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, sin embargo, es posible disponer la inscripción en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores, de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., condicionada a la presentación, a la Bolsa de Valores de Lima y a CONASEV, de la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social;

Que, la solicitud de inscripción se efectúa de conformidad con lo dispuesto en el Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, a lo señalado en el artículo 252° de la Ley General de Sociedades, Ley N° 26887, y el artículo 26° de la Ley del Mercado de Valores, Decreto Legislativo N° 861; ---

Estando a lo dispuesto por el artículo 16° del Reglamento del Registro Público del Mercado de Valores, aprobado por Resolución CONASEV N° 079-97-EF/94.10 y a lo acordado por el Directorio de esta Comisión Nacional con fecha 18 de diciembre de 2000 que faculta a la Gerencia de Mercados y Emisores disponer la inscripción de

los valores mobiliarios, previamente emitidos y que serán negociados en mecanismos centralizados de negociación, en el Registro Público del Mercado de Valores.

CONASEV RESPONSABLE LEGAL de la Gerencia de Mercados y Emisores

CONASEV

República del Perú

Resolución Gerencial Nº 003-2001-EF/94.45

SE RESUELVE:

Artículo 1º.- Pronunciarse a favor del listado de las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., en el Registro de Valores de la Bolsa de Valores de Lima.

Artículo 2º.- Inscribir en el Registro Público del Mercado de Valores las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Artículo 3º.- Pronunciase favorablemente por la inscripción de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima, así como disponer su inscripción en el Registro Público del Mercado de Valores, una vez presentada a la Bolsa de Valores de Lima y a CONASEV, la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social de dicha sociedad.

Dicha presentación debe ser comunicada al mercado por TELEFÓNICA MOVILES PERÚ HOLDING S.A.A. en calidad de Hecho de Importancia.

Artículo 4º.- Transcribir la presente Resolución a TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., a la Bolsa de Valores de Lima y a CAVALI ICLV S.A.

Regístrese, comuníquese y publíquese.

REPÚBLICA DEL PERÚ Comisión Nacional Supervisora de Empresas y Valores

Francisco Cruzado Coca
Gerente de Mercados y Emisores

Attached is the application for Telefónica Móviles Perú Holding, S.A.A. (the "**Company**") to list its shares on the Lima Stock Exchange. The application includes the following information:

Annex 1:	Balance Sheet as of November 17, 2000;
Annex 2:	Registry card (copy) of the Company;
Annex 3:	By-laws of the Company (including its corporate charter);
Annex 4:	Contract for CAVALI (Peru's clearinghouse institution) to register Company's shares in book-entry form;
Annex 5:	List of shareholders who hold more than 5% of the Company's capital stock;
Annex 6:	Information on certain economic groups;
Annex 7:	Information regarding the Company's principal business and other relevant information;
Annex 8:	An example of a certificate of the Company's shares;
Annex 9:	Representation that Company's shares are free from liens or encumbrances; and
Annex 10:	Proof of registry.

Telefónica

UMILLA: **SOLICITA INSCRIPCIÓN DE ACCIONES EN EL REGISTRO DE VALORES DE LA BOLSA DE VALORES DE LIMA**

Señor Presidente de la Bolsa de Valores de Lima:

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., señalando domicilio para estos efectos en Avenida Arequipa 1155, Santa Beatriz, Lima (en adelante, la "Sociedad", debidamente representada por el señor Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad No.08234765, según poder que consta en la escritura pública de constitución social que se adjunta; a usted respetuosamente decimos:

Que, conforme consta en la escritura pública de constitución de la Sociedad, se adoptó la forma social de sociedad anónima abierta.

En tal sentido, de conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acordó inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.

Que, para la inscripción de las acciones en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), resulta suficiente haber efectuado previamente la inscripción de las mismas en la Rueda de Bolsa de la Bolsa de Valores de Lima.

POR TANTO:

A usted solicitamos admitir a trámite la presente solicitud y disponer el listado de las acciones de la Sociedad en el Registro de Valores de la Bolsa de Valores de Lima.

PRIMER OTROSI DECIMOS: Que la Sociedad es una subsidiaría de Telefónica del Perú S.A.A., la misma que controla el 99.999 por ciento del capital social.

SEGUNDO OTROSI DECIMOS: Cumplimos con adjuntar a la presente solicitud la siguiente documentación en tres (3) ejemplares:

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

Telefónica

c. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

d. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

e. La designación de los representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado, así como la autorización para tramitar la presente solicitud.

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Anexo 8: Modelo del valor.

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

TERCER OTROSI DECIMOS: Que referente a los requisitos de estados financieros auditados y memoria anual correspondientes a los dos últimos ejercicios económicos – 1998 y 1999 --, éstos no resultan aplicables toda vez que la Sociedad se constituyó en octubre de 2000.

Lima, 7 de diciembre de 2000.

Anexo 1: Balance General de Apertura de la Sociedad a la fecha de constitución.

Telefónica

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

BALANCE GENERAL DE APERTURA
(Al 17 de noviembre de 2000 y expresado en nuevos soles)

Activo	
Activo corriente	
Caja y bancos	1,000
Cuentas por cobrar	-
Total activo corriente	1,000
Inversión en subsidiaria	0
Inmuebles, mobiliario y equipo, neto	0
Total activo	1,000
Pasivo y patrimonio neto	
Pasivo corriente	
Préstamos bancarios	0
Cuentas por pagar comerciales	0
Tributos, remuneraciones y otras cuentas por pagar	0
Cuentas por pagar Principal, subsidiaria y afiliadas	0
Total pasivo corriente	0
Patrimonio neto	
Capital social	1,000
Reserva legal	0
Utilidad del ejercicio	0
Total Patrimonio Neto	1,000
Total pasivo y patrimonio neto	1,000

Anexo 2: Copia simple actualizada de la ficha registral de la Sociedad, expedida por el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao.

OFICINA REGISTRAL DE LIMA Y CALLAO — Nº Partida: 11236211
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA MOVILES PERU HOLDING SAA

REGISTRO DE PERSONAS JURIDICAS
RUBRO : CONSTITUCION
A 00001

Por ESCRITURA PÚBLICA del 17/11/2000 y ESCRITURA DE ACLARACION del 01/12/2000 otorgada ante NOTARIO MURGUIA CAVERO JAIME ALEJANDRO en la ciudad de LIMA

SOCIOS FUNDADORES Y APORTES :

1. TELEFONICA DEL PERU SAA, debidamente representada por JOSE RAMON VELA MARTINEZ, según partida 11015766 del registro de Personas Juridicas — suscribe 999 acciones
2. TELEFONICA SOLUCIONES GLOBALES HOLDING SAC, debidamente representada por SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI, según partida 11170566 del Registro de Personas Juridicas. — suscribe 1 acciones

OBJETO : Adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualesquiera que sea su objeto o actividad. Todas las actividades que integran el objeto social podrán desarrollarse tanto en el Perú como en el extranjero. Pudiendo efectuarse directamente por la sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial . Asimismo podrá dedicarse a cualquier otra actividad comercial siempre que lo apruebe la Junta General y coadyuve a la realización de los fines sociales.

Fecha de iniciación de las operaciones : 17/11/2000
Duración: Indefinida
Domicilio : Lima

CAPITAL SOCIAL : S/. 1,000.00 Nuevos Soles dividido en 1,000 acciones nominativas de S/.1.00 nuevo (s) sol (es) cada una, pagado íntegramente y que corresponden en su totalidad a las acciones de la Clase B .
El primer aumento de capital social determina la obligación de la sociedad de emitir acciones Clase A-1 y C .
Todas las clase de acciones gozan de los mismos derechos y obligaciones , salvo lo dispuesto en el art 27 del estatuto.

RÉGIMEN DE LA JUNTA GENERAL : El Quórum y adopción de acuerdos : En 1ra convocatoria 50 % de las acciones suscritas con derecho a voto . En 2da convocatoria bastará la concurrencia de cualquier número de acciones suscritas con derecho a voto. Acuerdos por mayoria absoluta de las acciones suscritas con derecho a voto representadas en junta y de conformidad con el art 257 de la LGS

La Junta General Obligatoria se reunirá dentro del primer trimestre de cada año, con el fin de pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros del ejercicio anterior. Resolver sobre la aplicación de utilidades. Elegir cuando corresponda a los miembros del directorio y fijar su retribución. Designar o delegar en el directorio la designación de auditores externos , cuando corresponda . resolver sobre los demás asuntos que le sean propios conforme al estatuto y la convocatoria. La Junta General se reunirá con el objeto de remover a los miembros del Directorio y designar a sus reemplazantes, modificar el estatuto, aumentar o reducir el capital, emitir obligaciones, acordar la enajenación en un sólo acto de activos cuyo valor contable excedan el 50% del capital social disponer investigaciones y auditorías especiales Acordar la transformación,

CATALINA SHIROMA GOGA
Registrador Público
O.R.L.C.

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fusión, escisión, reorganización y disolución de la sociedad y resolver sobre su liquidación y tomar decisiones que la ley o el estatuto señalen.

REGIMEN DEL DIRECTORIO : Se compone de 17 miembros. Elegidos en Juntas Especiales según los art 153 y 164 de la LGS. Los directores se eligen conforme a los siguiente: Los accionistas de la Clase A-1 eligen 9 directores, los accionistas de la Clase B eligen 7 directores y los accionistas de la Clase C eligen a un director. El director de la Clase C se elegirá cuando se alcance una proporción accionaria no menor al 3% del capital suscrito. Una vez alcanzado el derecho a un director de la Clase C, este derecho permanecerá vigente con prescindencia de las variaciones en la proporción del capital. Si no se alcanzara el 3% del capital en el momento de la elección se elegirá un director más de la Clase B, completando éstos el numero de 8. Se elegirá un Director alterno por cada titular. En caso de ausencia del director titular como del alterno, cualesquiera de ellos podrá hacerse representar por otro director mediante poder por cualquier medio escrito.
Su duración es de 3 años.

El Quórum es de : 9 miembros .Sus acuerdos se adoptan por mayoría absoluta de los directores participantes . En caso de empate dirime el Presidente.

Facultades : **Art. 32 del Estatuto Social:** ...Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a título oneroso o gratuito, en consecuencia podrá , entre otros, celebrar contratos de compraventa, concesión, mutuo, permuta, donación, prestación de servicios, suministro , comodato, fianza, arrendamiento, arrendamiento financiero, seguros , así como todo otro contrato, nominado o innominados, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos, y someter los asuntos que estime necesarios a arbitraje, celebrar convenios arbitrales o celebrar transacciones judiciales o extrajudiciales , de conformidad con las normas legales vigentes; Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prórroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencia, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en general; registrar, adquirir, transferir y celebrar contratos de licencia y sub licencia, así como cualquier otro tipo de contrato o convenios respecto o relativo a todo tipo de elementos de la propiedad industrial intelectual; Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, poseer, comprar , ceder, vender, dar en garantía o disponer de cualquier otra manera de las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la sociedad intervenga en la constitución , modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones; Acordar y disponer en función de los intereses sociales, la forma como se representan las acciones de la sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hecha por clase de acciones ....Autorizar la colocación , retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la sociedad en instituciones del pais y del exterior; celebrar contratos de crédito documentario; otorgar y contraer prestamos ; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo , en nombre y a favor de la sociedad; ordenar abonos , cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes , de créditos o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar prorrogar, descontar, negociar y protestar letras cambio y pagares, cartas de crédito o cartas ordenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros: obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deudas y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica:...Constituir, reconocer , aceptar, renunciar y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías...Delegar o sustituir total o parcialmente sus facultades o la ejecución de

OFICINA REGISTRAL DE LIMA Y CALLAO Nº Partida: 11236211
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA MOVILES PERU HOLDING SAA

sus acuerdes , en general el presidente del Directorio o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la sociedad o en personas ajenas a al misma, así como revocar la delegación o sustitución cuando lo estime conveniente.... Designar la comisiones o comités que sean necesarios para la buena marcha de la sociedad, delegando es éstos las funciones y atribuciones que estime conveniente".

Art 35 del estatuto Social.-Los acuerdos relacionados con los asuntos que se enumeran a continuación deberán adoptarse por la decisión de por lo menos ... de los directores:
La enajenación de los bienes muebles o inmuebles de la sociedad que tengan un valor de mercado superior a US $15 000 000.00.
La concertación de cualquier tipo de operación con una misma persona natural o jurídica cuyo monto aisladamente o en conjunto en un sólo ejercicio supere el 15 % del monto total de los ingresos brutos, ajustados por inflación , obtenidos por la sociedad en el ejercicio anterior o la cantidad de US $100 000 000.00 la que resulte menor . No se aplicará lo establecido en este artículo a las operaciones económico financieras y bancarias. ....

RÉGIMEN DE LA GERENCIA : El Gerente es nombrado por el Directorio

Facultades : **Art. 43 del Estatuto Social.** El Gerente General está facultado para la ejecución de todo acto y/o contrato correspondiente al objeto de la sociedad, pudiendo así mismo realizar los siguientes actos: Organizar el Régimen interno de la sociedad y dirigir la operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio...Procurar el manejo adecuado y ordenado de los gastos, cuidando de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la sociedad y de la cobranza, inversiones y fondos disponibles... En caso de que el Directorio designe Presidente Ejecutivo o el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente. Nombrar, contratar, promover o despedir por si mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerente, a los funcionarios del mismo nivel. Establecer la política de personal y recursos humanos y aprobar la estructura de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel. Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecidos en la Ley y en este estatuto, así como cumplir con los encargos que el confiere en cada caso el Directorio mediante el otorgamiento de poderes a su favor. Dentro de los límites y en forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contratar préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar , avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés , cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; obtener, recibir y endosar warrants y certificados de depósito y, en general realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica. Celebrar contratos, convenios y compromisos que tengan relación con las actividades de las sociedad dentro de los límites que fije el Directorio. Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran parta preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.

ESTADOS FINANCIEROS Y APLICACION DE UTILIDADES : Según los Arts. 221° y siguientes de la L.G.S.

RÉGIMEN PARA LA DISOLUCIÓN Y LIQUIDACIÓN DE LA SOCIEDAD : Según los Arts. 407° al 420° de la L.G.S.

CATALINA SHIROMA GOGA
Registrador Público
O.R.L.C.

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OFICINA REGISTRAL DE LIMA Y CALLAO — Nº Partida: 11236211
OFICINA LIMA

INSCRIPCION DE SOCIEDADES ANONIMAS
TELEFONICA MOVILES PERU HOLDING SAA

PRIMER DIRECTORIO :
PRIMERA DISPOSICION TRANSITORIA: El Directorio estará conformado por tres (03) miembros. En caso de ausencia o impedimento del Director titular, éste podrá hacerse representar por otro director mediante cualquier medio escrito, incluido el telefax, dirigido a la secretaria del Directorio. El periodo del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases A-1 y C o el 31/12/2001, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su período, mientras no se produzca nueva elección. Producido el aumento de capital y la emisión de acciones Clase A-1 y C el Directorio bajo responsabilidad deberá convocar a Juntas especiales para la designación de los miembros del Directorio bajo los términos del art 27 del estatuto

CUARTA CLAUSULA ADICIONAL: Presidente: ALFONSO BUSTAMANTE Y BUSTAMANTE Directores: JOSE RAMON VELA MARTINEZ, JOSE JAVIER MANZANARES GUTIERREZ

GERENTE GENERAL: JOSE JAVIER MANZANARES GUTIERREZ

(PRIMERA CLAUSULA ADICIONAL) Se acuerda inscribir todas las acciones de la sociedad incluso las acciones Clase A-1 y C que se emitan como consecuencia del primer aumento en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado para su cotización en la Bolsa de Valores de Lima. Para dicho efecto quedan designados como Representantes de la sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado de las acciones: JOSE RAMON VELA MARTINEZ , VICTOR CARLOS SCHWARTZMANN LARCO. JOSE JAVIER MANZANARES GUTIERREZ, ANTONIO JUAN FRANCISCO VILLA MARDON. OSCAR ORLANDO PORTOCARRERO QUEVEDO.

El titulo fue presentado el 22/11/2000 a las 14:55:21 horas, bajo el Nº 2000-00214086 del Tomo Diario 0409. Derechos : S/. 170.00 con recibo Nº00030812 con recibo Nº00031864, LIMA. - 06/12/2000

Dra. DELIA IRENE AYALA VENTURA
Registrador Público (e)
O.R.L.C.

Dra. CATALINA SEIJOMA GOGA
Registrador Público
O.R.L.C.

Resolución del Superintendente Nacional de los Registros Públicos Nº 124-97 SUNARP

Anexo 3: Copia simple de la escritura pública de constitución social de la Sociedad, en la cual consta:

a. La constancia de inscripción ante el Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao;

b. El acuerdo de inscribir todas las acciones de la Sociedad, incluyendo las acciones Clases "A-1" y "C";

c. La designación del señor ____________, para que formalice los acuerdos y realice el trámite de inscripción ante vuestra Institución y el Registro Público del Mercado de Valores que se encuentra a cargo de CONASEV;

d. El sometimiento a las normas y disposiciones de la Bolsa de Valores de Lima;

e. La política de dividendos aprobada para el ejercicio fiscal de 2000; y

f. La designación del señor ________________________, identificado con Documento Nacional de Identidad No.__________________ y con domicilio en ___________________________, para actúe como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado.

Jaime A. Murguía Cavero

NOTARIO ABOGADO DE LIMA

Av. RICARDO RIVERA NAVARRETE Nº 881
SAN ISIDRO - LIMA 27 - PERU
TELF.: 442-0300 FAX: 442-0850
e-mail: murguia@hamtech.com.pe

TESTIMONIO

DE LA ESCRITURA DE CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

OTORGADA POR TELEFONICA MOVILES PERU HOLDING S.A.A.

A FAVOR DE

LIMA, 17 DE NOVIEMBRE DEL 2,000

75612

NUMERO MINUTA K75612

CONSTITUCION DE SOCIEDAD ANONIMA ABIERTA

DENOMINADA

"TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A."

≈ ≈

En la ciudad de Lima. distrito de San Isidro, a los diecisiete (17) dias del mes de Noviembre del dos mil (2,000) ante mi **JAIME ALEJANDRO MURGUIA CAVERO**, Abogado Notario de esta capital. COMPARECEN: =

DON JOSE RAMON VELA MARTINEZ, quien manifiesta ser de nacionalidad peruana, de estado civil casado. de profesión ingeniero; identificado con Documento Nacional de Identidad No. 41356776. =

Quien procede en nombre y representación de **TELEFÓNICA DEL PERÚ S.A.A.**, con RUC N°10001749. inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao. =

DON SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI, quien manifiesta ser de nacionalidad peruana. de estado civil casado. de profesión economista: identificado con Libreta Electoral No. 08746612 y Libreta Militar No. 24658248.= = =

Quien procede en nombre y representación de **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**. con R.U.C. N° 46779139, inscrita en la Partida N° 11170566 del Registro de Personas

Jaime Murgula Cavero
NOTARIO PUBLICO DE LIMA

Jurídicas de la Oficina Registral de Lima y Callao.= = = = = =
Los comparecientes son inteligentes en el idioma castellano, quienes se obligan con capacidad. libertad y conocimiento suficiente de conformidad con el examen que les he efectuado, de lo que doy fe : y me entregan una minuta firmada y autorizada por el letrado, la misma que archivo en su legajo respectivo bajo el numero de orden correspondiente y cuyo tenor literal es como sigue : = = = = = = = = = = = = = = = = ==

M I N U T A .- =

Señor Notario:= =

Sírvase usted extender, en su Registro de Escrituras Públicas, una de Constitución de Sociedad Anónima Abierta, que otorgan: **TELEFÓNICA DEL PERÚ S.A.A.**, con Registro Único de Contribuyentes N°10001749. inscrita en la Partida N° 11015766 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, debidamente representada por su Gerente General, señor José Ramón Vela Martínez. identificado con Documento Nacional de Identidad N° 41356876 ; y= = = = = = = = = = = = =
TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C., con Registro Unico de Contribuyentes N° 46779139, inscrita en la Partida N° 11170566 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, debidamente representada por su Presidente Ejecutivo, señor Santiago Bamse Eduardo Jaime Antúnez de Mayolo Morelli, identificado con Documento Nacional de Identidad N° 08746612.= = = = = = = = = = = = = =
El presente instrumento se rige por los términos y condiciones que constan en las cláusulas siguientes:= = = = = = = = = = =
Cláusula Primera.- Por el presente acto, los otorgantes

convienen en constituir una sociedad anónima abierta que se denominará "TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A." (en adelante, la "Sociedad").= = = = = = = = = = = = = = = = = = = =

<u>Cláusula Segunda</u>.- La Sociedad se constituye con un capital inicial de S/.1.000.00 (Un mil y 00/100 Nuevos Soles), representado por 1.000 (Un mil) acciones de un valor nominal de S/.1.00 (Un y 00/100 Nuevo Sol) cada una.= = = = = = = = = = =

Dicho capital se encuentra suscrito y pagado de la siguiente manera:= =

TELEFÓNICA DEL PERÚ S.A.A. suscribe 999 (Novecientas noventa y nueve) acciones y paga la suma de S/.999,00 (Novecientos noventa y nueve y 00/100 Nuevos Soles), participación que representa el 99,999% (NOVENTINUEVE COMA NOVECIENTOS NOVENTINUEVE POR CIENTO) del capital social.= = = = = = = = =

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C. suscribe 1 (Una) acción y paga la suma de S/.1,00 (Un y 00/100 Nuevo Sol), participación que representa el 0,001% (CERO COMA CERO CERO UNO POR CIENTO) del capital social.= = = = = = = = = = = = = = = =

<u>Cláusula Tercera</u>.- La Sociedad se regirá por el siguiente Estatuto: =

TITULO I= =

DENOMINACIÓN, OBJETO, DOMICILIO Y DURACIÓN = = = = = = = = =

Artículo 1°.- La Sociedad se denomina " **TELEFÓNICA MÓVILES PERU HOLDING S.A.A.**". Es una sociedad anónima abierta que, como persona jurídica de derecho privado, se rige por el presente estatuto, la Ley General de Sociedades y por las demás disposiciones que resulten aplicables.= = = = = = = = = = = =

Artículo 2°.- El objeto de la Sociedad es adquirir y ser

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.= =

Todas las actividades que integran el objeto social podrán desarrollarse tanto en el Perú como en el extranjero, pudiendo efectuarse directamente por la Sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial.= = = = = = = = = = = =

La Sociedad podrá, asimismo, dedicarse a cualquier otra actividad comercial, siempre que lo apruebe el Directorio y coadyuve a la realización de los fines sociales. Igualmente, podrá realizar todos los actos que considere convenientes para el cumplimiento de su objeto social.= = = = = = = = = = = = =

Artículo 3°.- El domicilio de la Sociedad es la ciudad de Lima. Sin embargo, por acuerdo del Directorio se podrán establecer sucursales en cualquier lugar de la República o del extranjero. La creación, organización y cierre de agencias u oficinas será potestad de la gerencia.= = = = = = = = = = = =

Artículo 4°.- La duración de la Sociedad es indeterminada, y comenzará sus actividades en la fecha de otorgamiento de la escritura pública que la presente minuta origine.= = = = = = =

TITULO II =

DEL CAPITAL SOCIAL Y DE LAS ACCIONES = = = = = = = = = = = = = =

Artículo 5.- El capital de la Sociedad es de S/.1.000,00 (Un mil y 00/100 Nuevos Soles) representado por 1.000 (MIL) acciones nominativas de S/.1.00 (UN NUEVO SOL) cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones de la Clase "B".= = = = = = = = = = = =

El primer aumento de capital social determina la obligación de la Sociedad de emitir acciones clase "A-1" y "C".= = = = = = =

Todas las clases de acciones gozan de los mismos derechos y obligaciones. salvo lo dispuesto en el artículo 27º del estatuto.= =

El ejercicio del derecho de preferencia para suscribir nuevas acciones se rige por el Artículo 208 de la Ley General de Sociedades y demás normas aplicables. La incorporación del derecho de suscripción preferente en títulos se rige por el artículo 209 y demás normas aplicables.= = = = = = = = = = = =

Las acciones Clase "C" corresponden a los aportes que individualmente realizan los trabajadores de la Sociedad. Son igualmente acciones de la Clase "C" las que resultan de canjear por las acciones de esta clase. las acciones de la Clase "B" que pertenezcan o adquieran individualmente de terceros los trabajadores de la Sociedad.= = = = = = = = = = = = = = = = =

Artículo 6°.- Las acciones emitidas de la Sociedad. cualquiera que sea su clase, se representarán, ya sea provisional o definitivamente, mediante anotaciones en cuenta.= = = = = = =

El régimen de representación de acciones mediante anotaciones en cuenta se rige por la legislación pertinente del mercado de valores y disposiciones de la Ley General de Sociedades. = =

Artículo 7°.- Las acciones son nominativas e indivisibles. =

Cuando por herencia u otro título legal varias personas adquieran la propiedad común de una o más acciones. tales personas deberán designar por escrito un representante común para el ejercicio de sus derechos. La designación será válida mientras la revocatoria no sea comunicada a la Sociedad. La

designación y su revocatoria deberán ajustarse a lo dispuesto en el artículo 8º de la Ley General de Sociedades. Los copropietarios de acciones responden solidariamente de cuantas obligaciones deriven de su calidad de accionistas. = = = = =

Artículo 8°.- La Sociedad considerará propietario de cada acción a quien aparezca como tal en la matrícula de acciones. En esta matrícula se anotan también las transferencias, canjes, desdoblamientos, constitución de derechos y gravámenes sobre las mismas, limitaciones y convenios que versen sobre las acciones, con la amplitud y en la forma que establecen las disposiciones legales pertinentes.= = = = = = = = = = = = = =

Cuando se litigue la propiedad de acciones, la Sociedad admitirá el ejercicio del derecho de accionista a la persona que debe considerar como titular conforme a lo dispuesto en el párrafo anterior, salvo mandato judicial en contrario. = = =

Artículo 9°.- La transferencia de las acciones de la Clase "C" sólo opera entre trabajadores de la Sociedad o los herederos de éstos.= =

En caso de transferencia de las acciones Clase "C" a otras personas, éstas se convertirán en acciones Clase "B". = = = =

Artículo 10°.- Todo costo o gasto derivado de la transferencia de acciones, por cualquier título, será por cuenta de los accionistas titulares.= =

Tampoco serán de cargo o cuenta de la Sociedad los costos o gastos derivados de los canjes o desdoblamientos de acciones, de la constitución de derechos o gravámenes sobre las mismas o de cualquier otro acto susceptible de anotación e inscripción en la matrícula de acciones ni en cualquier otro registro.

salvo aquéllos vinculados a la creación y emisión de acciones y los que resulten de decisiones o resoluciones de la Sociedad. Tratándose de acciones representadas por certificados y en caso de deterioro, destrucción, extravío o sustracción de los mismos, se podrá emitir otros nuevos, debiendo el accionista satisfacer previamente todas las formalidades legales vigentes y asumir los costos y gastos correspondientes. = = = = = = =

TITULO III =

DEL RÉGIMEN DE LA SOCIEDAD = = = = = = = = = = = = = = = = =

CAPITULO I =

DE LOS ÓRGANOS DE LA SOCIEDAD = = = = = = = = = = = = = = = =

Artículo 11°.- El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto. Asimismo, forman parte del régimen de gobierno de la Sociedad las Juntas Especiales de Accionistas de las Clases "A-1", "B" y "C", cuando conforme a ley y al estatuto, proceda o se requiera su participación.= = = = = = =

CAPITULO II =

DE LA JUNTA GENERAL == =

Artículo 12°.- La Junta General de Accionistas es el órgano supremo de la Sociedad. Los accionistas de la Sociedad, indistintamente de la clase de acciones que posean, reunidos según las prescripciones de este capítulo, constituyen la Junta General. Todos los socios, inclusive los disidentes y los que no hayan participado en la reunión, están sometidos a los acuerdos adoptados por la Junta General.= = = = = = = = = = =

Artículo 13°.- En la Junta General sólo podrá tratarse los

Jaime Murguía Cavero NOTARIO PUBLICO DE LIMA

asuntos contemplados en la convocatoria, la cual se efectuará mediante aviso publicado por lo menos una vez en el Diario Oficial El Peruano y en uno de los diarios de mayor circulación de Lima.= =

El aviso de convocatoria para la celebración de las Juntas Generales debe publicarse con anticipación no menor de 25 días calendarios. Podrá hacerse constar en el aviso la fecha en la que, si procediera, se reunirá la junta en segunda o en tercera convocatorias. Entre una y otra convocatoria no debe mediar menos de tres días ni más de diez días.= = = = = = = = = = = =

Si la Junta General debidamente convocada no se celebrara en primera o segunda convocatorias, ni se hubiera previsto en el aviso la fecha de la segunda o tercera según corresponda, ésta o éstas deberán ser anunciadas con los mismos requisitos de publicidad que la primera y con la indicación de que se trata de segunda o tercera convocatoria según corresponda. La Junta General en segunda convocatoria debe celebrarse dentro de los treinta días de la primera y la tercera convocatoria dentro de igual plazo de la segunda.= = = = = = = = = = = = = = = = = =

La Junta puede realizarse en lugar distinto del domicilio social si así lo acuerda el Directorio.= = = = = = = = = = = = =

Artículo 14°.- Todo accionista podrá hacerse representar por otra persona, a cuyo efecto se deberá otorgar poder por escrito con firma legalizada ante notario público, el cual será otorgado con carácter especial para cada Junta, salvo el caso de poderes conferidos por escritura pública.= = = = = = = = =

Los poderes deberán registrarse ante la Secretaría del Directorio con una anticipación no menor de 24 horas a la hora

fijada para la celebración de la Junta General, sin considerar en dicho plazo las horas correspondientes a días inhábiles. =

Artículo 15°.- Será válido el poder de representacion con firma legalizada por u otorgado ante un Consul de la República de Perú, sin necesidad de posteriores trámites o certificaciones.

Artículo 16°.- La Junta General se reúne obligatoriamente cuando menos una vez al año dentro de los tres meses siguientes a la terminación del ejercicio económico y tiene por objeto :

Pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros del ejercicio anterior.= = = = = = = = = = = = = =

Resolver sobre la aplicación de las utilidades, si las hubiere.

Fijar la retribución del Directorio. = = = = = = = = = = = = =

Designar o delegar en el Directorio la designación de los auditores externos. La Sociedad tendrá auditoría anual a cargo de auditores externos escogidos que se encuentren hábiles e inscritos en el Registro Único de Sociedades de Auditoría. =

Artículo 17°.- Compete, asimismo, a la Junta General: = = =

Modificar el estatuto.= = = = = = = = = = = = = = = = = = = =

Aumentar o reducir el capital social ;= = = = = = = = = = = =

Emitir obligaciones;= =

Acordar la enajenación en un solo acto de activos cuyo valor contable exceda del cincuenta por ciento del capital de la Sociedad;= =

Disponer investigaciones y auditorías especiales. = = = = = =

Acordar la transformación, fusión, escisión, reorganización y disolución de la Sociedad, así como resolver sobre su

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

liquidación:= =

Resolver en los casos en que la ley disponga su intervención y en cualquier otro que requiera el interés social.= = = = = = =

Artículo 18°.- Además de la Junta Obligatoria Anual prevista en el Artículo 16 del Estatuto, el Directorio convoca a Junta General cuando lo estime conveniente a los intereses de la Sociedad o lo soliciten notarialmente un número de accionistas que representen al menos el 5% de las acciones suscritas con derecho a voto y se haya expresado en la solicitud los asuntos a tratar en la Junta. En este último caso, el aviso de convocatoria debe ser publicado dentro de los 15 días siguientes a la recepción de la solicitud.= = = = = = = = = =

Artículo 19°.- La Junta puede delegar al Directorio sus facultades, salvo aquéllas que conforme a la Ley General de Sociedades sean indelegables.= = = = = = = = = = = = = = = = =

Artículo 20°.- Para la celebración de las Juntas Generales. cuando no se trate de los asuntos mencionados en el artículo siguiente, se requiere en primera convocatoria la concurrencia de accionistas que representen cuando menos el cincuenta por ciento de las acciones suscritas con derecho a voto. En segunda convocatoria bastará la concurrencia de cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = = =

Los acuerdos se adoptarán por mayoría absoluta de las acciones suscritas con derecho a voto representadas en la junta. = = =

Artículo 21°.- Cuando se trate de modificación del estatuto, aumento o reducción del capital social. emisión de obligaciones, enajenación en un solo acto de activo cuyo valor contable exceda del cincuenta por ciento del capital de la

Sociedad, transformación. fusión, escisión. reorganización y disolución de la Sociedad, así como resolver sobre su liquidación, se requiere en primera convocatoria la concurrencia de accionistas que representen al menos cincuenta por ciento de las acciones suscritas con derecho a voto; en segunda convocatoria basta la concurrencia de al menos veinticinco por ciento de las acciones suscritas con derecho a voto: y. en tercera convocatoria bastará la concurrencia de accionistas que representen cualquier número de acciones suscritas con derecho a voto.= = = = = = = = = = = = = = = = = = =

En todos los casos los acuerdos deberán ser adoptados con el voto favorable de accionistas que representen la mayoría absoluta de las acciones suscritas con derecho a voto representadas en el Junta.= = = = = = = = = = = = = = = = = = = =

Artículo 22°.- La Junta General es presidida por el Presidente del Directorio. En su ausencia o impedimento la preside uno de los vicepresidentes, respetándose el orden en el que han sido elegidos o, en su defecto, el Director que designe el propio Directorio.= =

El Presidente tiene amplias facultades para disponer las medidas necesarias para el buen desarrollo de la Junta; le corresponde dirigir la reunión de forma que las deliberaciones se efectúen conforme a el orden del día y resolverá las dudas que se susciten sobre el contenido de la misma ; concederá en el momento que estime oportuno el uso de la palabra a los accionistas que lo soliciten y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido. que se dificulta la marcha de la reunión o que no se encuentra

incluido en el orden del día; indicará cuando se ha de efectuar la votación de los acuerdos y proclamará los resultados de las votaciones. =

Actuará como Secretario, en todos los casos, el Secretario del Directorio y, en su ausencia, el Subsecretario del Directorio. En caso de ausencia o impedimento del Secretario y del Subsecretario desempeñará dicha función aquél de los accionistas concurrentes que la propia Junta designe a tal efecto.= =

Artículo 23°.- Antes de instalar la Junta y de entrar en el orden del día, el Secretario formará la lista de los asistentes expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurre, agrupándolas por clases. Al final de la lista se determina el número de acciones presentes o representadas y su porcentaje respecto del total de las mismas, con indicación del porcentaje de cada una de sus clases.= =

En las votaciones la aprobación de los asuntos sometidos a la Junta se podrá efectuar por asentimiento general o mediante mano alzada o por cualquier otra forma que señale en cada caso el Presidente, sin perjuicio en su caso de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas. = = = = ==

Artículo 24°.- Las sesiones de la Junta General y los acuerdos adoptados en ellas constarán en acta que se asentará en un Libro, en hojas sueltas o en cualquier otra forma que permita la ley.= =

En cada acta se hará constar el lugar, fecha y hora en que se

realizó la Junta; la indicación de haberse realizado en primera, segunda o tercera convocatorias, el nombre de los accionistas presentes o de quien los representen, el número y clase de acciones de las que son titulares, el nombre de las personas que actuaron como Presidente y como Secretario; la forma y resultado de las votaciones; los acuerdos adoptados; y, en su caso, la indicación de las fechas y los periódicos en los que se publicaron los avisos de convocatoria o los comprobantes de haberse efectuado las publicaciones conforme a ley y a este estatuto. =

Los requisitos anteriormente mencionados que figuren en la lista de asistentes a que se refiere el artículo 23 de este estatuto podrán ser obviados si ésta forma parte del acta. =

El acta, incluido un resumen de las intervenciones de aquellos accionistas o sus representantes que hayan solicitado que quede constancia de las mismas, será redactada por el Secretario dentro de los cinco días siguientes a la celebración de la Junta General.= =

La redacción y aprobación del acta podrá efectuarse en la misma Junta o después de su celebración. Cuando el acta sea aprobada en la misma Junta se debe dejar expresa constancia de ello y cuando menos deberá ser firmada por el Presidente, el Secretario y un accionista o representante designado por la Junta para tal efecto. =

Cuando el acta no es aprobada en la misma Junta, ésta designará a no menos de dos accionistas o representantes para que conjuntamente con el Presidente y el Secretario la revisen y aprueben. Para su validez bastará que sea suscrita por el

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

Presidente, el Secretario y dos de los accionistas o representantes que se haya designado.= = = = = = = = = = = = =

Cuando alguna de las personas que deba aprobar el acta de la Junta no pueda o se niegue a cumplir con dicha obligación dentro del plazo de 10 días calendario de la celebración de la Junta, el Secretario o quien haga sus veces consignará al final del acta las razones expresadas para dicha imposibilidad o negativa y la suscribirá conjuntamente con las demás personas designadas al efecto.= =

Cuando por cualquier circunstancia no pudiese asentarse el acta de una Junta General se extenderá en documento especial que se transcribirá o insertará en su oportunidad al Libro, a las hojas sueltas o a cualquier otra forma que permita la ley, según proceda.= =

El acta tiene fuerza legal desde su aprobación. Podrá dispensarse la ejecución de acuerdos del trámite de aprobación del acta.= =

Las copias certificadas de parte o de toda el acta a que se refiere el artículo 137 de la Ley General de Sociedades, serán extendidas por el Gerente General.= = = = = = = = = = = = = =

CAPITULO III =

DE LAS JUNTAS ESPECIALES = = = = = = = = = = = = = = = = = = =

Artículo 25°.- Las Juntas Especiales se realizan por clases de acciones para elegir o remover a los respectivos directores de la Sociedad y aprobar previamente cualquier acuerdo de Junta General de Accionistas que afecte los derechos exclusivos de su clase. En estos casos, el acuerdo de Junta General no podrá adoptarse y ejecutarse sin la previa aprobación de la Junta

Especial competente. =

Artículo 26°.- El Directorio convoca a Juntas Especiales de las clases de acciones cuando lo estime conveniente a los intereses de la Sociedad o lo solicite un número de accionistas que, en conjunto, representen no menos del 5% (CINCO POR CIENTO) del capital suscrito con derecho de voto de la respectiva clase. Si el Directorio convoca a Junta General de Accionistas para que apruebe una modificación del estatuto que afecte los derechos exclusivos de una clase especial de acciones será preciso el acuerdo de la mayoría de estas acciones adoptado con los requisitos previstos en el artículo 21° de este estatuto.= =

Las Juntas Especiales se sujetan a las normas establecidas en los artículos 12º al 24º del presente estatuto, según corresponda y en cuanto les sean aplicables. = = = = = = = =

CAPITULO IV =

DEL DIRECTORIO == =

Artículo 27°.- El Directorio de la Sociedad se compone de diecisiete (17) miembros elegidos en Juntas Especiales según lo dispuesto por los artículos 153 y 164 de la Ley General de Sociedades. Los directores se eligen conforme a lo siguiente:

Los accionistas de la Clase "A-1" eligen nueve (9) directores;

Los accionistas de la Clase "B" eligen siete (7) directores; y

Los accionistas de la Clase "C" eligen a un (1) director. =

El director de la Clase "C" se elegirá cuando se alcance una proporción accionaria no menor al 3% (TRES POR CIENTO) del capital suscrito. Una vez alcanzado el derecho a un director de la Clase "C", este derecho permanecerá vigente con

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NOTARIO PUBLICO DE LIMA

prescindencia de las variaciones en su proporción del capital. Si no se alcanzara el 3% (TRES POR CIENTO) del capital en el momento de la elección se elegirá un director más de la Clase "B" completando éstos el número de 8.= = = = = = = = = = = = =

Se elegirá un director alterno por cada titular, el que desempeñará sus funciones en caso de ausencia o impedimento del director titular, bastando su sola presencia en la reunión de Directorio para que se presuma de pleno derecho tal ausencia o impedimento.= =

En el caso de preverse la ausencia o impedimento tanto del director titular como del director alterno, cualquiera de ellos podrá hacerse representar por otro director mediante poder otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio. En el supuesto que ambos se encontraran ausentes o impedidos y ambos dirigieran cartas a la Secretaría, se tomará como válida la suscrita por el director titular. =

Artículo 28°.- El Directorio es elegido por un término de tres años, pero los directores continuarán en sus cargos aunque hubiese concluido su período mientras no se produzca nueva elección. El período del Directorio termina en la misma oportunidad en que la Junta Obligatoria Anual resuelva sobre el balance de su último ejercicio, a efectos de lo cual el Directorio debe convocar a las respectivas Juntas Especiales de Accionistas para que elijan a los Directores en la misma fecha. Los directores de la Sociedad son reelegibles.= = = = = = = =

Artículo 29°.- No puede ser director de la Sociedad quien se encuentre incurso en los impedimentos previstos por el artículo

161 de la Ley General de Sociedades, ya sea al momento de su elección o durante el ejercicio del cargo. = = = = = = = = = =

Artículo 30°.- Los directores pueden ser removidos en cualquier momento por la Junta General de Accionistas o por la Junta Especial de Accionistas que los eligió.= = = = = = = = =

La vacancia del cargo de director será cubierta por el director alterno, si éste hubiese sido elegido. El Directorio podrá cubrir la vacante en el supuesto que se produjera la de éste una vez que haya asumido el cargo de director titular o que no se hubiese elegido director alterno. Los directores así elegidos ejercerán sus funciones hasta que se complete el período correspondiente.= = = = = = = = = = = = = = = = = = = =

Artículo 31°.- El Directorio elige entre los funcionarios de la Sociedad un Secretario y un Subsecretario, quien desempeña las funciones del primero en caso de su ausencia o impedimento. De no producirse tales nombramientos la Secretaría será ejercida por el Gerente General, en cuyo caso le corresponderá también ejercer la Secretaría prevista en el artículo 22 del Estatuto.= =

Corresponde al Secretario del Directorio ejercer la Secretaría de las Juntas Generales y Especiales, del Directorio y de todos aquellos comités u órganos colegiados de la Sociedad cuyos acuerdos deban constar en acta. En ejercicio de su función deberá llevar los correspondientes libros, hojas sueltas o los otros medios en que puedan constar dichas actas. Asimismo le compete la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las certificaciones u otros documentos que deban extenderse para el cumplimiento de los

fines sociales o a solicitud de parte legitima , así como expedir las constancias y certificaciones respecto del contenido de los libros y registros de la Sociedad.= = = = = =

Ejerce además las funciones que este estatuto, la Junta General o el Directorio le señalen.= = = = = = = = = = = = = = = = =

Artículo 32°.- El Directorio tiene todas las facultades de gestión y de representación legal necesarias para la administración de la Sociedad dentro de su objeto, con la sola excepción de los asuntos que la ley o este estatuto atribuyan a la Junta General. =

Por lo tanto, sin que esta enumeración sea restrictiva sino meramente enunciativa, el Directorio tiene las siguientes facultades:= =

Dirigir todas las operaciones y los asuntos financieros de la Sociedad de conformidad con el estatuto y los acuerdos de las Juntas Generales, así como vigilar la marcha de la Sociedad y dictar los reglamentos internos que considere necesarios; = =

Establecer y modificar la estructura orgánica de la Sociedad, nombrar o remover al Gerente General, y en su caso a los demás gerentes de la Sociedad y funcionarios de similar nivel, fijando sus funciones, facultades y remuneraciones y otorgándoles los poderes con las atribuciones que considere convenientes, así como revocar tales poderes;= = = = = = = =

Celebrar contratos, convenios y compromisos de toda naturaleza incluidos los que tengan por objeto la adquisición o enajenación de bienes muebles e inmuebles, ya sea a titulo oneroso o gratuito; en consecuencia podrá, entre otros, celebrar contratos de compraventa, concesión, mutuo, permuta,

donación, prestación de servicios, suministro, comodato, fianza, arrendamiento, arrendamiento financiero, seguros, así como todo otro contrato, nominado o innominado, con prescindencia de su objeto y sin reserva ni limitación alguna, pudiendo ceder su posición contractual en los mismos; y someter los asuntos que estime necesarios a arbitraje, celebrar convenios arbitrales o celebrar transacciones judiciales o extrajudiciales, de conformidad con las normas legales vigentes;= =

Celebrar contratos de concesión de servicios públicos de telecomunicaciones o convenir en la prórroga o modificación de los mismos y adoptar todas las medidas que en cualquier momento se requieran para la ejecución de dichos contratos y gestionar la obtención de autorizaciones, licencias, permisos o cualquier otro requerimiento que exijan las normas legales vigentes para la prestación de servicios de telecomunicaciones en general; =

Registrar, adquirir, transferir y celebrar contratos de licencia y sublicencia, así como cualquier otro tipo de contrato o convenio respecto o relativo a todo tipo de elementos de la propiedad industrial o intelectual;= = = = = =

Decidir la iniciación, continuación, abandono o transacción de procedimientos judiciales o administrativos disponiendo, ya sea dentro o fuera del proceso, el ejercicio de toda acción o excepción, incluyendo la prescripción, en cautela del patrimonio y los intereses de la Sociedad;= = = = = = = = = =

Acordar y realizar todas las operaciones que estime convenientes para adquirir, suscribir, poseer, comprar, ceder, vender, dar en garantía o disponer de cualquier otra manera de

las acciones u obligaciones de otras sociedades y efectuar cuantas gestiones sean necesarias para que la Sociedad intervenga en la constitución, modificación, disolución o liquidación de otras sociedades, empresas, negocios o asociaciones;= =

Acordar y disponer en función de los intereses sociales, la forma como se representan las acciones de la Sociedad, pudiendo, asimismo, acordar la conversión de una forma de representación a cualquiera de las otras formas permitidas por las normas aplicables. La determinación de la forma de representación puede ser hecha por clase de acciones y en la oportunidad que considere más conveniente para el interés social. La conversión resuelta por el Directorio se hará a cargo y costo de la Sociedad;= = = = = = = = = = = = = = = = =

Disponer la adquisición de acciones de propia emisión cuando lo considere conveniente a los intereses de la Sociedad y dentro de las autorizaciones y de los límites establecidos en las normas vigentes;= =

Realizar las gestiones y adoptar las medidas pertinentes para la oferta pública o privada de valores en el país o en el exterior, incluyendo los trámites necesarios ante las autoridades correspondientes y la inscripción de la Sociedad en bolsas u otros mercados de valores nacionales o extranjeros;=

Autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; garantizar y aceptar garantías de todo tipo,

validez que si hubieran sido adoptadas en sesión, siempre que se confirmen por escrito.= =

El directorio podrá sesionar en forma no presencial, a través de medios escritos, electrónicos o de otra naturaleza que permitan la comunicación y garanticen la autenticidad del acuerdo. Cualquier director puede oponerse a que se utilice este procedimiento y exigir la realización de una sesión presencial, siempre que la disconformidad sea formulada al menos con 48 horas de antelación a la fecha prevista para la celebración de la sesión no presencial.= = = = = = = = = = = =

Articulo 35°.- Los acuerdos relacionados con los asuntos que se enumeran a continuación deberán adoptarse por la decisión de por lo menos once (11) de los Directores: = = = = = = = = = = =

La enajenación de los bienes muebles o inmuebles de la Sociedad que tengan un valor de mercado superior a US$ 15 000 000,00 (Quince millones de dólares). = = = = = = = = = = = = = = = = = =

La concertación de cualquier tipo de operación con una misma persona natural o jurídica cuyo monto, aisladamente o en conjunto en un solo ejercicio, supere el quince por ciento (15%) del monto total de los ingresos brutos, ajustados por inflación, obtenidos por la Sociedad en el ejercicio anterior, o la cantidad de US$ 100 000 000,00 (Cien millones de dólares), la que resulte menor. No se aplicará lo establecido en este artículo a las operaciones económico - financieras y/o bancarias.= =

El aumento del capital de la Sociedad sin derecho de preferencia en favor de los socios conforme al artículo 259 de la Ley General de Sociedades, cuya ejecución se delegue en el

Directorio de conformidad con lo dispuesto en el artículo 206° de la Ley General de Sociedades.= = = = = = = = = = = = = = = =

La realización de cualquier tipo de operación con las siguientes personas:= =

Los accionistas titulares de acciones "A-1" y sus filiales o subsidiarias. A estos efectos, se entenderá como filial o subsidiaria a la persona que, directa o indirectamente a través de uno o más intermediarios, controla, está controlada por, o está bajo control común de accionistas titulares de las acciones "A-1".= =

Los accionistas titulares de acciones que representan más del uno por ciento (1%) del capital social de la Sociedad; y, ==

Los directores de la Sociedad y las empresas en las cuales tengan una participación mayoritaria. = = = = = = = = = = = = =

La designación de los auditores externos de la Sociedad cuando ello sea delegado por la Junta General.= = = = = = = = = = = =

Proponer a la Junta General el importe de los dividendos definitivos que deben distribuirse y acordar el reparto de dividendos a cuenta . La propuesta deberá pronunciarse sobre la procedencia o no de la distribución de dividendos en efectivo.

Artículo 36°.- Los acuerdos que adopte el Directorio se harán constar en actas extendidas en un libro especial legalizado conforme a ley, en hojas sueltas o en cualquier otra forma que permita la ley.= =

Excepcionalmente, cuando por cualquier circunstancia no pudiese asentarse según corresponda el acta de una sesión, se extenderá en documento especial, el que se transcribirá o insertará en su oportunidad al libro respectivo o donde corresponda. con

en nombre y a favor de la Sociedad ; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito; y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualesquiera otros títulos valores, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica;= =

Designar los representantes, asesores externos, apoderados, agentes, contadores, auditores, comisionados y banqueros de que haya de servirse la Sociedad;= =

Celebrar contratos de asociación en participación u otras modalidades de contratos asociativos o de asociación de capitales, bienes y servicios;= = = = = = = = = = = = = = = =

Constituir, reconocer, aceptar, renunciar, reducir y cancelar todo tipo de hipotecas, prendas, anticresis, usufructo, servidumbre y cualesquiera otros derechos reales o de garantías;= =

Aprobar el presupuesto anual de la Sociedad;= = = = = = = = = =

Aprobar los estados financieros, liquidaciones, cuentas y memorias que debe presentarse a la Junta General;= = = = = = =

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NOTARIO PUBLICO DE LIMA

Ejercer las facultades que en su favor delegue válidamente la Junta General de Accionistas;= = = = = = = = = = = = = = = = =

Delegar o sustituir total o parcialmente sus facultades o la ejecución de sus acuerdos, en el Presidente del Directorio, en el Gerente General, en uno o varios Directores y en uno o varios funcionarios o empleados de la Sociedad o en personas ajenas a la misma, así como revocar la delegación o sustitución cuando lo estime conveniente.= = = = = = = = = = = = = = = = =

No puede ser objeto de delegación o sustitución la rendición de cuentas y la presentación de estados financieros a la Junta General, ni las facultades que ésta le conceda al Directorio, salvo que ello sea expresamente autorizado; y= = = = = = = = =

Designar las comisiones o comités que sean necesarios para la buena marcha de la Sociedad, delegando en éstos las funciones y atribuciones que estime conveniente.= = = = = = = = = = = =

= =

Artículo 33°.- El Directorio se reúne por lo menos una vez al mes y cuantas veces lo requiera el interés de la Sociedad. = =

El Directorio establece las normas necesarias para la citación a sesión y para su desarrollo.= = = = = = = = = = = = = = = =

Artículo 34°.- El quórum para las sesiones del Directorio es de nueve (9) de sus miembros. Cada Director tiene un voto. =

Salvo por lo dispuesto en el artículo siguiente, los acuerdos del Directorio se adoptan por mayoría absoluta de los directores participantes por si mismos o por representantes. En caso de empate dirime el Presidente.= = = = = = = = = = = = =

Los acuerdos y resoluciones tomados fuera de sesión de directorio por unanimidad de sus miembros tienen la misma

sujeción a las formalidades previstas en el artículo 136 de la Ley General de Sociedades.= = = = = = = = = = = = = = = = = =

Las actas de las sesiones del Directorio serán firmadas por quienes actuaron como Presidente y Secretario.= = = = = = = =

CAPITULO V =

DE LA PRESIDENCIA =

Artículo 37°.- El Presidente del Directorio es elegido entre los directores en la primera sesión del Directorio, luego de su elección e instalación.= = = = = = = = = = = = = = = = = =

En caso que el Presidente dejase de ser director por cualquier causa, el Directorio en la siguiente sesión luego de producirse tal causa procederá a la elección de un nuevo Presidente cuyo mandato será por el resto del periodo.= = = = = = = = = = = =

Artículo 38°.- El Presidente del Directorio tiene las siguientes atribuciones:= = = = = = = = = = = = = = = = = = =

Ejercer las funciones de representación institucional. = = =

Presidir las Juntas Generales y Juntas Especiales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = = = = = =

Convocar y presidir las sesiones del Directorio.= = = = = = =

Emitir voto dirimente en los casos en que se produzca empate en las votaciones del Directorio.= = = = = = = = = = = = = = = =

Ejercer cualquier otra facultad que el Directorio le delegue con las facultades y atribuciones que al efecto se le confieran en el poder específico que se le otorgue.= = = = = = = = = =

Artículo 39°.- El Directorio podrá designar uno o más vicepresidentes, quienes reemplazan al Presidente en caso de ausencia o impedimento, bastando su sola actuación en tal función para acreditar tal ausencia o impedimento. Para su

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

actuación se respetará el orden en el que han sido elegidos.= En caso de ausencia o impedimento temporal del Presidente y de los vicepresidentes en una sesión de Directorio, éste elegirá de su seno a quien presidirá dicha sesión.= = = = = = = = = =

Artículo 40°.- El cargo de Presidente del Directorio y de director es compatible con el de Gerente General. El Directorio podrá otorgar a su Presidente las facultades del Gerente General contempladas en el artículo 43° del estatuto, en cuyo caso podrá utilizar el título de Presidente Ejecutivo. = = =.

CAPITULO VII == =

DE LA GERENCIA =

Artículo 41° La Gerencia de la Sociedad estará a cargo de una o más personas naturales o jurídicas. En caso de designarse a más de un Gerente, el Directorio designará a un Gerente General, en quien recaerán todas las atribuciones y funciones previstas para el cargo en este estatuto y las demás que le otorgue el Directorio y la Junta General de Accionistas. El Gerente General podrá usar el título de Presidente Corporativo. El Directorio podrá nombrar un Gerente General suplente quien asumirá las funciones del Gerente General en caso de ausencia o impedimento de éste. Se presume de pleno derecho la ausencia o impedimento del Gerente General con la sola actuación del suplente.= =

Artículo 42°.- El Gerente General, si no es director, participa en las sesiones del Directorio con voz pero sin voto. Asimismo, tendrá derecho a asistir, con voz pero sin voto, a las Juntas Generales y Especiales de Accionistas, salvo que concurra en calidad de accionista o como representante de accionistas. =

Artículo 43°.- El Gerente General es el ejecutor de las disposiciones del Directorio y de la Junta General de Accionistas y está investido de la representación de la Sociedad. El Gerente General esta relevado de la representación judicial y procesal de la Sociedad. Las facultades generales y especiales de representación procesal señaladas en el código de la materia, desde su nombramiento serán asumidas por el o los gerentes o funcionarios o cualesquier otros representantes que el Directorio designe.= = = = = = = = = = = = = = = = = = = =

Sin perjuicio de los poderes que en cada caso otorgue el Directorio o la Junta General de Accionistas en favor del Gerente General, las principales atribuciones de este funcionario son las siguientes:= = = = = = = = = = = = = = = =

Organizar el régimen interno de la Sociedad y dirigir las operaciones de ésta, de conformidad con el estatuto, los acuerdos de las Juntas Generales y los del Directorio.= = = =

Inspeccionar los libros y operaciones de la Sociedad, llevar la correspondencia y cuidar de la organización, existencia, regularidad y veracidad de los libros de contabilidad. = = =

Delegar o sustituir, total o parcialmente, las facultades o atribuciones que le confiere este estatuto o que le hubieren sido delegadas por el Directorio, así como revocar la delegación o sustitución.= = = = = = = = = = = = = = = = = =

Expedir las declaraciones, constancias y certificaciones que sea necesario extender a nombre de la Sociedad, con salvedad de las señaladas en el artículo 31 y en el segundo párrafo de este artículo.= =

Procurar el manejo adecuado y ordenado de los gastos, cuidando

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NOTARIO PUBLICO DE LIMA

de los bienes y fondos sociales y dando cuenta al Directorio de las condiciones y progresos de los negocios y operaciones de la Sociedad y de las cobranzas, inversiones y fondos disponibles.=

Proponer al Directorio la estructura orgánica de la Sociedad hasta el nivel de las Gerencias Centrales y otras áreas de la misma jerarquía, así como el nombramiento y remoción de los funcionarios a cargo de éstas.= = = = = = = = = = = = = = = = =

En el caso de que el Directorio designe Presidente Ejecutivo o el Gerente General utilice el título de Presidente Corporativo, los Gerentes Centrales podrán utilizar el título de Vicepresidente Ejecutivo seguido de la indicación del área de actividad correspondiente.= = = = = = = = = = = = = = = = = = =

Nombrar, contratar, promover o despedir por sí mismo o por intermedio de sus representantes, a los trabajadores, con excepción de los Gerentes Centrales y funcionarios del mismo nivel.= =

Establecer la política de personal y recursos humanos y aprobar la estructura salarial de la empresa, excepto las remuneraciones de los Gerentes Centrales y funcionarios del mismo nivel.= =

Ejercer todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecido en la ley y en este estatuto, así como cumplir con los encargos que le confiera en cada caso el Directorio mediante el otorgamiento de poderes a su favor.= =

Dentro de los limites y en la forma que fije el Directorio autorizar la colocación, retiros, transferencias y enajenación de fondos, rentas y valores pertenecientes a la Sociedad en

instituciones del país y del exterior; celebrar contratos de crédito documentario; otorgar y contraer préstamos; solicitar y otorgar fianzas; ordenar abonos, cargos y transferencias; contratar cajas de seguridad, operarlas y cancelarlas; abrir y cerrar cuentas corrientes, de crédito o de cualquier otra naturaleza, con o sin garantía; girar, endosar y protestar cheques; girar, aceptar, endosar, avalar, prorrogar, descontar, negociar y protestar letras de cambio y pagarés, cartas de crédito o cartas órdenes y otros efectos de giro y de comercio; endosar conocimientos de embarque y pólizas de seguros; obtener, recibir y endosar warrants y certificados de depósito y, en general, realizar toda clase de operaciones con emisiones de bonos, obligaciones, deuda y cualquier otro título valor, ante instituciones bancarias y financieras o, en general, ante cualquier persona natural o jurídica.= = = = = = = = = = = = =

Celebrar contratos, convenios y compromisos que tengan relación con las actividades de la Sociedad dentro de los límites que fije el Directorio.= =

Someter al Directorio con toda oportunidad balances periódicos, así como el balance de cada año conjuntamente con los elementos que se requieran para preparar la memoria anual que debe someterse a la consideración de la Junta General de Accionistas.= =

Artículo 44°.- Los demás gerentes de la Sociedad tendrán las atribuciones que les confiera la ley, el Directorio y el Gerente General.= =

TITULO IV =

ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES = = = = = = =

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

Artículo 45°.- El Directorio está obligado a formular luego de finalizado el ejercicio social los estados financieros, la propuesta de aplicación de utilidades y la memoria anual, con la antelación necesaria para ser sometidos, conforme a ley, a la consideración de la Junta Obligatoria Anual de Accionistas. De los documentos indicados en el párrafo anterior debe resultar con claridad y precisión la situación económica y financiera de la Sociedad, los resultados obtenidos en el ejercicio vencido y el estado de sus negocios.= = = = = = = =

TITULO V =

REORGANIZACIÓN DE LA SOCIEDAD == = = = = = = = = = = = = = = =

Artículo 46°.- La transformación, fusión, escisión y, en general, cualquier otra forma de reorganización de la Sociedad se sujetará a las disposiciones contenidas en los artículos 333° al 395 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TÍTULO VI =

DISOLUCIÓN, LIQUIDACIÓN Y EXTINCIÓN DE LA SOCIEDAD = = = = =

Artículo 47°.- La disolución, liquidación y extinción de la Sociedad se sujetará a las disposiciones contenidas en los artículos 407 al 422 de la Ley General de Sociedades y demás disposiciones pertinentes.= = = = = = = = = = = = = = = = = =

TITULO VII =

ARBITRAJE =

Artículo 48°.- Toda clase de controversias o desacuerdos entre los accionistas o los administradores y la Sociedad, incluyendo, sin que la enumeración siguiente tenga carácter limitativo, aquéllos que surjan entre éstos respecto de sus

derechos. los relativos al cumplimiento de los estatutos y validez de los acuerdos, las impugnaciones y nulidad de acuerdos o actos de los órganos sociales, las impugnaciones de juntas generales de accionistas y cualquier otro que verse sobre materias relacionadas con las actividades de la Sociedad, fin u objeto social, ya sea durante el período social o durante la liquidación, serán sometidos a la decisión inapelable de un tribunal arbitral compuesto de tres miembros de los cuales uno será nombrado por cada una de las partes y el tercero será nombrado por los dos árbitros así designados.= = = = = = = =

En caso hubiera más de un accionista o administrador con la misma diferencia o controversia contra la Sociedad, el segundo árbitro será designado por mayoría simple entre ellos y, de no ser posible, se recurrirá al Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.= =

Si no existiera acuerdo sobre la designación del tercer árbitro o si cualquiera de la partes no designase al suyo dentro de los diez días hábiles de ser requerida por la otra parte, el nombramiento correspondiente se hará a petición de cualquiera de las partes, por el Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima. = =

El arbitraje se llevará a cabo en la ciudad de Lima y no deberá exceder de 60 días hábiles contados desde la fecha de instalación del tribunal arbitral, pudiendo los árbitros prorrogar dicho plazo en una o más oportunidades.= = = = = = =

El arbitraje será de conciencia a no ser que cualquiera de las partes solicite que el arbitraje sea de derecho, caso en el

cual esta forma de arbitraje será obligatoria y los árbitros deberán ser abogados.= =

El pacto arbitral contenido en el presente artículo será plenamente eficaz aún cuando al momento de plantearse la controversia el accionista o administrador hubieren dejado de serlo, siempre que la controversia se origine en hechos vinculados a la relación entre el accionista o el administrador y la Sociedad, ocurridos en el tiempo en que aquéllos hubieren tenido la condición de tales= = = = = = = = = = = = = = = = = =

Para cualquier intervención de los jueces y tribunales ordinarios dentro de la mecánica arbitral y la ejecución del laudo, el asunto será sometido a la jurisdicción de los jueces y tribunales del Distrito Judicial del Cercado de Lima. = = =

DISPOSICIÓN TRANSITORIA == = = = = = = = = = = = = = = = = =

PRIMERA.- Lo dispuesto en los artículos 5 último párrafo, 9, 11, 25, 26, 27, 28, 35 primer acápite del literal d) y 38 literal b), del Estatuto entrará en vigencia en la misma fecha de la Junta General de Accionistas que apruebe el aumento de capital y consecuente emisión de las acciones de las Clases "A-1" y "C". Mientras tanto, resultará de aplicación lo dispuesto en los literales siguientes:= = = = = = = = = = = = = = = = =

El régimen de gobierno de la Sociedad está encomendado a la Junta General de Accionistas, al Directorio y a la Gerencia, que ejercen sus funciones de conformidad con la ley y este estatuto:= =

El Directorio estará conformado por 3 miembros:= = = = = = = =

En el caso de ausencia o impedimento del director titular, éste podrá hacerse representar por otro director mediante poder

otorgado por cualquier medio escrito, incluido el telefax, dirigido a la Secretaría del Directorio;= = = = = = = = = = =

El período del Directorio termina en la misma oportunidad en que la Junta General de Accionistas resuelve incrementar el capital social y emitir las acciones Clases "A-1" y "C", o el 31 de diciembre de 2001, lo que ocurra primero; pero los directores continuarán en sus cargos aunque hubiese concluido su período mientras no se produzca nueva elección; = = = =

Producido el aumento de capital y emisión de acciones Clases "A-1"y "C", el Directorio - bajo responsabilidad - deberá convocar a Juntas Especiales para la designación de los miembros del Directorio, bajo los términos establecidos en el Artículo 27 del Estatuto Social; y= = = = = = = = = = = = = =

El Presidente del Directorio presidirá las Juntas Generales y los actos oficiales de la Sociedad.= = = = = = = = = = = = = =

<u>SEGUNDA</u>.- Sin perjuicio de lo establecido en el artículo 5 del Estatuto, la Junta General dé Accionistas podrá acordar, en el caso que el primer aumento de capital se produzca por efecto de fusión, reorganización simple o cualquier otro mecanismo de reorganización societaria, que la Sociedad emita acciones Clase "C" en favor de los accionistas que, por efecto de la reorganización, adquieran la calidad de trabajadores de la Sociedad.= =

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

<u>PRIMERA CLÁUSULA ADICIONAL</u>.- De conformidad con lo dispuesto en los Artículo 252 de la Ley General de Sociedades y 26 de la Ley del Mercado de Valores, aprobada por Decreto Legislativo No. 861, se acuerda inscribir todas las acciones de la Sociedad, incluso las acciones Clases "A-1" y "C" que se emitan como

consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), para su cotización en la Bolsa de Valores de Lima.= = = = = = = = = =

Para dichos efectos, queda designado como representante de la Sociedad ante la Bolsa de Valores de Lima durante la vigencia del listado de las acciones, los señores José Ramón Vela Martínez, con Documento Nacional de Identidad N°41356876; Víctor Carlos Schwartzmann Larco, identificado con Documento Nacional de Identidad N° 08234765;= = = = = = = = = = = = = =

José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° N-87013; Antonio Juan Francisco Villa Mardon, identificado con Documento Nacional de Identidad N° 10840875 y Oscar Orlando Portocarrero Quevedo, identificado con Documento Nacional de Identidad N° 08866447, todos ellos con domicilio para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quienes se encuentran facultados a presentar la solicitud de inscripción correspondiente ante la Bolsa de Valores de Lima y en general, toda la documentación que sea necesaria para dichos efectos.= =

<u>SEGUNDA CLÁUSULA ADICIONAL</u>.- Para efectos de la inscripción de las acciones Clases "A-1", "B" y "C" en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores que lleva CONASEV, la Sociedad quedará sometida a las normas y disposiciones de la Bolsa de Valores de Lima.= =

<u>TERCERA CLÁUSULA ADICIONAL</u>.- La política de dividendos de la

Sociedad será la siguiente:= = = = = = = = = = = = = = = = = =

Se destinará al pago de dividendos hasta el 50 (CINCUENTA) por ciento de las utilidades netas del ejercicio, pudiendo tales dividendos ser pagados en calidad de provisionales o de definitivos para cada ejercicio, conforme al siguiente calendario:= =

Pago del dividendo provisional: a partir del 1° de diciembre de cada ejercicio.= =

Pago del dividendo definitivo: con posterioridad a la celebración de la Junta que lo declare y a partir del 1° de junio.= =

En cada oportunidad, el Directorio fijará la fecha de corte que aplicará a efectos del pago de los dividendos.= = = = = = = =

La política de dividendos antes acordada podrá ser modificada por acuerdo de Junta de Accionistas.= = = = = = = = = = = = =

CUARTA CLÁUSULA ADICIONAL.- Los otorgantes, en su calidad de accionistas, eligen por unanimidad el primer Directorio de la Sociedad, que estará integrado por las siguientes personas: =

Alfonso Bustamante y Bustamante, identificado con Documento Nacional de Identidad N° 30849678, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima, quien lo presidirá;= =

José Ramón Vela Martínez, identificado con Documento Nacional de Identidad N° 41356876, domiciliado para estos efectos en Av. Arequipa 1155, Santa Beatriz, Lima; y,= = = = = = = = = = = =

José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con carné de extranjería N° N-87013, domiciliado para estos efectos en Dean Valdivia N° 250, San Isidro. = = =

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

QUINTA CLÁUSULA ADICIONAL.- Los otorgantes eligen por unanimidad como Gerente General de la Sociedad al señor José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con carné de extranjería N° N-87013, domiciliado para estos efectos en Dean Valdivia N° 250, San Isidro. = = =

Agregue usted, señor Notario, las cláusulas de ley, inserte los comprobantes de depósito en institución bancaria de las sumas pagadas por concepto de capital y pase los partes respectivos a los Registros Públicos.= = = = = = = = = = = = = = = = = = = =

Lima, 16 de noviembre de 2000. = = = = = = = = = = = = = = = = =

FIRMADO: José Ramón Vela Martínez.- Santiago Bamse Eduardo Jaime Antúnez De Mayolo Morelli.= = = = = = = = = = = = = = =

Autoriza la presente minuta el Doctor Luis Miguel Garcia Mori, Abogado - con Registro del Colegio de Abogados de Lima No.22792. =

I N S E R T O : BOLETA DE DEPOSITO BANCARIO = = = = = = = =

Deposito en Efectivo y/o Cheques Propio Banco = = = = = = = =

San Isidro, 11 de Septiembre de 2000 = = = = = = = = = = = = =

Número de cuenta: 0011-0686-39-0100025788 = = = = = = = = = =

Divisa: Nuevos Soles =

Titulares: TELEFONICA MOVILES PERU HOLDING S.A.A.= = = = = = =

Referencia: Depósito en efectivo.= = = = = = = = = = = = = = =

Total depósito S/. 1,000.00= = = = = = = = = = = = = = = = = =

Una firma ilegible.- Impresión de la Caja Registradora.= = = =

= =

C O N C L U S I O N : Formalizado el instrumento se instruyeron los otorgantes de su objeto por la lectura que de todo el hicieron, afirmandose y ratificandose en el contenido

del mismo. sin modificación alguna. = = = = = = = = = = = = =

INSERTO: ARTICULO 74 DEL CODIGO PROCESAL CIVIL = = = =

FACULTADES GENERALES.- La representación judicial confiere al representante las atribuciones y potestades generales que corresponden al representado, salvo aquellas para las que la ley exige facultades expresas. La representación se entiende otorgada para todo el proceso, incluso para la ejecucion de la sentencia y el cobro de costas y costos, legitimando al representante para su intervencion en el proceso y realizacion de todos los actos del mismo, salvo aquellos que requieran la intervencion personal y directa del representado. = = = = = =

INSERTO: ARTICULO 75 DEL CODIGO PROCESAL CIVIL = = = =

FACULTADES ESPECIALES.- Se requiere el otorgamiento de facultades especiales para realizar todos los actos de disposicion de derechos sustantivos y para demandar, reconvenir, contestar demandas y reconvenciones, desistirse del proceso y de la pretension, allanarse a la pretensión, conciliar, transigir, someter a arbitraje las pretensiones controvertidas en el proceso, sustituir o delegar la representacion procesal y para los demas actos que exprese la ley. =

El otorgamiento de facultades especiales se rige por el principio de literalidad. No se presume la existencia de facultades especiales no conferidas explícitamente. = = = = ==

La presente escritura pública se inicia en la foja con número de serie 1076542 y termina en la foja con número de serie 1065734, de lo que doy fe.- FIRMADO: JOSE RAMON VELA MARTINEZ.- SANTIAGO BAMSE EDUARDO JAIME ANTUNEZ DE MAYOLO MORELLI.- SE

TERMINA DE FIRMAR HOY DIECISIETE DE NOVIEMBRE DEL DOS MIL.- Y DR. JAIME ALEJANDRO MURGUIA CAVERO. ABOGADO NOTARIO DE ESTA CAPITAL.-

C O N C U E R D A

CON EL ORIGINAL DE SU REFERENCIA, EXPIDIENDO ESTE ______ TESTIMONIO DE CONFORMIDAD CON LA LEY VENTISEIS MIL DOS

Lima 20 de Noviembre del 2000

2F.SGM

Jaime Murguía Cavero
NOTARIO PUBLICO DE LIMA

Anexo 4: Constancia de haber celebrado el contrato para la Representación de Valores por Anotaciones en Cuenta, expedida por CAVALI I.C.L.V. S.A.

CONTRATO DE SERVICIOS PARA LA INSCRIPCION DE VALORES REPRESENTADOS POR ANOTACIONES EN CUENTA

Conste por el presente documento, el Contrato de Servicios que celebran de una parte **CAVALI ICLV S.A.**, con R.U.C. N° 34666962, y con domicilio en Pasaje Acuña 191, Lima, representada por su Apoderado, señor Víctor Manuel Sánchez Azañero, con Libreta Electoral Nro. 08736559, y por su apoderada, señora Magaly Martínez Matto, identificada con Libreta Electoral Nº 09302145, según poderes inscritos en los asientos C00005 y C00006, respectivamente, de la Partida Nº 11021533 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao, a quien en adelante se le denominará **CAVALI**; y de la otra **TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.**, con R.U.C. Nº 50080510, con domicilio en Avenida Arequipa 1155, Urbanización Santa Beatriz, Distrito de Lima, Provincia y Departamento de Lima, debidamente representada por su Gerente General, señor José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° N-87013, según poderes inscritos en la Partida Nº 11236211 del Registro de Personas Jurídicas de Lima, a quien en adelante se denominará **EL EMISOR**, bajo los términos siguientes:

PRIMERA.- LAS PARTES

1.1.- **CAVALI** es una Institución de Compensación y Liquidación de Valores autorizada según Resolución CONASEV N° 358-97-EF/94.10, encargada de llevar el registro contable de valores representados por anotaciones en cuenta y que realiza, entre otras funciones, el efectuar la transferencia, compensación y liquidación de valores que deriven de su negociación en mecanismos centralizados de negociación y fuera de ellos, en virtud de lo dispuesto por el Decreto Legislativo N° 861, Ley del Mercado de Valores (en adelante la "LEY"), Reglamento de Instituciones de Compensación y Liquidación de Valores, aprobado por Resolución Conasev Nº 031-99-EF/94.10 (en adelante el "Reglamento"), Reglamentos Internos y demás disposiciones.

1.2.- **EL EMISOR** es una sociedad anónima cuya escritura pública de constitución corre inscrita en la Partida Registral Nº 11236211 del Libro de Sociedades Mercantiles del Registro de Personas Jurídicas de Lima.

A fines de este Contrato, **EL EMISOR** y **CAVALI** serán denominados conjuntamente las Partes y según el caso, individualmente cada uno de ellos, la "Parte".

a) Registro y transferencia contable de LOS VALORES;
b) Registro de constitución de derechos, cargas, gravámenes y todo acto o hecho que afecte la disponibilidad de LOS VALORES;
c) Procesamiento y registro de derechos y beneficios, actos societarios que afecten los valores y situaciones extraordinarias (art. 40 Resolución Conasev Nº 021-99-EF/94.10) de **EL EMISOR** y aquellos eventos vinculados a dicho registro, lo cual se efectuará observando lo dispuesto en el Anexo II;
d) Envío de información sobre LOS VALORES;
e) En caso **EL EMISOR** solicite por escrito, **CAVALI** le prestará el servicio de pago de intereses, amortización y redención del principal, o de ser el caso, el pago de dividendos en efectivo, lo cual se efectuará observando lo dispuesto en el Anexo III;
f) En caso **EL EMISOR** lo solicite por escrito, **CAVALI** le prestará el servicio denominado CAVALI EMISORAS, por el cual **CAVALI** conectará a **EL EMISOR** a su computador central a fin que este último tenga acceso en línea a información relativa a LOS VALORES, lo cual se efectuará observando lo dispuesto en el Anexo IV.

Todo lo cual se denomina de aquí en adelante "EL SERVICIO".

En tanto los Anexos a los cuales se hace referencia en este Contrato se encuentren suscritos por ambas Partes, los mismos formarán parte integrante del mismo.

TERCERA.- VIGENCIA DEL CONTRATO

Las partes acuerdan que las fechas de inicio y vencimiento del presente Contrato son las señaladas en el numeral 2 del Anexo I-A, del presente documento, según se trate de valores de renta variable o instrumentos de deuda.

CUARTA.- TRANSFERENCIA DE DATOS REGISTRADOS EN LA MATRÍCULA DE EL EMISOR

En caso se efectúe la transferencia de los datos del registro de LOS VALORES que lleva **EL EMISOR** a **CAVALI**, ésta se sujeta a las disposiciones contenidas en el numeral 3 del Anexo I-A del presente Contrato.

QUINTA.- CONTINUIDAD DEL SERVICIO

EL EMISOR declara conocer que la prestación de EL SERVICIO, se realiza a través de infraestructura y facilidades técnicas de los equipos y sistemas de telecomunicaciones existentes y disponibles al momento de la prestación de EL SERVICIO.

CAVALI velará por la prestación de EL SERVICIO en forma continua, durante el plazo de vigencia de este Contrato.

En consecuencia, en el supuesto que la infraestructura y facilidades técnicas de los equipos y servicios, así como sistemas de telecomunicación antes mencionados, no funcionaran adecuadamente durante la vigencia de este Contrato, **CAVALI** tomará las medidas necesarias para restablecer el servicio de acuerdo al plan de contingencia implementado para tal efecto.

EL EMISOR declara conocer que de acuerdo al artículo 229 de la LEY, **CAVALI** puede suspender el servicio previa autorización de la Comisión Nacional Supervisora de Empresas y Valores.

Asimismo, **CAVALI** queda exenta de toda responsabilidad frente a **EL EMISOR** si en un determinado momento o día EL SISTEMA no funciona o no realiza algunas de las operaciones, como consecuencia de desperfectos ocasionales del hardware y/o software o por la suspensión de EL SERVICIO, ocasionados por hechos fortuitos, imprevisibles o ajenos a la diligencia ordinaria que **CAVALI** está obligada a tener.

CAVALI declara que está cumpliendo con el cronograma de adecuación de los sistemas de procesamiento informático al año 2000, establecido por Resolución CONASEV No. 094-98-EF/94.10.

SEXTA.- RETRIBUCION DE LOS SERVICIOS PRESTADOS

La retribución por la prestación de EL SERVICIO, es por cada serie, clase o emisiones, según corresponda, de LOS VALORES y asciende a los montos tarifarios que se detallan en el Anexo V.

En consecuencia, queda establecido que los pagos por concepto de la inscripción de LOS VALORES, así como por el mantenimiento del sistema y los registros que se efectúen serán de cargo de **EL EMISOR**, de conformidad con el artículo 235° de la LEY.

Al importe de la retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**. El pago de la retribución se realizará a los quince (15) días calendarios de la fecha de emisión del documento de la factura correspondiente.

Los montos tarifarios que se detallan en el indicado Anexo V, serán modificados automáticamente con la publicación del dispositivo que apruebe nuevas retribuciones por EL SERVICIO que presta CAVALI, debiendo **EL EMISOR** abonar los nuevos importes en la oportunidad en que la respectiva Resolución entre en vigencia.

SETIMA.- INTERES

En el improbable caso de que **EL EMISOR** incumpla con la obligación descrita en la cláusula precedente, las partes acuerdan en forma expresa que **EL EMISOR** pagará a **CAVALI**, sobre el monto adeudado, un interés moratorio equivalente a la tasa máxima en moneda nacional que fija diariamente el Banco Central de Reserva del Perú, por cada día de retraso. Dicho interés será calculado desde el primer día posterior a la fecha de vencimiento de la factura correspondiente.

Asimismo, en virtud de lo dispuesto en el numeral 1 del artículo 1333° del Código Civil, se aplicará la mora automática, por lo que no será necesaria intimación y/o notificación para que se configure la mora.

OCTAVA.- INCUMPLIMIENTO

Sin perjuicio de lo señalado en la cláusula precedente, ante el incumplimiento de pago de la retribución señalada en la cláusula sexta por parte de **EL EMISOR**, **CAVALI** ejercitará lo siguiente:

a) Transcurridos quince (15) días calendarios del vencimiento de la factura correspondiente, requerirá a **EL EMISOR** el pago de la retribución mediante un aviso de cobranza. En este aviso de cobranza se informará el monto a cancelar que incluye los intereses de acuerdo a la cláusula sétima, y los gastos administrativos diarios equivalentes a 0.125% de la UIT vigente a la fecha del aviso de cobranza más el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, de acuerdo a un cronograma de pagos diario desde el mismo día de emisión del aviso de cobranza. En este aviso de cobranza se indicarán además las cuentas bancarias de **CAVALI** en las que se deberán efectuar los pagos.

b) Transcurridos treinta (30) días calendarios del vencimiento del respectiva factura, por vía notarial solicitará a **EL EMISOR** el pago de la retribución, así como los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

c) Transcurridos sesenta (60) días calendarios de emitida la respectiva factura, por vía notarial reiterará su solicitud de pago de la retribución a **EL EMISOR**, así como el pago de los intereses moratorios y gastos administrativos correspondientes de acuerdo a lo señalado en el literal a) de la presente cláusula.

d) Transcurridos sesenta (70) días calendarios de emitida la respectiva factura, comunicará el hecho a CONASEV de acuerdo a lo dispuesto en la cláusula siguiente.

NOVENA: SANCIONES

En caso que **EL EMISOR** incumpla la LEY, Reglamento, Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV o cualquiera de las prestaciones a su cargo asumidas en virtud del presente Contrato, **CAVALI** comunicará de tal hecho a la CONASEV a efectos que dicha entidad supervisora tome las medidas correctivas correspondientes e imponga las sanciones que le resulten aplicables a **EL EMISOR,** conforme a las normas vigentes que dicte la CONASEV.

DECIMA.- RESERVA DE LA INFORMACION

CAVALI se obliga a mantener bajo reserva la información contenida en su registro contable, guardando su confidencialidad de acuerdo a lo establecido en los artículos 45° y 232° de la LEY y en el artículo 54° del Reglamento.

Asimismo, **EL EMISOR** declara conocer el deber que la LEY impone a **CAVALI** de mantener reserva respecto a la información que aparece en sus registros.

En consecuencia, **EL EMISOR** se compromete a mantener en reserva la información a que se

refiere la indicada LEY y todos los demás datos e informaciones a los que **EL EMISOR** tiene acceso a través de EL SERVICIO.

La información y datos a los que accese **EL EMISOR** serán para uso propio, en el local señalado en el Anexo VI, y sólo dentro de los alcances de las instrucciones impartidas por los titulares de LOS VALORES.

En ese sentido y a fin de resguardar la confidencialidad de la indicada información, **EL EMISOR** designa, por este acto a las personas indicadas en el Anexo VI, como las únicas personas autorizadas a acceder a EL SERVICIO y por ende a recibir información respecto al registro contable, pudiendo el apoderado con poder suficiente de **EL EMISOR**, durante la vigencia el presente Contrato, sustituir a la persona indicada, comunicando inmediatamente el hecho a **CAVALI**.

En ese sentido **EL EMISOR** se responsabiliza frente a **CAVALI**, en forma expresa, incondicional e irrevocable por cualquier instrucción u orden que curse a **CAVALI** cualquiera de sus representantes autorizados, aún en el caso que las mismas no hubieren sido autorizadas por **EL EMISOR** o que fueran realizadas en exceso de las facultades conferidas a sus representantes y este hecho no hubiese sido informado por escrito a **CAVALI**, con anticipación, al momento en que las instrucciones u órdenes sean recibidas por **CAVALI**.

DECIMA PRIMERA.- OBLIGACIONES DE EL EMISOR

EL EMISOR goza de los derechos reconocidos en el Reglamento y Reglamento Interno, dispositivo que será aplicable una vez aprobado por CONASEV, y que **CAVALI** se obliga a poner en conocimiento de EL **EMISOR** en caso dicha norma no se publique en el diario oficial.

Asimismo, **EL EMISOR** se somete a todas las obligaciones que se establecen en las normas antes citadas siendo las principales las siguientes:

a) Entregar la información establecida y aquella que le fuera requerida por **CAVALI** en uso de sus atribuciones;
b) Confirmar a los participantes y a **CAVALI** sobre la autenticidad de los títulos y el estado de los valores a ser representados por anotaciones en cuenta, cuando éstos se lo soliciten;
c) Conciliar su información con la del registro contable a cargo de **CAVALI** cuando ésta última lo requiera;
d) Proveer oportunamente los recursos necesarios a **CAVALI** para que ésta cumpla con la entrega de dividendos, pago de intereses, amortización del principal o redención del mismo, u otros beneficios cuando le hubieren confiado tal responsabilidad;
e) Comunicar a **CAVALI** inmediatamente de tomado conocimiento sobre cualquier acto que afecte los valores inscritos en los registros de éstas, adjuntando la documentación sustentatoria;
f) Comunicar a **CAVALI** toda información que dispongan respecto de la identidad de sus accionistas o titulares de valores;
g) Cumplir con lo estipulado en el presente Contrato;

DECIMA SEGUNDA.- COMUNICACIONES A EL EMISOR

CAVALI, de acuerdo a lo dispuesto en el artículo 68 del Reglamento pondrá a disposición de **EL EMISOR** la información sobre las inscripciones efectuadas respecto de sus valores y los correspondientes titulares, a más tardar al día hábil siguiente de registradas. Sin perjuicio de ello **CAVALI** remitirá oportunamente la mencionada información al local de **EL EMISOR** señalado en el Anexo VI.

DECIMA TERCERA.- PREVALENCIA DEL CONTRATO

El presente Contrato contiene todos los acuerdos y estipulaciones a los que han arribado las partes y reemplaza y prevalece sobre cualquier negociación, oferta, acuerdo, entendimiento o convenio que las partes hayan sostenido, cursado o pactado respecto al objeto del presente Contrato, con anterioridad a la fecha de celebración del mismo.

Sin perjuicio de lo dispuesto en el párrafo anterior, en caso las partes acordaran alguna modificación al presente Contrato, ésta deberá constar por escrito en documento que debidamente suscrito por ambas partes, en dos originales de idéntico valor, será anexado al mismo formando parte integrante de él.

DECIMA CUARTA.- DOMICILIO

Las partes señalan como domicilio contractual los que aparecen en el encabezado del presente Contrato. Todas las comunicaciones y/o notificaciones judiciales o extrajudiciales se dirigirán válidamente a dichos domicilios, salvo que medie previo aviso comunicado por carta notarial con quince (15) días de anticipación indicando la variación del domicilio, en cuyo caso las comunicaciones y/o notificaciones deberán hacerse al nuevo domicilio.

DECIMA QUINTA.- ARBITRAJE

1. Todos los conflictos o controversias que pudieran surgir entre las Partes sobre la interpretación, ejecución, cumplimiento y cualquier aspecto relacionado a la existencia, validez, ineficacia o resolución del contrato deberán ser resueltos por éstas en Trato Directo dentro de un plazo de cinco (5) días hábiles contados a partir del momento en que una parte comunique a la otra, por escrito, la existencia de un conflicto o controversia (el "Plazo de Trato Directo").

El Plazo de Trato Directo podrá ser ampliado por cinco (5) días hábiles a fin de resolver sus discrepancias sin necesidad de recurrir a instancias superiores u otras instancias.

En el caso que las Partes, dentro del Plazo del Trato Directo, no resolvieran el conflicto o controversia suscitado deberán someter sus diferencias a arbitraje de derecho de acuerdo con lo pactado en el punto 2 de la presente cláusula.

2. El arbitraje estará a cargo de un arbitro, designado de común acuerdo por las Partes cuyo laudo será inapelable. El arbitraje será de derecho.

El arbitraje se realizará conforme al Reglamento de Arbitraje Nacional del Centro de Conciliación, Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

En defecto de acuerdo de las partes respecto de la designación del árbitro único, dentro de un plazo de (5) cinco días hábiles de recibida por una Parte la solicitud de la otra en el tal sentido, se constituirá un Tribunal Arbitral, de acuerdo al siguiente procedimiento:

a) El procedimiento arbitral será realizado por un Tribunal Arbitral conformado por tres miembros cuyo laudo será inapelable. El arbitraje será de derecho.

b) Cada una de las Partes designará un árbitro y los árbitros nombrados designarán, a su vez, a un tercer árbitro. En caso que una de las partes demore más de quince días hábiles, desde que haya sido requerida por escrito por la otra Parte para la designación del árbitro que le corresponde designar, éste será designado por el Centro de Conciliación y Arbitraje Nacional e

Internacional de la Cámara de Comercio de Lima, eligiéndolo de entre las personas que integran la relación de árbitros que dicha entidad tiene establecida. En este caso, se entenderá que la parte que no cumplió ha renunciado a su derecho a designar al árbitro que le corresponde.

c) El procedimiento, el plazo del arbitraje y demás disposiciones que sean necesarias para su ejecución, serán las establecidas en el Reglamento de Arbitraje Nacional del Centro de Conciliación y Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima.

d) En todo lo no previsto, asi como en el caso que resulte desactivado el mencionado Centro de Arbitraje y Conciliación Nacional e Internacional de la Cámara de Comercio de Lima, se aplicarán las normas de la Ley General de Arbitraje, Ley No. 26572 o las disposiciones de aquella ley o norma que la sustituya.

DECIMA SEXTA.- COMPETENCIA

Las partes se someten expresamente a la competencia de los jueces y tribunales del distrito Judicial de Lima, para la ejecución forzada de las decisiones arbitrales adoptadas por el árbitro único o el Tribunal Arbitral que se constituya de acuerdo a la Cláusula precedente.

Se firman dos originales de igual tenor, en Lima a los __________ (___) días del mes de diciembre del año dos mil.

----------------	----------------
CAVALI ICLV	**EL EMISOR**

[1] En caso se tratará de valores emitidos por una sociedad extranjera donde la legislación de su país señale que los valores se representan mediante títulos físicos, para efectos del presente Contrato se entenderá que el valor está anotado en cuenta.

ANEXO I-A

VALORES DE RENTA VARIABLE

I.- LOS VALORES

EL EMISOR es una entidad que, de acuerdo a la escritura pública de fecha 17 de noviembre de 2000, otorgada ante el Notario Público de Lima, Doctor Jaime Murguía Cavero, e inscrita en la Partida Nº 11236211 del Registro de Personas Jurídicas de Lima, tiene un capital social ascendente a la suma de S/. 1,000.00 (Mil y 00/100 Nuevos Soles), representado por 1000 acciones de un valor nominal de S/. 1.00 (Un y 00/100 Nuevo Sol) cada una íntegramente suscritas y totalmente pagadas, las cuales se representan por medio de certificado de acciones (en adelante LOS VALORES).

En el caso que parte de la emisión esté representado por títulos físicos, de acuerdo a lo dispuesto en el artículo 218 de la LEY es obligatorio que para su negociación los mismos se registren previamente en una institución de compensación y liquidación de valores, como es el caso de CAVALI, para ser representadas mediante anotación en cuenta.

En ese sentido, **EL EMISOR** declara conocer que para la negociación de LOS VALORES, éstos deberán ser desmaterializados previamente, para cuyo efecto, **EL EMISOR** se somete a los términos y condiciones del procedimiento de desmaterialización de valores detallado en el Sub Anexo I-A, que debidamente firmado por ambas partes forma parte integrante del presente documento.

II.- VIGENCIA

1. **En caso los valores se encuentren listados en Rueda de Bolsa de la Bolsa de Valores con anterioridad al 1 de mayo de 1997 es de aplicación lo siguiente:**

   a) A partir del 1 de Mayo de 1997, CAVALI asumió las funciones que tenía la Caja de Valores y Liquidaciones de la Bolsa de Valores de Lima, entre las que se encuentran prestar el servicio de registro de valores representados por anotación en cuenta, en aplicación a lo dispuesto por la Novena Disposición Transitoria de la LEY, razón por la cual a partir de dicha fecha **EL EMISOR** solicito los servicios de **CAVALI**.

En función de lo expuesto y en virtud del presente documento, **CAVALI** y **EL EMISOR** reconocen la relación contractual existente entre dichas instituciones desde el 1 de mayo de 1997 a la fecha de suscripción del contrato de servicios del cual forma parte el presente Anexo.

b) El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

2. En caso LOS VALORES esten en trámite de inscripción en Rueda de Bolsa de la Bolsa de Valores es de aplicación lo siguiente:

El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta suscrito entre **CAVALI** y **EL EMISOR** se inicia en la fecha en que la Bolsa de Valores informe a CAVALI que LOS VALORES han sido listados en Rueda de Bolsa, pactándose su vigencia por un plazo indefinido.

3.- En caso que LOS VALORES no se listen en la Rueda de la Bolsa de Valores es de aplicación lo siguiente:
El Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se inicia en la fecha de suscripción del mismo, pactándose su vigencia por un plazo indefinido.

III.- TRANSFERENCIA DE LOS DATOS CONTENIDOS EN LA MATRÍCULA

3.1 EN CASO EXISTAN AFECTACIONES REGISTRADAS EN LA MATRÍCULA DE ACCIONES DEL EMISOR

EL EMISOR se obliga a informar a **CAVALI**, por escrito y medio magnético, según corresponda, sobre la constitución de derechos y gravámenes que afecten a LOS VALORES, que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta se encuentren anotados en la matrícula de acciones llevada por **EL EMISOR**, a fin que **CAVALI** los inscriba en el registro contable, conforme al artículo 217 de la LEY.

En ese sentido, **EL EMISOR** entrega, a la suscripción de este documento, la relación de los derechos y gravámenes que recaen sobre LOS VALORES, que se detallan en el Sub Anexo I-B que firmado por ambas partes forma parte integrante del presente documento, así como copia legalizada de la documentación sustentatoria.

EL EMISOR se responsabiliza de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en su matrícula, y los documentos que presenta al a suscripción de este documento, así como que la constitución de los derechos y gravámenes que se detallan en el Sub Anexo I-B, han sido de acuerdo a las normas de la materia.

En el supuesto que **CAVALI** se viese obligada a asumir alguna responsabilidad o pago de carácter económico por cualquier causa derivada de la inscripción de los derechos y gravámenes que se detallan en el Sub Anexo I-B, **EL EMISOR** se obliga a sumir íntegramente tal reparación o pago, lo cual incluirá los gastos legales, judiciales o extrajudiciales en los que **CAVALI** pudiese haber incurrido.

EL EMISOR declara conocer que **CAVALI** no tiene responsabilidad alguna frente al acreedor o deudor prendario derivada de la constitución, ampliación o levantamiento de prendas conforme al este Contrato, debiendo informárselos a los mismos por escrito.

Sin perjuicio de lo señalado precedentemente, **EL EMISOR** de acuerdo al literal e) del artículo 39 del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación sustentatoria.

3.2 EN CASO NO EXISTAN AFECTACIONES REGISTRADOS EN LA MATRÍCULA DE ACCIONES DE EL EMISOR

EL EMISOR declara que a la fecha de suscripción del Contrato de servicios de inscripción de valores representados mediante anotaciones en cuenta, no se encuentran anotados en su matrícula de acciones, la constitución de derechos y gravámenes que afecten a LAS ACCIONES, responsabilizándose de manera expresa e incondicional e irrevocable frente a **CAVALI**, por la veracidad de la información contenida en dicha matrícula.

Sin perjuicio de lo señalado anteriormente, **EL EMISOR** de acuerdo al literal e) del artículo 39° del Reglamento está obligado a informar a **CAVALI** sobre cualquier acto que afecte los valores a ser representados por anotaciones en cuenta, adjuntando la documentación sustentatoria.

SUB ANEXO I-A

DESMATERIALIZACION DE VALORES

Desmaterialización es el proceso mediante el cual se cambia la representación de una emisión, serie o emisión de valores de títulos a anotaciones en cuenta, requiriéndose para ello el acuerdo de **EL EMISOR** o la solicitud del titular cuando dicha transformación sea necesaria para la negociación del valor en un mecanismo centralizado.

El procedimiento que se detalla a continuación se encuentra en orden de participación y en forma agrupada de acuerdo a las actividades que realizará cada participante:

a) **Titular**

- Solicita o da su aceptación al participante para la desmaterialización del título de su propiedad.

b) **Participante**

i. Registra la intención de su cliente de desmaterializar el título, mediante el ingreso de los datos del mismo en el sistema de **CAVALI**, en un archivo que tendrá la categoría de temporal (no ingresa saldos del valor en la cuenta del titular), asignando el sistema a cada título ingresado un numero de registro en forma automática.

ii. A fin que **EL EMISOR** certifique el registro realizado, el participante podrá:

iii. Remitir el título a **CAVALI** como máximo hasta las 17:30 horas del día siguiente de realizado el registro. En caso contrario **CAVALI** procederá a eliminar dicho registro del sistema.

iv. Remitir el título directamente al emisor dentro de las 24 horas siguientes de realizado el registro y solicitarle su conformidad.

v. Asimismo, deberá registrar en el sistema de **CAVALI** la modalidad escogida, a fin de informar sobre la forma de envío tanto a **CAVALI** como al emisor.

c) **CAVALI**

- Recibe los títulos enviados por los distintos participantes diariamente hasta las 17:30 horas y verifica los datos de los mismos con el registro realizado en el sistema.

- Remite al emisor diariamente los títulos recibidos, consignando en los mismo la expresión "inhabilitado" y solicita la respectiva confirmación de los registros realizados.
- Los certificados que lleguen hasta las 12:00 horas se enviaran a la emisora el mismo día.
- Los certificados que ingresen hasta las 17:30 horas se enviaran a la emisora al día siguiente.

d) **Emisor**

Si **EL EMISOR** cuenta con el sistema CAVALI EMISORAS :

- Recibe en tiempo real a través del sistema, los registros de las intenciones de desmaterialización.
- Espera recibir los títulos de los Participantes o de **CAVALI**.
- A partir del 1 de agosto de 1999 **EL EMISOR** dispone de tres días desde la recepción del título para evaluar los títulos recibidos, registrando en el sistema CAVALI EMISORAS su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta[1], y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para efectos del cambio de la forma de representación de valores a anotaciones en cuenta, **EL EMISOR** debe confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y anotación en el registro de **EL EMISOR** que el valor se encuentra inscrito en **CAVALI**.

---

[1] En caso se trate de valores sobre los cuales recae algún tipo de afectación (prendas, embargos o derecho de usufructo) **EL EMISOR** debe remitir a **CAVALI** copia notarialmente legalizada de la parte pertinente de la matrícula de acciones, así como copia notarialmente legalizada del documento que sustente tal afectación (contrato de prenda, comunicación del titular, Oficio o Resolución que ordene el embargo).

Si **EL EMISOR** no cuenta con el sistema CAVALI EMISORAS :

- Recibe la carta solicitud de conformidad de desmaterialización de los participantes o de **CAVALI** con los títulos respectivos.
- Dispone de tres días desde la recepción del título para evaluar los títulos recibidos, comunicando en el formato correspondiente su conformidad o rechazo respecto a la autenticidad del título y el estado de los valores a ser representados mediante anotación en cuenta, y de ser el caso, anulará el título.
- Si vencidos los tres días señalados precedentemente para la confirmación de **EL EMISOR** sin tener respuesta del mismo, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del titulo (disponibilidad) procediendo **CAVALI** a la desmaterialización del mismo.
  Cabe indicar que hasta el 01 de agosto de 1999, de acuerdo a la Primera Disposición Transitoria del Reglamento, para los efectos del cambio de la forma de representación de valores a anotaciones en cuenta, los emisores deben confirmar la autenticidad y el estado de los valores a ser representados por anotaciones en cuenta en un plazo no mayor a siete (7) día útiles, transcurrido dicho plazo y sin contar con la respuesta de **EL EMISOR**, se entenderá que **EL EMISOR** ha prestado su confirmación sobre la validez y la integridad del título (disponibilidad) procediéndose a la desmaterialización del mismo.
- Anula el título.
- El registro del título en el sistema de **CAVALI** debe realizarse de manera simultanea a la anulación del título y eliminación del titular en el registro **EL EMISOR**.

En caso **EL EMISOR** preste su conformidad sobre la validez del título por escrito o a través del servicio CAVALI EMISORES y en caso LOS VALORES se encuentren afectados, **EL EMISOR** deberá informar a **CAVALI**, sobre la constitución de derechos y gravámenes que afecten a dicho titulo. En este sentido, la emisora adjuntará copias notarialmente legalizadas de los respectivos contratos de constitución de gravámenes y los documentos sustentarios de los embargos, así como copia de la parte pertinente de la matricula en la cual consten dichas afectaciones.

Asimismo, **EL EMISOR** asume la responsabilidad ante **CAVALI** por cualquier reclamo o denuncia que pudiera ser interpuesta contra **CAVALI** por terceros, en caso que la información y/o documentación remitida sobre la base de su conformidad o rechazo no sea exacta.

e) **CAVALI**

Cuando la conformidad o rechazo de la desmaterialización sea remitida por escrito (presentada en mesa de partes o vía fax), **CAVALI,** registrará en el sistema la instrucción comunicada por **EL EMISOR**, y procederá e remitir a **EL EMISOR**, de ser el caso, el informe de desmaterializaciones

registradas, el cual servirá de base para que **EL EMISOR** procederá a anular los títulos.

f) **Participante**

- Visualiza la conformidad o el rechazo de su solicitud en el sistema en tanto este haya sido registrado.

Del Registro

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, de la conformidad con la desmaterialización de los títulos, significará la desmaterialización del título y el ingreso del valor en la cuenta del titular.

Para todo efecto, la fecha de ingreso del valor en la cuenta del titular en **CAVALI**, será la fecha de registro de la conformidad, considerándose el valor como representado mediante títulos hasta que dicha conformidad no se registre.

El registro en el sistema por parte de **EL EMISOR** o de **CAVALI**, del rechazo de la solicitud y el motivo del rechazo, implicará la eliminación del registro realizado en el archivo temporal.

<u>SUB ANEXO I-B</u>

GRAVAMENES, EMBARGOS Y OTRAS AFECTACIONES ANOTADAS EN LA MATRICULA DE ACCIONES LLEVADA POR EL EMISOR

TITULAR	PRENDA, EMBARGO, USUFRUCTO Y OTRAS AFECTACIONES	ACREEDOR	JUZGADO Y BENEFICIARIO	CANTIDAD DE VALORES AFECTADOS	INCLUYE BENEFICIOS SI/NO (DETALLE)

ANEXO II

ACTOS SOCIETARIOS QUE AFECTEN A LOS VALORES INSCRITOS EN EL REGISTRO CONTABLE Y REGISTRO DE SITUACIONES EXTRAORDINARIAS

I.- FUSIÓN, ESCISIÓN U OTRAS FORMAS DE REORGANIZACIÓN SOCIETARIA, UNIFICACIÓN DE SERIES Y REDUCCIÓN O AUMENTO DE CAPITAL, DE LOS VALORES INSCRITOS EN LOS REGISTROS DE CAVALI ICLV S.A.

Objetivo : Realizar los procesos corporativos de Fusión, Escisión u otras formas de reorganización societaria, Unificación de series y Reducción o Aumento de capital, de los valores inscritos en los registros de **CAVALI**.

1. **EL EMISOR**, debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso. Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para los procesos y el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. En los días previos a la fecha de canje **EL EMISOR** podrá solicitar la información que requiera para la conciliación de los registros.

4. A la fecha de canje **CAVALI** procede a realizar la actualización de los saldos con la información enviada por **EL EMISOR** y enviará a la misma la siguiente documentación, la que será confirmada o señalarán observaciones, al termino del plazo de 24 horas:

Proceso	**Listado**	**Código**
Fusión de Empresas	Fusión de Valores – Definitivo	CV0810R
Escisión	Escisión de Valores – Definitivo	CV3115R3
Cambio de Valor Nominal	Cambio de Valor Nominal - Total acciones por titular	CV1410R
Reducción de Capital	Fusión de Valores – Definitivo	CV0810R

II.- REPARTO DE BENEFICIOS EN ACCIONES

Objetivo :Registrar los derechos en acciones correspondientes a valores representados por anotación en cuenta en **CAVALI** por encargo de las emisoras.

1. **EL EMISOR** debe comunicar el Hecho de Importancia a **CAVALI**, el acuerdo societario informando a su vez las características del proceso.

Asimismo, adjuntará la documentación requerida para este tipo de eventos.

2. **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el proceso, asimismo, el criterio de redondeo, al termino de las 24 horas de haber recibido la Carta de Factor que **CAVALI** envía para estos procesos.

3. Al día siguiente **CAVALI** enviará a **EL EMISOR** la documentación correspondiente a la Fecha de Registro la misma que detallamos a continuación:

Listados	**Código**
Cálculo de Stock al último día de negociación con derecho	CV1610R
Cálculo de Stock al último día de negociación con derecho por participante	CV1605R
Informe de transferencia de inicio del mes hasta el último día de negociación con derecho	CV0505R
Operaciones de reporte culminadas desde el inicio del mes hasta el último día de negociación con derecho	CV0577R
Comitentes Reportados Reportantes **CAVALI**	OE1303R
Comitentes Reportados Reportantes Físicos	OE1307R
Informe de Bloqueos por Valor Acreedor.	CV1030R

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales, el tratamiento a seguir en el caso de que resulten fracciones de acciones correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

   EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

5. Luego de la Conciliación de los saldos entre **EL EMISOR** y **CAVALI**, esta ultima enviara a **EL EMISOR** el reparto preliminar

Listado	**Código**
Reparto de beneficios en acciones – Preliminar por titular	CV0410R

EL EMISOR debe confirmar o hacer llegar sus observaciones sobre la información, al termino del plazo de las 24 horas.

6. Luego de confirmado el reparto preliminar por parte de **EL EMISOR**, **CAVALI** procesará el reparto definitivo a la fecha correspondiente y remitirá a **EL EMISOR** el siguiente listado para su debido control:

Listado	**Código**
Reparto de beneficios en acciones –	CV0410R

Definitivo por titular	

III.- CAMBIO DE REPRESENTACIÓN DE ANOTACIONES EN CUENTA A TÍTULOS FÍSICOS

Objetivo :Cambiar la forma de representación de los valores representados mediante anotación en cuenta a títulos físicos.

1. Existen dos supuestos para proceder con el procedimiento:

- Al ser informado **CAVALI** sobre el deslistado de LOS VALORES de la Bolsa de Valores, en aplicación de lo dispuesto en el artículo 45 del Reglamento, solicita a **EL EMISOR** confirme por escrito si los valores inscritos en el registro contable de **CAVALI**, también serán retirados.

- En el caso que los valores sean retirados de **CAVALI** a solicitud de **EL EMISOR**, se procederá con la exclusión a partir de la fecha de recepción de la comunicación que indica la carta.

2. **CAVALI** recibe la comunicación de **EL EMISOR** hasta la 17:15 p.m. del día, la misma que debe contar con los siguientes datos:
- Valor
- No. de acciones
- Fecha de Retiro
- Firma de la persona autorizada.

3. **CAVALI** verifica en el sistema, que los titulares tenga saldo disponible.
4. Retira del registro contable los valores de cada una de las cuentas de los titulares señalados en la solicitud.
5. Procede a enviar a **EL EMISOR** una comunicación con la información de los valores retirados del registro contable, así como un informe sobre los valores que se encontraban afectados.
6.- **EL EMISOR** recibe la información, la procesa y emite los correspondientes títulos.

IV.- SITUACIONES EXTRAORDINARIAS

Objetivo : Realizar, por encargo de **EL EMISOR**, el Proceso de Oferta Publica de Intercambio de Acciones.

Descripción *:*
CAVALI realiza las coordinaciones con las Entidades que intervienen en el proceso.

Coordinaciones Externas.- **CAVALI** hará las coordinaciones con las siguientes entidades:

➢ Coordinaciones con **EL EMISOR**.

- Coordinaciones con el Oferente.
- Coordinaciones con las Sociedades Agentes de Bolsa participantes.
- Coordinaciones con la Bolsa de Valores: Dirección de Mercados y Estudios Económicos.

El titular recibe la información relativa a la Oferta Publica de Intercambio, acepta las condiciones e informa a la Sociedad Agente de Bolsa su voluntad de participar en la misma.

El participante recibe la información y procede a realizar el traspaso de las acciones que se encuentran registradas por medio del Sistema por Anotación en Cuenta, a la Cuenta Custodio Especial, creada para este efecto. Asimismo, procede a llenar la carta de aceptación del titular, en la cual se debe consignar los datos solicitados por **EL EMISOR**, así como, de ser el caso el N° del traspaso antes mencionado.

Luego, el participante envía la información a **CAVALI**, adjuntando, de ser el caso, los títulos físicos.

Cabe señalar que, si la Carta de Aceptación tiene alguna falta no será recibida por **CAVALI**.

INICIO DE LA OFERTA

CAVALI entrega a los participantes Bursátiles el listado de sus accionistas registrados en sus respectivas cuentas matrices.

Recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información se encuentra debidamente consignada, procesará la información de la siguiente manera:

- *Acciones representadas por medio de Anotación en Cuenta.-* **CAVALI** recibirá las Cartas de Aceptación y procederá a confirmar el traspaso de las acciones en la cuenta especial, teniendo en cuenta los datos que aparecen en la pantalla, los cuales deben coincidir correctamente con los de la Carta.

- *Acciones representadas por medio de Títulos Físicos.-* **CAVALI** recibirá la información registrando los Títulos Físicos en el sistema bajo le código del titular consignado en la Carta de Aceptación. Este menú de Registros O.P.I. para Títulos Físicos consistencia si el título físico tiene alguna limitación para su negociación, llámese embargos, reporte o algún otro gravamen.

- *Las Acciones comprometidas en Operaciones de Reporte.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

- *Las Acciones con limitaciones para su negociación.-* Se procederá de acuerdo a lo informado en el folleto entregado a los Participantes.

Luego procede al sellado de las Cartas de Aceptación y todas sus copias en señal de conformidad.

CAVALI recibe y verifica la Carta de Aceptación enviada por el Participante. Si la información no se encuentra debidamente consignada, procederá a devolver la información al Participante, haciéndole saber cual es el punto que deben corregir.

Al cierre del día **CAVALI** envía las cartas que corresponden a la Bolsa de Valores (Dirección de Mercados) adjuntando, a las mismas, los listados y el diskette, si fuera el caso, con la información recepcionada durante el día.

Asimismo, **CAVALI** remite la información en forma de listados al Emisor.

El Asistente en **CAVALI** ordena la información en orden de Sociedad Agente de Bolsa y en orden de fecha de recepción. Esta información debe estar separada en dos archivos diferentes, Físico y **CAVALI**, para permitir al operador del Area de Liquidaciones, liquidar las operaciones de adjudicación en forma correcta y ordenada.

DPTO. DE OPERACIONES DE MERCADEO

Durante los 4 últimos días de la Oferta el Operador de Compensación y Liquidación recibe la solicitud, de los Participantes, de retirar de la compensación operaciones con el fin da participar de la oferta. Se liquidan valores y se compensan fondos, dando disponibilidad a los compradores.

ULTIMO DÍA DE LA OFERTA

En el Departamento de Operaciones de Mercadeo, se realizan los traspasos de las acciones registradas en **CAVALI** y que pertenecían a Operaciones de Reporte, a la Cuenta Custodio Especial, luego de cumplir con las condiciones informadas a los participantes. Asimismo realiza el registro de los Títulos Físicos que se encontraban en operaciones de Reporte y han cumplido con las condiciones

CAVALI, luego de cerrar el ingreso de información diaria, procesará la información contenida en sus registros los cuales arrojarán los listados que serán entregados a Dirección de Mercados en la Bolsa de Valores, para su revisión.

ANEXO III

REPARTO DE DIVIDENDOS EN EFECTIVO, INTERESES, AMORTIZACION Y REDENCION DEL PRINCIPAL

Fecha de Corte, Registro y Entrega.-

Fecha de corte.- Ultimo día de negociación con derecho a suscripción de nuevos valores o algún otro derecho o beneficio a que se refiere la fecha de registro.

Fecha de Registro.- Fecha establecida por **EL EMISOR** para determinar a los titulares de los derechos o beneficios previamente acordados a ser entregados. No se aplica a Valores de Renta Fija.

Fecha de Entrega.- Fecha fijada por **EL EMISOR** como la fecha a partir de la cual pondrá a disposición de los titulares de las acciones, el derecho de suscripción de nuevos valores o algún otro derecho, Interés o beneficio previamente acordado.

Fecha de Vencimiento.- Fecha establecida por **EL EMISOR** para efectos del cálculo del interés y/o amortización a entregar.

I.- REPARTO DE BENEFICIOS EN EFECTIVO Y/O ENTREGA DE INTERESES EN EFECTIVO

Objetivo :Realizar la entrega de los Beneficios en Efectivo o de Intereses, según lo acordado por **EL EMISOR**, de acuerdo a lo previsto en la Resolución Conasev Nº 145-98-EF/94.10 y en la Resolución Nº 031-99-EF/94.10

Confirmación de saldos

1. Tratándose de dividendos, **EL EMISOR** confirmará en forma escrita a **CAVALI**, los factores exactos utilizados para el reparto del beneficio en efectivo, asimismo, el criterio de redondeo y el lugar de pago, al término de las 24 horas de haber recibido la carta de factor remitida por **CAVALI**.

2. Tratándose de intereses, **EL EMISOR** comunica a **CAVALI** oportunamente la tasa a utilizar para el pago de intereses correspondiente a cada titular.

3. Tratándose de intereses y dividendos, para efectos de la conciliación de LOS VALORES anotados en los registros de **CAVALI, EL EMISOR** por escrito confirmará los saldos o, de ser el caso, informará a **CAVALI** sobre las diferencias existentes con respecto a dichos saldos.

Dicha comunicación, para el caso de dividendos, deberá ser remitida a **CAVALI**, como máximo cinco (5) días útiles antes de la fecha de entrega. Tratándose de intereses dicha comunicación deberá ser remitida a más tardar un día antes de la fecha de pago.

4. **EL EMISOR** debe determinar, con arreglo a las disposiciones legales vigentes, el tratamiento a seguir en el caso de que resulten remanentes correspondientes a los titulares al aplicar el factor de canje o de distribución. Dicho tratamiento debe ser informado a **CAVALI** con diez (10) días calendario antes de la entrega.

Confirmación de Reparto

En caso, **EL EMISOR** opte por entregar los dividendos o intereses a través de **CAVALI** y luego de conciliar los registros, **EL EMISOR** recibirá la información acerca del reparto preliminar, la misma que será confirmada al termino de dos días útiles antes de la fecha de pago de los dividendos o un día antes del pago de intereses, según se trate.

5. Luego de confirmado el reparto preliminar por parte de **EL EMISOR,** en el día **CAVALI**, a fin hacer efectivo el pago de los intereses o dividendos según corresponda, le comunicará el monto a ser depositado en una determinada cuenta bancaria.

   Los Fondos correspondientes deben ser depositados de la siguiente manera:

   - Transferencia Interbancaria.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque del mismo Banco.- Con 24 horas de Anticipación a la Fecha de Entrega.
   - Cheque de otro Banco.- Con 48 horas de anticipación.
   - En Efectivo o transferencia dentro de un mismo Banco.- con 24 horas de anticipación.

Toda demora en la entrega de fondos disponibles por parte de **EL EMISOR**, que retrase la entrega, es inmediatamente comunicada al mercado a través de una Circular a Participantes.

Asimismo, **CAVALI** devolverá a **EL EMISOR** los Cheques que al término de treinta días útiles no hallan sido recogidos y/o que sean devueltos por los participantes. Dicha comunicación será remitida en copia al representante de los obligacionistas de las emisiones o series, de ser el caso.

ANEXO IV

CAVALI EMISORAS

PRIMERA.- SERVICIO CAVALI EMISORAS

Las partes acuerdan que para la prestación del servicio denominado CAVALI EMISORAS, **CAVALI** conectará a **EL EMISOR**, a su computador central, a fin que este último acceda a través de terminarles a las opciones previstas en el Sub Anexo IV-A. La información a la que se tendrá acceso es sólo respecto de LOS VALORES.

Para tal efecto, **CAVALI** pondrá un conector en su computador central, a disposición de **EL EMISOR**, a través del cual éste podrá enlazarse a fin de acceder al servicio CAVALI EMISORAS en forma remota.

SEGUNDA.- ACCESO REMOTO

EL EMISOR es responsable de procurar, a su costo, el equipamiento e infraestructura de comunicaciones, lo cual incluye la respectiva licencia de uso de Sotfware emulador denominado "Reflection and Express Software", y lo que fuere necesario para el acceso al computador central de **CAVALI**, así como el mantenimiento y otros requerimientos para el adecuado funcionamiento del terminal.

Los requerimientos de equipamiento están descritos en el Sub Anexo IV-B (Equipamiento) que forma parte integrante del presente Contrato.

CAVALI, luego de instalado el servicio, capacitará a las personas que determine el departamento de valores de **EL EMISOR** mediante documento en comunicación de fecha cierta dirigida a la Gerencia de Operaciones. Cualquier capacitación adicional, será remunerada por **EL EMISOR**, de acuerdo al precio que pacten las partes, por escrito.

TERCERA.- CLAVES DE ACCESO

CAVALI entregará oportunamente con la debida reserva, las claves de acceso asignadas para poder acceder a CAVALI EMISORAS, tales como password y nombres de usuario, a las personas autorizadas por **EL EMISOR**, señaladas en el Anexo VI del Contrato.

Siendo el caso que el acceso al computador central de **CAVALI**, es para uso exclusivo de **EL EMISOR**, éste es responsable del correcto uso, custodia, seguridad, manejo y confidencialidad de sus claves de acceso.

En consecuencia, toda acción realizada haciendo uso de dicha clave de acceso, sin importar si es o no persona autorizada por **EL EMISOR**, será considerada sin excepción, como un acto realizado por **EL EMISOR**, siendo de su exclusiva responsabilidad las consecuencias que de ello se deriven.

El EMISOR es responsable exclusivo de la utilización de la información a la que tenga acceso a través y como consecuencia de su acceso a CAVALI EMISORAS. Es en especial, responsable de cualquier efecto derivado de actos y decisiones que realice o tome sobre la base de información recibida a través de dicho acceso.

El EMISOR deberá modificar periódicamente las claves de acceso desde sus propios equipos, en cualquier momento siendo de total responsabilidad de **EL EMISOR**, los daños y perjuicios propios y/o a terceros, que la inobservancia de esta obligación pudiera originar. Sin perjuicio de lo antes señalado, **EL EMISOR** podrá solicitar por escrito a **CAVALI**, con 24 horas de anticipación la modificación de sus claves de acceso, si ésta no pudiera realizarse desde sus propios equipos.

CUARTA.- INTANGIBILIDAD DE CAVALI EMISORAS

EL EMISOR declara conocer que el software CAVALI EMISORAS, no es de su propiedad, por lo que garantiza que no divulgará, distribuirá, traducirá, adaptará, reproducirá, alterará, modificará o variará, dicho software, siendo responsable frente al autor de la misma, por cualquier incumplimiento.

QUINTA.- RETRIBUCIÓN

Las partes acuerdan que, **EL EMISOR** pagará a **CAVALI**, durante los primeros quince (15) días calendarios posteriores a la emisión de la correspondiente factura, la retribución que oportunamente apruebe CONASEV por la prestación del servicio CAVALI EMISORAS. Dicha retribución se devengará desde la fecha en que **CAVALI** informe por escrito a **EL EMISOR** que el mismo se encuentra apto para el uso del servicio, documento que deberá ser insertado al presente documento formando parte integrante del mismo.

Al importe de la referida retribución se adicionará el Impuesto General a las Ventas (IGV) y cualquier otro impuesto por crearse, que grave la prestación del servicio objeto del presente Contrato, los cuales serán de cargo de **EL EMISOR**.

Sub-Anexo IV-A

OPCIONES DEL SISTEMA CAVALI EMISORES

1. **Informes de Transferencia**

   a) Información de Transferencia de Operaciones Rueda/Reporte
   b) Información de Transferencia de Operaciones Renta Fija
   c) Información de Datos de Operaciones Rueda/Reporte
   d) Información de Datos de Operaciones Renta Fija
   e) Informe de Transferencia de Operaciones Modificadas Renta Fija
   f) Informe de Transferencia de Operaciones Culminadas Reporte
   g) Informe Mensual para SUNAT
   h) Archivo de Intercambio Operaciones Rueda/Reporte
   i) Archivo de Intercambio Datos Personales de Operaciones de Rueda/Reporte
   j) Otros item's asociados :
      - Archivo de intercambio de Datos Personales de Operaciones de Renta Fija
      - Archivo de intercambio de Operaciones Modificadas Rueda/Reporte
      - Archivo de intercambio de Operaciones Modificadas Renta Fija
      - Archivo de intercambio Mensual SUNAT
      - Listado de Operaciones de CPT-B A CPT-C
      - Archivo de intercambio de CPT-B A CPT-C

2. **Consultas**

   a) Movimientos y Saldos por Titular (fechas)
   b) Datos de titulares y operaciones
   c) Operaciones Liquidadas
   d) Administración de Listados

3. **Relación de Titulares y Saldos en Caja**

   a) Listado de titulares y saldos CAVALI
   b) Listado de Stock Mensuales
   c) Archivo Intercambio de Titulares y Saldos CAVALI
   d) Archivo de Intercambio Stock Mensuales

4. **Procesos de Beneficios (LIB/DIV)**

   a) Listado de Beneficios en acciones
   b) Listado de Beneficios en efectivo
   c) Archivo Intercambio de beneficios en acciones
   d) Archivo Intercambio de Beneficios en efectivo

5. **Procesos Especiales**

a) Listado de fusión de valor
b) Listado de Cambio de Valor Nominal de Valores
c) Listado de exclusiones de Valores
d) Listado de Escisión de Valores
e) Archivo de Intercambio de fusiones
f) Archivo de Intercambio de Cambio de Valor Nominal
g) Archivo de Intercambio de Exclusión de Valor
h) Archivo de Intercambio de Escisión de Valores

6. Anotación en Cuenta Voluntaria

a) Registro Confirmación y Consulta de Anotación en Cuenta Voluntaria
b) Listado de Anotaciones en cuenta
c) Archivo de intercambio de anotaciones en cuenta

7. Reversión de Anotación

a) Consulta de reversión de Anotación en Cuenta Voluntaria
b) Listado de Reversión de Valor
c) Archivo de Intercambio de Extrabursátiles

8. Transferencias Extrabursátiles

a) Listados de Extrabursátiles
b) Archivo de Intercambio de Extrabursátiles

9. Transferencias Fuera de Bolsa

a) Listado de Operaciones fuera de Bolsa
b) Archivo de intercambio de operaciones fuera de bolsa

10. Títulos/Acciones Bloqueadas

a) Consulta de títulos físicos bloqueados
b) Consulta de bloqueo de acciones desmaterializadas
c) Listado de títulos bloqueados
d) Archivo de intercambio de títulos bloqueados
e) Listado de acciones desmaterializadas bloqueadas
f) Archivo de intercambio de acciones desmaterializadas bloqueadas

11. Utilitarios

a) Mail
b) Cambio de password
c) Administrador, Directorio, otros
d) Transferencia Masiva de Archivos
e) Administrador de Parámetros

12. Fin de Sesión

Sub- Anexo IV-B

EQUIPAMIENTO

REQUERIMIENTOS TECNICOS MINIMOS PARA LA IMPLEMENTACION DEL SISTEMA CAVALI	
REQUERIMIENTOS	**OBSERVACIONES**
PC 486 o posterior	
8 MB de memoria RAM	
Monitor a color VGA o posterior	
Windows 3.11 ó 95	SUPER VGA
Tarjeta de Red de 16 bit o 32 bit con sus respectivos drivers de fabricación.	
Linea Telefónica dedicada o conmutada (Se sugiere dedicada)	
50 MB de espacio libre en el disco duro	
Impresora paralela	

ANEXO V

RETRIBUCIONES

EL EMISOR pagará a CAVALI una remuneración de acuerdo a lo siguiente[2]:

No	Concepto	Monto
1.-	Inscripción de valores en el registro contable a solicitud del emisor	US$ 75.00
2.-	Registro de valores en el registro contable	US$ 0.80
3.-	Mantenimiento del valor e información a emisores a)Renta variable b)Instrumentos de deuda	 US$ 60.00* US$0.001%**

[2] Resolución CONASEV N°019-2000-EF/94.10
* Por emisión o clase
** Sobre el monto colocado con un mínimo de US$ 60.00 y un máximo de US$ 250.00

Anexo 5: Relación de accionistas que representan una participación superior al cinco por ciento (5%) del capital social, directores y plana gerencial de la Sociedad; así como de las personas jurídicas integrantes del grupo económico al que pertenece.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo previsto en el literal j) del articulo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de vuestra institución, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. (en adelante, la "Sociedad") en vuestro registro de valores, cumplimos con alcanzarles la relación de accionistas que representan una participación superior al cinco por ciento del capital social, de los directores y de la plana gerencial de la Sociedad; así como de las personas jurídicas integrantes de nuestro grupo económico.

1. **Accionistas que representan una participación superior al cinco por ciento del capital social**

El único accionista con participación mayor al cinco por ciento del capital de la Sociedad es TELEFONICA DEL PERU S.A.A.

2. **Directorio de la Sociedad**

Se encuentra conformado por los siguientes miembros:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• Alfonso Bustamante y Bustamante	Director	DNI 30849678
• José Ramón Vela Martínez	Director	DNI 41356876
• José Javier Manzanares Gutiérrez	Director	Carné de extranjería N-87013

3. **Plana gerencial de la Sociedad**

Se encuentra conformada por las siguientes personas:

Apellidos y Nombre(s)	Cargo	Documento de identificación
• José Javier Manzanares Gutiérrez	Gerente General	Carné de extranjería N-87013

4. Personas jurídicas integrantes del grupo económico

El grupo económico al que pertenece la Sociedad se encuentra conformado por las siguientes personas jurídicas:

- Telefónica del Perú S.A.A.
- Telefónica Móviles S.A.C.
- Telefónica Multimedia S.A.C.
- Telefónica Servicios Integrados S.A.C.
- Telefónica Servicios Internet del Perú S.A.C.
- Telefónica Servicios Financieros S.A.C.
- Transporte Urgente de Mensajería S.A.C.
- Telefónica Servicios Comerciales S.A.C.
- Telefónica Soluciones Globales Holding S.A.C.
- Telefónica Servicios Digitales S.A.C.
- Servicios Editoriales del Perú S.A.C.
- Zeleris Perú S.A.C.
- Telefónica Perú Holding S.A.C.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 6: Información sobre grupos económicos a que se refieren los artículos 7 y 8 de la Resolución Conasev No. 722-97-EF, de acuerdo a los formatos indicados en los Anexos I y II de dicha resolución.

ANEXO I

LISTADO DE PERSONAS JURÍDICAS QUE CONFORMAN EL GRUPO ECONÓMICO

Razón Social	Inscripción en el RPMV
Telefónica del Perú S.A.A.	X
Telefónica Móviles S.A.C.	
Telefónica Multimedia S.A.C.	
Telefónica Servicios Integrados S.A.C.	
Telefónica Servicios Internet del Perú S.A.C.	
Telefónica Servicios Financieros S.A.C.	
Transporte Urgente de Mensajería S.A.C.	
Telefónica Servicios Comerciales S.A.C.	
Telefónica Soluciones Globales Holding S.A.C.	
Telefónica Servicios Digitales S.A.C.	
Servicios Editoriales del Perú S.A.C.	
Zeleris Perú S.A.C.	
Telefónica Perú Holding S.A.C.	

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA DEL PERÚ S.A.A.**

1.- CIIU : 64207

2.- R.U.C. : 10001749

3.- Dirección : Av. Arequipa 1155, Santa Beatriz, Lima

4.- Representante legal : Vela Martinez José Ramón

5.- Accionistas con más del 5% del capital social :

- Telefónica, S.A.
- Telefónica Perú Holding S.A.C.
- Morgan Guaranty Trust of New York (depositario)

6.- Directorio

• Bustamante y Bustamente Alfonso	Presidente del Directorio	D.N.I. N° 30849678
• Viana-Baptista Antonio	Vice Presidente	Pasaporte N° E-009102
• Vela Martinez José Ramón	Director Gerente General	D.N.I. 41356876 E
• Aguirre Nogues Javier	Director titular	Pasaporte N° 9001110
• Benavides de la Quintana Alberto	Director titular	D.N.I. N° 07784590
• Colomer Guiu José Antonio	Director titular	Pasaporte N° 36914446
• Diaz Sánchez Jacinto	Director titular	Pasaporte N° 9201157
• Fournon González-Barcia Fernando	Director titular	Pasaporte N° RNE-VI94998-0
• Graña Miró Quesada José	Director titular	D.N.I. 08266298
• Hernández Garcia Rafael	Director titular	Pasaporte 9801692
• Jalilie Awapara Alfredo	Director titular	D.N.I. 07228265
• Normand Sparks Enrique	Director titular	D.N.I. 08235764
• Piazza Tangüis Walter	Director titular	D.N.I. 07854450
• De la Puente Wiese Gonzalo	Director titular	D.N.I. 08264410
• Rodríguez Mariátegui Proaño Luis	Director titular	D.N.I. 09144124
• Romero Seminario Dionisio	Director titular	D.N.I. 07274369
• Vilarrubi Carrió Carles	Director titular	Pasaporte N° 8002266351

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA MULTIMEDIA S.A.C.**
1.-	CIIU	: 92136
2.-	R.U.C.	: 29000026
3.-	Dirección	: Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima
4.-	Representante legal	: Duncan Cary-Barnard Michael

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamente Alfonso	Director	D.N.I. N° 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Piña López Antonio	Director	Pasaporte N° 9500160
• Vilarrubi Carrió Carles	Director	Pasaporte 8002266351
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612

7.- Gerentes General:

- Duncan Cary-Barnard Michael L.E. N° 10803501

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 30499743
3.-	Dirección	: Av. Camino Real 390 Torre Central Piso 11, San Isidro, Lima
4.-	Representante legal	: Equiza Escudero Jesús

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

8.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Pareja Pallarés Cristina	Director	C.E. N° N-90447

9.- Gerente General:

- Equiza Escudero Jesús C.E. N° N-97536

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SERVICIOS INTERNET DEL PERÚ S.A.C.**

1.- CIIU : 64207

2.- R.U.C. : 30753950

3.- Dirección : Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima

4.- Representante legal : Pérez Benítez Germán

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Villalobos Quintana Alfredo	Director	L.E. N° 07706450
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Equiza Escudero Jesús	Director	C.E.N° N-97536

7.- Gerente General:

- Pérez Benitez Germán C.E. N° N-95692

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SERVICIOS FINANCIEROS S.A.C.**
1.-	CIIU	: 64207
2.-	R.U.C.	: 33346476
3.-	Dirección	: Los Sauces 374, of. 1002, Torre Roja, San Isidro
4.-	Representante legal	: Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente del Directorio	D.N.I. 08746612
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarès Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Checa Gjurinovic Guillermo   L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA MÓVILES S.A.C.**

1.- CIIU : 64207

2.- R.U.C. : 42465356

3.- Dirección : Dean Valdivia 275, San Isidro

4.- Representante legal : Manzanares Gutiérrez José Javier

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Presidente del Directorio	D.N.I. 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Mendoza Canales Hugo	Director	L.E. 07854771
• Portocarrero Quevedo Oscar	Director	L.E. 08866447

7.- Gerente General:

- Manzanares Gutiérrez José Javier C.E. N° N-87013

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.**
1.- CIIU	: 641105
2.- R.U.C.	: 38644572
3.- Dirección	: Av. Arequipa 4005, Miraflores
4.- Representante legal	: Martín Muñoz Francisco

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Reguero Naredo Javier	Director	C.E. N° N-87379
• Mendoza Canales Hugo	Director	D.N.I 07854771
• Manzanares Gutiérrez José Javier	Director	C.E. N° N-87013
• García Vélez José Luis	Director	C.E. N° N-99623
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Gerente General:

- Martín Muñoz Francisco C.E. N° N-85213

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.**
1.-	CIIU	: 67120
2.-	R.U.C.	: 46779139
3.-	Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.-	Representante legal	: Antúnez de Mayolo Morelli Santiago

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Antúnez de Mayolo Morelli Santiago	Presidente Ejecutivo	D.N.I. 08746612
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Fernández Pollán Manuel	Director	D.N.I. 41356875 G
• Pareja Pallarés Cristina	Director	C.E. N° N-90447
• Equiza Escudero Jesús	Director	C.E. N° N-97536

7.- Presidente Ejecutivo:

- Antúnez de Mayolo Morelli Santiago D.N.I. 08746612

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social	: **TELEFÓNICA SERVICIOS COMERCIALES S.A.C.**
1.- CIIU	: 74996
2.- R.U.C.	: 45994066
3.- Dirección	: Av. Arequipa 1155, Santa Beatriz, Lima
4.- Representante legal	: García Vélez José Luis

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

- No ha sido designado

7.- Gerente General:

- García Vélez José Luis C.E. N° N-99623

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **SERVICIOS EDITORIALES DEL PERÚ S.A.C.**

1.- CIIU : 22156

2.- R.U.C. : 47535557

3.- Dirección : Humberto Torres Matos N° 145, Magdalena.

4.- Representante legal : Tomatis Chiappe Bruno

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.

6.- Directorio

• Bustamante y Bustamante Alfonso	Director	D.N.I. 30849678
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Meier Cornejo Ludwig	Director	L.E. 07856491
• Maroto Sanz Joaquín	Director	C.E. N° N-101347
• Piña López Antonio	Director	Pasaporte N° 9500160
• Duncan Cary-Barnard Michael	Director	L.E. N° 10803501

7.- Gerente General:

- Tomatis Chiappe Bruno D.N.I. 0825374

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **TELEFÓNICA SERVICIOS DIGITALES S.A.C.**

1.- CIIU : 74996

2.- R.U.C. : 46834097

3.- Dirección : Av. Primavera 653 San Borja, Lima

4.- Representante legal : Checa Gjurinovic Guillermo

5.- Accionistas con más del 5% del capital social :

- Telefónica del Perú S.A.A.
- Com S.A.

6.- Directorio

• Vela Martinez José Ramón	Director	D.N.I. 41356876 E
• Antúnez de Mayolo Morelli Santiago	Director	D.N.I. 08746612
• Equiza Escudero Jesús	Director	C.E. N° N-97536
• Schneider Shpilberg Ben	Director	D.N.I. 08219550
• Rodriguez Bustamante Julio Alfredo	Director	L.E. 07933913

7.- Gerente General:

- Checa Gjurinovic Guillermo L.E. N° 07886625

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social : **ZELERIS PERÚ S.A.C.**

1.- CIIU :

2.- R.U.C. :

3.- Dirección :

4.- Representante legal : Hernández García Rafael

5.- Accionistas con más del 5% del capital social :

- Telefónica Soluciones Globales Holding S.A.C.

6.- Directorio

• Hernández García Rafael	Director	Pasaporte N° 9801692
• Mario Mendoza Canales Hugo	Director	D.N.I. 07854771
• Vila Boix Ángel	Director	Pasaporte N° 37371616C

7.- Gerente General:

- No ha sido designado

ANEXO II

INFORMACIÓN SOBRE LAS PERSONAS JURÍDICAS DEL GRUPO ECONÓMICO

Razón social		: **TELEFÓNICA PERÚ HOLDING S.A.C.**
1.-	CIIU	: 749900
2.-	R.U.C.	: 20571900
3.-	Dirección	: Av. Arequipa 1155, piso 8, Santa Beatriz, Lima
4.-	Representante legal	: Normand Sparks Enrique

5.- Accionistas con más del 5% del capital social :

- Telefónica Internacional S.A.

6.- Directorio

• Viana-Baptista Antonio	Director	Pasaporte N° E-009102
• Perea Saénz de Buruaga Juan	Director	Pasaporte N° 504097946
• Vela Martínez José Ramón	Director	D.N.I. 41356876 E
• Graña Miró Quesada José	Director	D.N.I. 08266298
• De la Puente Wiese Gonzalo	Director	D.N.I. 08264410

7.- Gerente General:

- Normand Sparks Enrique D.N.I. N° 08235764

Anexo 7: Informe indicando los principales negocios de la Sociedad proyectos y otros aspectos de carácter relevante para los inversionistas.

Telefónica

Lima, 14 de diciembre de 2000

Señores
Bolsa de Valores de Lima
Pasaje Acuña 106
Lima

Estimados señores:

De acuerdo con lo estipulado en el literal l) del artículo 5 del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución Conasev No. 125-98-EF/94.10, y a efectos de la inscripción de las acciones de TELEFÓNICA MÓVILES PERU HOLDING S.A.A. en vuestro registro de valores, cumplimos con expresar los principales negocios y proyectos de dicha sociedad e información adicional que puede resultar relevante para los inversionistas.

Cabe destacar que la información contenida en el presente informe ha sido obtenida de los estatutos de la Sociedad y otros documentos internos de la misma.

INFORME SOBRE LOS PRINCIPALES NEGOCIOS DE TELEFÓNICA MÓVILES PERU HOLDING S.A.A.

TELEFÓNICA MÓVILES PERU HOLDING S.A.A., en adelante la Sociedad, es una sociedad anónima abierta dedicada a adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Como parte de su objeto social, pretende acceder a la tenencia de acciones de empresas de telefonia móvil en el Perú, y que pertenezcan al grupo Telefónica.

Finalmente, debemos indicar que a la fecha, no existen dividendos, u otros beneficios pendiente de entrega.

Sin otro particular, nos suscribimos de ustedes.

Atentamente,

Anexo 8: Modelo del valor.

Telefónica

TELEFONICA MOVILES PERU HOLDING S.A.A.

Constituida por escritura pública de 17 de noviembre de 2000 ante el Notario Público doctor Jaime A. Murguía Cavero.
La Sociedad se encuentra inscrita en la partida 11236211 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao
Domicilio Ciudad de Lima - Duración indeterminada

CAPITAL SOCIAL S/.________________

CERTIFICADO DE ACCION COMUN CLASE "___"

POR __________________ ACCIONES   CERTIFICADO N° _______

LIMA, ___ DE ____________ DE ______

TELEFONICA MOVILES PERU HOLDING S.A.A.

RECONOCE A FAVOR DE

LA PROPIEDAD DE

ACCIONES COMUNES DE LA CLASE "___"   VALOR NOMINAL S/. ____
CADA UNA, INTEGRAMENTE SUSCRITAS Y TOTALMENTE PAGADAS

PRESIDENTE DEL DIRECTORIO   GERENTE GENERAL

Anexo 9: Declaración de que los valores a ser listados se encuentran libres de todo gravamen.

DECLARACIÓN JURADA

Lima, 28 de noviembre de 2000

Señores
CAVALI I.C.L.V.S.A.
Presente.-

Estimado señores:

Actualmente Telefónica Móviles Perú Holding S.A.A se encuentra tramitando la suscripción del Contrato de Servicios de Inscripción de Valores con Cavali I.C.L.V. S.A., a efectos de listar las acciones de la sociedad en la Bolsa de Valores de Lima.

Por medio de la presente y de conformidad con lo establecido en el Anexo 1-A de dicho contrato, manifestamos que a la fecha de la presente, no se encuentran anotados en la matrícula de acciones de la sociedad la constitución de derechos o gravámenes que afecten las acciones materia del listado.

Sin otro particular,

Javier Manzanares Gutiérrez
Gerente General
Telefónica Móviles Perú Holding S.A.A.

Anexo 10: Copia del Registro Unico de Contribuyente de la Sociedad.

SUNAT
SUPERINTENDENCIA NACIONAL DE ADMINISTRACION TRIBUTARIA

CLAVE: 562014507

FORMULARIO 2216
COMPROBANTE DE INFORMACION REGISTRADA

LOTE : 106705

FOLIO : 54

A partir del 01/01/2001 su numero de RUC sera: 20500805103 RUC : 50080510

I N F O R M A C I O N   G E N E R A L

FECHA DE INSCRIPCION: 07/12/2000
APELL.Y NOMBRES O RAZ.SOCIAL: TELEFONICA MOVILES PERU HOLDING S.A.A.
DEPENDENCIA : 0023-I.R.LIMA-MEPECO
ESTADO DEL CONTRIBUYENTE : ACTIVO
CONDICION DOMICILIO : PENDIENTE
CATEGORIA : RESTO
FECHA DE BAJA : -

D A T O S   D E L   C O N T R I B U Y E N T E

TIPO DE CONTRIBUYENTE: 38-SOCIEDAD ANONIMA ABIERTA
CARNET PATRONAL IPSS: -
LIC.MUNICIPAL: -
NOMBRE COMERCIAL: TEL.MOV.PERU HOLDING SAA
NUMERO DE FAX: -
TELEFONOS: -
ACT.ECONOMICA PRINCIPAL: 67120-ACTIVIDADES BURSATILES
FECHA DE INICIO DE ACTIVIDADES: 15/12/2000
SISTEMA DE EMISION DE COMPROBANTES DE PAGO: MANUAL/COMPUTARIZADO
SISTEMA DE CONTABILIDAD: COMPUTARIZADO
ACTIVIDAD DE COMERCIO EXTERIOR: SIN ACTIVIDAD
LIBRETA TRIBUTARIA: -
CODIGO DE PROFESION U OFICIO: - -
MONEDA EXTRANJERA: NO DECLARA EN MONEDA EXTRANJERA
TIPO MONEDA EXTRANJERA: -

D O M I C I L I O   F I S C A L

DEPARTAMENTO: LIMA
PROVINCIA: LIMA
DISTRITO: LIMA
TIPO Y NOMBRE DE LA ZONA: URB. SANTA BEATRIZ
TIPO Y NOMBRE DE LA VIA: AV. AREQUIPA
NRO/KM/MZ:1155
INT/DPTO/LOTE: -
OTRAS REFERENCIAS: -
APARTADO POSTAL: -

D A T O S   D E   L A   E M P R E S A

FECHA INSCRIPCION RR.PP.:06/12/2000 TOMO/FICHA: 11236211 FOLIO: - ASIENTO: - ORIGEN DE LA ENTIDAD: 1-NACIONAL

R E G I S T R O   D E   T R I B U T O S   A F E C T O S

TRIBUTO	AFECTO DESDE	BENEFICIOS CONVENIO	DESDE	HASTA	BASE LEGAL
IGV - OPER. INT. - CTA. PROPIA	15/12/2000				
RENTA-3RA. CATEGOR.-CTA. PROPIA	15/12/2000				
RENTA - NO DOMIC. - RETENCIONES	15/12/2000				

R E P R E S E N T A N T E S   L E G A L E S

TIPO Y NUMERO DE DOCUMENTO	APELLIDOS Y NOMBRES	FECHA DE NACIMIENTO	CARGO	FECHA DESDE
CARNET EXT. N-87013	MANZANARES GUTIERREZ JOSE JAVIER	28/07/1958	GERENTE GENERAL	06/12/2000

CONTRIBUYENTE, REPRESENTANTE LEGAL O PERSONA AUTORIZADA
FECHA: 07/12/2000
DEPENDENCIA SUNAT
FECHA: 07/12/2000

DECLARO BAJO JURAMENTO QUE LOS DATOS REGISTRADOS EXPRESAN LA VERDAD

S U N A T
INTENDENCIA REGIONAL
División de Recaudación
SECCION REGISTRO
20 07 DIC 2000 2
R E C I B I D O
Firma: ______ Hora: ______

APELLIDOS Y NOMBRES | FIRMA | TIPO Y NRO. DE DOCUMENTO | SELLO Y FIRMA DEL RESPONSABLE

CONASEV de la Gerencia de Mercados y Emisores RESPONSABLE LEGAL

CONASEV Gerencia de Mercados y Emisores

República del Perú

Resolución Gerencial
Nº 003-2001-EF/94.45

Lima, 12 de enero de 2001

VISTOS:

El Expediente N° 2000/00598, así como el Informe N° 003-2001-EF/94.45.2 de fecha 12 de enero de 2001, de la Gerencia de Mercados y Emisores.

CONSIDERANDO:

Que, mediante Escritura Pública de fecha 17 de noviembre de 2000, extendida ante Notario Público de Lima doctor Jaime Alejandro Murguía Cavero, se constituye la empresa TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.;

Que, de acuerdo al artículo 5° del Estatuto Social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., el capital social es de un mil y 00/100 Nuevos Soles (S/.1 000,00) representado por mil (1000) acciones nominativas de un y 00/100 Nuevos Soles (S/. 1,00) cada una, íntegramente suscritas y pagadas, y que corresponde en su totalidad a las acciones clase "B";

Que, asimismo, conforme al artículo 5° del Estatuto Social TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., el primer aumento de capital social determina la obligación de la sociedad de emitir acciones clases "A-1" y "C";

Que, la Primera Cláusula Adicional del Estatuto Social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., y conforme a lo dispuesto en los artículos 252° de la Ley General de Sociedades, Ley N° 26887, y 26° de la Ley del Mercado de Valores, Decreto Legislativo N° 861, se acuerda inscribir todas las acciones de la sociedad, incluso las acciones clases "A-1" y "C" que se emitan como consecuencia del primer aumento de capital social, en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, mediante escrito remitido con fecha 18 de diciembre de 2000, TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., solicitó a la Bolsa de Valores de Lima la inscripción en el Registro de Valores de la Bolsa de Valores de Lima, y en el Registro Público del Mercado de Valores, de sus acciones representativas del capital social clase "B", así como la inscripción de las acciones clases "A-1" y "C", a emitirse obligatoriamente producto de un primer aumento de capital;

Que, la Bolsa de Valores de Lima, mediante Carta GL-967/00, presentada con fecha 28 de diciembre de 2000, comunicó a CONASEV su decisión de admitir el listado de las acciones representativas del capital social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., elevando el expediente respectivo para los fines correspondientes;

Que, posteriormente mediante escrito remitido con fecha 11 de enero de 2001, TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. remite, entre otros, la información actualizada relativa a su grupo económico, solicitada por la Gerencia de Mercados y Emisores mediante Oficio N° 112-2001-EF/94.45, cumpliendo con lo requerido;

Que, mediante Junta General de Accionistas de las empresas Telefónica del Perú S.A.A., Telefónica Data Perú S.A.A., y TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A, de fecha 26 de diciembre de 2000, se aprobó el Proyecto de Reorganización Múltiple, de modo que la asignación al capital social de Telefónica Data Perú S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente al negocio de data en Telefónica del Perú S.A.A. ascenderá a veinticinco millones quinientos veintisiete mil doscientos noventicinco y 00/100 Nuevos Soles (S/.25 527 295,00), en tanto que la asignación al capital social de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. que resulta de la excorporación del bloque patrimonial correspondiente a las inversiones en Telefónica Móviles S.A.C. ascenderá a trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve y 00/100 Nuevos Soles (S/.356 825 049,00);

Que, conforme al acuerdo de Junta General de Accionistas de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., mencionado en el considerando anterior, el capital social de la empresa aumentará a trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve y 00/100 Nuevos Soles (S/. 356 826 049,00) representado por trescientos cincuentiséis millones ochocientos veinticinco mil cuarentinueve (356 826 049) acciones íntegramente suscritas y pagadas, representadas a través de acciones clases "A-1", "B" y "C";

Que, de acuerdo al artículo 5° del Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución CONASEV N° 125-98-EF/94.10, en tanto no se presente la escritura pública del primer aumento de capital de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. a la Bolsa de Valores de Lima y a CONASEV, sólo será factible la inscripción de las acciones representativas del capital social clase "B" de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores;

Que, sin embargo, es posible disponer la inscripción en el Registro de Valores de la Bolsa de Valores de Lima y en el Registro Público del Mercado de Valores, de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., condicionada a la presentación, a la Bolsa de Valores de Lima y a CONASEV, de la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social;

Que, la solicitud de inscripción se efectúa de conformidad con lo dispuesto en el Reglamento de Inscripción y Exclusión de Valores Mobiliarios en la Rueda de Bolsa de la Bolsa de Valores de Lima, a lo señalado en el artículo 252° de la Ley General de Sociedades, Ley N° 26887, y el artículo 26° de la Ley del Mercado de Valores, Decreto Legislativo N° 861; -- ------------------------

Estando a lo dispuesto por el artículo 16° del Reglamento del Registro Público del Mercado de Valores, aprobado por Resolución CONASEV N° 079-97-EF/94.10 y a lo acordado por el Directorio de esta Comisión Nacional con fecha 18 de diciembre de 2000 que faculta a la Gerencia de Mercados y Emisores disponer la inscripción de

los valores mobiliarios, previamente emitidos y que serán negociados en mecanismos centralizados de negociación, en el Registro Público del Mercado de Valores.

Resolución Gerencial Nº 003-2001-EF/94.45

SE RESUELVE:

Artículo 1º.- Pronunciarse a favor del listado de las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., en el Registro de Valores de la Bolsa de Valores de Lima.

Artículo 2º.- Inscribir en el Registro Público del Mercado de Valores las acciones representativas del capital social clase "B" emitidas por la TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Artículo 3º.- Pronunciase favorablemente por la inscripción de las acciones representativas del capital social clases "A-1" y "C" de TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. en el Registro de Valores de la Bolsa de Valores de Lima, así como disponer su inscripción en el Registro Público del Mercado de Valores, una vez presentada a la Bolsa de Valores de Lima y a CONASEV, la copia simple de la escritura pública mediante la cual se aprueba el Proyecto de Reorganización Múltiple y el aumento del Capital Social de dicha sociedad.

Dicha presentación debe ser comunicada al mercado por TELEFÓNICA MOVILES PERÚ HOLDING S.A.A. en calidad de Hecho de Importancia.

Artículo 4º.- Transcribir la presente Resolución a TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A., a la Bolsa de Valores de Lima y a CAVALI ICLV S.A.

Regístrese, comuníquese y publíquese.

Francisco Cruzado Coca
Gerente de Mercados y Emisores